!UAL REPORT 2005



CEBU PACIFIC

82-3572





06014835



FIFTY YEARS OF MAKING LIFE BETTER







Robinsons





JG SUMMIT HOLDINGS, INC.



JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

RECEIVED
2006 JUN 30 P 2:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

Securities and Exchange Commission
SEC Building, EDSA, Greenhills
Mandaluyong City

The management of JG Summit Holdings, Inc. and Subsidiaries is responsible for all information and representations contained in the consolidated financial statements as of December 31, 2005 and 2004 and for the years then ended. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, the management maintains a system of accounting and reporting which provides for the necessary internal control to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditors: (i) all significant deficiencies in the design or operation of internal controls that could adversely affects its ability to record, process, and record financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the Company.

Sycip, Gorres, Velayo and Co., the independent auditors appointed by the stockholders, have examined the consolidated financial statements of the Company and its subsidiaries in accordance with generally accepted auditing standards in the Philippines and have expressed their opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.







James L. Go Chairman and Chief Executive Officer	**Lance Y. Gokongwei** President and COO	**Constante T. Santos** SVP – Corporate Controller

Subscribed and Sworn to before me this April 25, 2006 affiant(s) exhibiting to me his/her Residence Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
James L. Go	21828913	January 31, 2006	Pasig City
Lance Y. Gokongwei	21828915	January 31, 2006	Pasig City
Constante T. Santos	21804973	January 18, 2006	Pasig City



ELAINE G. MIRANDA-ARANETA
Notary Public of Makati
Commission No. M-244 until Dec. 31, 2006
Roll of Atty. No. 36183
PTR No. 7168680/1-6-06/Q.C.
IBP No. LRN-03983/Makati City
No. 4 Constellation Street
Makati City, Philippines

Doc. No. 404
Book No. 82
Page No. XXVI
Series of 2006

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 001

Report of Independent Auditors

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited the accompanying consolidated balance sheets of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

SYCIP GORRES VELAYO & CO.



Arnel F. de Jesus
Partner
CPA Certificate No. 43285
SEC Accreditation No. 0075-A
Tax Identification No. 152-884-385
PTR No. 4180829, January 2, 2006, Makati City

April 12, 2006

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31	
	2005	2004 (As Restated)
ASSETS		
Current Assets		
Cash and cash equivalents (Notes 4 and 31)	**₱5,459,046,705**	₱8,015,823,410
Financial assets at fair value through profit and loss (Notes 5 and 31)	**29,122,631,609**	–
Available-for-sale investments (Notes 6 and 31)	**3,929,697,537**	–
Temporary investments - net (Note 5)	–	21,985,098,938
Receivables - net (Notes 3, 7, 28 and 31)	**22,595,364,347**	20,264,625,126
Inventories - net (Notes 8 and 17)	**11,095,943,042**	9,491,237,962
Other current assets (Notes 9 and 31)	**4,093,565,569**	3,661,721,572
Total Current Assets	**76,296,248,809**	63,418,507,008
Noncurrent Assets		
Held-to-maturity investments (Notes 10 and 31)	**419,243,367**	–
Investments in associates and joint ventures - net (Notes 3 and 11)	**17,106,586,831**	15,063,246,738
Investment properties - net (Notes 3 and 12)	**18,627,033,658**	15,906,880,047
Property, plant and equipment - net (Notes 3, 13 and 17)	**81,200,781,202**	68,575,876,218
Goodwill - net (Note 3)	**1,619,422,804**	1,625,524,744
Intangibles - net (Note 14)	**435,159,287**	459,265,521
Other noncurrent assets (Notes 15, 25 and 31)	**5,524,232,753**	4,935,887,244
Total Noncurrent Assets	**124,932,459,902**	106,566,680,512
	₱201,228,708,711	₱169,985,187,520
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses (Notes 16, 28 and 31)	**₱25,842,801,276**	₱21,794,374,837
Short-term debt (Notes 17 and 31)	**19,090,342,893**	11,698,549,057
Current portion of:		
Long-term debt (Notes 17 and 31)	**11,440,032,956**	4,359,834,954
Estimated liability for property and land development (Notes 3 and 31)	**418,090,802**	280,774,883
Income tax payable (Note 26)	**213,215,289**	105,051,208
Other current liabilities (Notes 25 and 31)	**4,454,524,612**	3,357,728,064
Total Current Liabilities	**61,459,007,828**	41,596,313,003
Noncurrent Liabilities		
Long-term debt - net of current portion (Notes 17 and 31)	**55,276,294,956**	51,082,406,234
Estimated liability for property and land development - net of current portion (Notes 3 and 31)	**1,085,427,459**	294,414,495
Cumulative redeemable preferred shares (Note 18)	**2,107,818,750**	–
Deferred income tax liabilities - net (Notes 3 and 26)	**2,252,210,209**	1,333,531,934
Other noncurrent liabilities (Notes 19 and 28)	**7,174,601,091**	4,190,878,820
Total Noncurrent Liabilities	**67,896,352,465**	56,901,231,483
Total Liabilities	**129,355,360,293**	98,497,544,486

(Forward)

	December 31	
	2005	2004 (As Restated)
Equity		
Equity attributable to equity holders of the parent:		
Paid-up capital (Note 20)	**₱12,856,988,094**	₱14,964,806,844
Retained earnings (Notes 2 and 20)	**51,118,018,360**	47,334,453,958
Other reserves (Note 20)	**832,982,028**	1,287,323,654
Treasury shares (Note 20)	**(721,848,289)**	(721,848,289)
	64,086,140,193	62,864,736,167
Minority interest	**7,787,208,225**	8,622,906,867
Total Equity	**71,873,348,418**	71,487,643,034
	₱201,228,708,711	₱169,985,187,520

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	December 31	
	2005	2004 (As Restated)
REVENUE		
Sales and services:		
Food	**₱30,858,352,367**	₱27,233,200,563
Telecommunication	**8,295,824,443**	7,404,162,265
Air transportation	**7,810,796,488**	7,405,394,545
Real estate and hotels (Note 12)	**5,112,267,374**	4,698,423,563
Petrochemicals	**5,046,903,912**	6,366,490,610
Textiles	**2,965,673,046**	2,785,339,475
Other supplementary businesses	**150,064,769**	175,234,771
Interest income	**4,367,020,374**	3,903,523,111
Equity in net earnings of associates and joint ventures (Note 11)	**1,048,510,788**	1,015,029,821
Others (Note 23)	**5,024,032,146**	5,588,718,350
	70,679,445,707	66,575,517,074
EXPENSES		
Cost of sales and services (Notes 12, 13 and 21)	**39,945,317,403**	37,478,730,527
General and administrative expenses (Notes 13, 22 and 25)	**17,967,221,127**	17,297,285,267
Financing costs and other charges (Note 24)	**7,158,781,313**	5,833,405,604
	65,071,319,843	60,609,421,398
INCOME BEFORE INCOME TAX	**5,608,125,864**	5,966,095,676
PROVISION FOR INCOME TAX (Note 26)	**1,864,846,374**	750,796,313
NET INCOME	**₱3,743,279,490**	₱5,215,299,363
ATTRIBUTABLE TO		
Equity holders of the parent	**₱4,251,938,025**	₱6,157,210,124
Minority interest	**(508,658,535)**	(941,910,761)
	₱3,743,279,490	₱5,215,299,363
BASIC EARNINGS PER SHARE (Notes 2 and 27)	**₱0.63**	₱0.91

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Year Ended December 31, 2005

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT												
	Paid-up Capital (Note 20)			Retained Earnings (Note 20)			Other Reserves						
	Capital Stock	Additional Paid-in Capital	Total Paid-up Capital	Unrestricted Retained Earnings	Restricted Retained Earnings	Total Retained Earnings	Cumulative Translation Adjustments	Net Unrealized Gain (Loss) on Available-for-Sale Investments	Total Other Reserves	Treasury Shares (Note 20)	Total	ATTRIBU-TABLE TO MINORITY INTEREST	TOTAL EQUITY
As of January 1, 2005, as previously reported	P7,322,173,657	P7,642,633,187	P14,964,806,844	P42,440,411,960	P8,000,000,000	P50,440,411,960	P1,298,097,116	(P10,773,462)	P1,287,323,654	(P721,848,289)	P65,970,694,169	P10,528,814,426	P76,499,508,595
Effect of changes in accounting policies (Note 2)	–	–	–	(3,105,958,002)	–	(3,105,958,002)	–	–	–	–	(3,105,958,002)	(1,905,907,559)	(5,011,865,561)
As of January 1, 2005, as restated	7,322,173,657	7,642,633,187	14,964,806,844	39,334,453,958	8,000,000,000	47,334,453,958	1,298,097,116	(10,773,462)	1,287,323,654	(721,848,289)	62,864,736,167	8,622,906,867	71,487,643,034
Cumulative effect of change in accounting policy for financial instruments as of January 1, 2005 (Note 2)	(426,900,000)	(1,680,198,750)	(2,107,818,750)	(264,457,873)	–	(264,457,873)	–	–	–	–	(2,372,276,623)	(327,040,107)	(2,699,316,730)
As of January 1, 2005, as restated	6,895,273,657	5,961,714,437	12,856,988,094	39,069,996,085	8,000,000,000	47,069,996,085	1,298,097,116	(10,773,462)	1,287,323,654	(721,848,289)	60,492,459,544	8,295,866,760	68,788,326,304
Adjustments to foreign currency translation	–	–	–	–	–	–	(516,741,994)	–	(516,741,994)	–	(516,741,994)	–	(516,741,994)
Changes in fair value of available-for-sale investments	–	–	–	–	–	–	–	62,400,368	62,400,368	–	62,400,368	–	62,400,368
Net income (loss) recognized directly in equity	–	–	–	–	–	–	(516,741,994)	62,400,368	(454,341,626)	–	(454,341,626)	–	(454,341,626)
Net income for the year	–	–	–	4,251,938,025	–	4,251,938,025	–	–	–	–	4,251,938,025	(508,658,535)	3,743,279,490
Total income for the year	–	–	–	4,251,938,025	–	4,251,938,025	(516,741,994)	62,400,368	(454,341,626)	–	3,797,596,399	(508,658,535)	3,288,937,864
Cash dividends	–	–	–	(203,915,750)	–	(203,915,750)	–	–	–	–	(203,915,750)	–	(203,915,750)
Balances at December 31, 2005	**P6,895,273,657**	**P5,961,714,437**	**P12,856,988,094**	**P43,118,018,360**	**P8,000,000,000**	**P51,118,018,360**	**P781,355,122**	**P51,626,906**	**P832,982,028**	**(P721,848,289)**	**P64,086,140,193**	**P7,787,208,225**	**P71,873,348,418**

For the Year Ended December 31, 2004

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT													
	Paid-up Capital (Note 20)			Retained Earnings (Note 20)			Other Reserves						
	Capital Stock	Additional Paid-in Capital	Total Paid-up Capital	Unrestricted Retained Earnings	Restricted Retained Earnings	Total Retained Earnings	Cumulative Translation Adjustments	Net Unrealized Gain (Loss) on Available-for-Sale Investments	Total Other Reserves	Treasury Shares (Note 20)	Total	ATTRIBU-TABLE TO MINORITY INTEREST	TOTAL EQUITY
As of January 1, 2004, as previously reported	P6,895,273,657	P5,961,714,437	P12,856,988,094	P36,845,645,183	P8,000,000,000	P44,845,645,183	P1,209,763,123	P695,178	P1,210,458,301	(P721,848,289)	P58,191,243,289	P11,222,245,187	P69,413,488,476
Effect of changes in accounting policies (Note 2)	–	–	–	(3,359,633,568)	–	(3,359,633,568)	–	–	–	–	(3,359,633,568)	(1,870,354,312)	(5,229,987,880)
As of January 1, 2004, as restated	6,895,273,657	5,961,714,437	12,856,988,094	33,486,011,615	8,000,000,000	41,486,011,615	1,209,763,123	695,178	1,210,458,301	(721,848,289)	54,831,609,721	9,351,890,875	64,183,500,596
Adjustments to foreign currency translation	–	–	–	–	–	–	88,333,993	–	88,333,993	–	88,333,993	–	88,333,993
Changes in fair value of available-for-sale investments	–	–	–	–	–	–	–	(11,468,640)	(11,468,640)	–	(11,468,640)	–	(11,468,640)
Net income (loss) recognized directly in equity	–	–	–	–	–	–	88,333,993	(11,468,640)	76,865,353	–	76,865,353	–	76,865,353
Net income for the year	–	–	–	6,157,210,124	–	6,157,210,124	–	–	–	–	6,157,210,124	(941,910,761)	5,215,299,363
Total income for the year	–	–	–	6,157,210,124	–	6,157,210,124	88,333,993	(11,468,640)	76,865,353	–	6,234,075,477	(941,910,761)	5,292,164,716
Issue of preferred shares of stock	426,900,000	1,680,918,750	2,107,818,750	–	–	–	–	–	–	–	2,107,818,750	–	2,107,818,750
Cash dividends	–	–	–	(308,767,781)	–	(308,767,781)	–	–	–	–	(308,767,781)	–	(308,767,781)
Increase in minority interest	–	–	–	–	–	–	–	–	–	–	–	212,926,753	212,926,753
Balances at December 31, 2004	P7,322,173,657	P7,642,633,187	P14,964,806,844	P39,334,453,958	P8,000,000,000	P47,334,453,958	P1,298,097,116	(P10,773,462)	P1,287,323,654	(P721,848,289)	P62,864,736,167	P8,622,906,867	P71,487,643,034

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2005	2004 (As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax	**₱5,608,125,864**	₱5,966,095,676
Adjustments for:		
Interest expense (Note 24)	**6,828,548,283**	5,754,032,218
Depreciation and amortization of property, plant and equipment (Note 13)	**5,849,912,305**	5,885,968,263
Interest income	**(4,367,020,374)**	(3,903,523,111)
Foreign exchange gain - net (Note 23)	**(2,424,711,851)**	(257,328,735)
Depreciation and amortization of investment properties (Note 12)	**1,196,792,727**	970,109,824
Equity in net earnings of associates and joint ventures (Note 11)	**(1,048,510,788)**	(1,015,029,821)
Amortization of deferred commissions and subsidies (Note 15)	**551,274,464**	509,789,209
Provisions for impairment losses on trade and other receivables (Note 7)	**474,038,617**	690,327,888
Loss (gain) on sale of investments in bonds and other securities (Note 23)	**(309,691,509)**	156,637,410
Mark-to-market gain on derivative instruments (Note 31)	**(258,335,686)**	(27,980,410)
Income from early debt extinguishment (Note 23)	**(177,195,885)**	(4,748,233,086)
Provision for impairment losses on investment in a joint venture (Note 22)	**148,954,506**	100,500,000
Amortization of debt issuance costs	**111,797,433**	98,321,784
Provision for inventory losses, obsolescence and market decline (Note 22)	**64,028,603**	53,040,246
Amortization of intangibles (Note 14)	**36,656,749**	50,728,481
Accretion of asset retirement obligation (Note 24)	**15,499,821**	10,734,495
Provision for impairment losses on property, plant and equipment (Note 22)	**–**	1,600,339,344
Operating income before changes in operating accounts	**12,300,163,279**	11,894,529,675
Decrease (increase) in:		
Receivables	**(2,888,953,582)**	(1,447,594,281)
Inventories	**(740,404,800)**	(894,987,913)
Other current assets	**(431,843,997)**	(548,613,849)
Increase in:		
Accounts payable and accrued expenses	**3,220,691,881**	2,888,145,289
Other current liabilities	**1,096,796,548**	905,381,128
Net cash generated from operations	**12,556,449,329**	12,796,860,049
Interest received	**4,451,196,118**	3,903,523,111
Interest paid	**(5,809,441,248)**	(5,754,032,218)
Income taxes paid	**(548,793,409)**	(419,431,810)
Net cash provided by operating activities	**10,649,410,790**	10,526,919,132
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of:		
Property, plant and equipment (Note 13)	**(22,139,389,089)**	(10,816,410,922)
Investment properties (Note 12)	**(1,354,570,567)**	(1,041,848,746)
Decrease (increase) in:		
Financial assets at fair value through profit and loss	**(8,093,574,625)**	-
Investments in associates and joint ventures	**(2,398,230,357)**	(349,951,960)
Available-for-sale investments	**(2,046,196,701)**	-
Held-to-maturity investments	**(419,243,367)**	-
Other noncurrent assets	**227,006,440**	(4,874,123,222)
Temporary investments	**-**	6,269,490,934
Net cash used in investing activities	**(36,224,198,266)**	(10,812,843,916)

(Forward)

	Years Ended December 31	
	2005	2004 (As Restated)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from:		
Long-term debt	**₱18,433,684,299**	₱4,282,554,449
Short-term debt	**10,864,151,030**	6,613,130,489
Repayment of:		
Long-term debt	**(5,037,324,747)**	(13,122,160,482)
Short-term debt	**(3,390,555,795)**	(5,953,907,547)
Increase (decrease) in:		
Other noncurrent liabilities	**2,679,011,841**	4,439,566,078
Minority interests	**(327,040,107)**	212,926,753
Dividends paid	**(203,915,750)**	(308,767,781)
Proceeds from issue of preferred shares of stock	**–**	2,107,818,750
Net cash provided by (used in) financing activities	**23,018,010,771**	(1,728,839,291)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(2,556,776,705)**	(2,014,764,075)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**8,015,823,410**	10,030,587,485
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱5,459,046,705**	₱8,015,823,410

See accompanying Notes to Consolidated Financial Statements.

1. Corporate Information

JG Summit Holdings, Inc. (the Company) is incorporated in the Philippines. The registered office address of the Company is 43rd Floor Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City.

The Company is the holding company of the JG Summit Group (the Group), with principal business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotels, textiles, banking and financial services, telecommunication, petrochemicals, air transportation and power generation. In addition, the Company has business interests in other sectors which include printing and packaging.

The Group conducts business throughout the Philippines, but primarily in and around Metro Manila where it is based. The Group also has branded food businesses in the People's Republic of China and in the Association of Southeast Asian Nations region, and an interest in a property development business in Singapore. The principal activities of the Group are further described in Note 32 to the consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Preparation

The accompanying consolidated financial statements of the Group have been prepared in compliance with accounting principles generally accepted in the Philippines (Philippine GAAP), as set forth in Philippine Financial Reporting Standards (PFRS). This is the Group's first annual consolidated financial statements prepared in compliance with PFRS.

The Group applied PFRS 1, *First-time Adoption of PFRS,* in preparing the consolidated financial statements, with January 1, 2004 as the date of transition. The Group applied the accounting policies set forth below to all the years presented, except those relating to the classification and measurement of financial instruments. An explanation of how the adoption of PFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in the succeeding paragraphs.

The consolidated financial statements of the Group are presented in Philippine Peso and have been prepared under the historical cost convention method, except for financial assets at fair value through profit and loss (FVPL), available-for-sale (AFS) investments and certain derivative financial instruments which are measured at fair value, and hog market stocks which are measured at fair value less cost to sell.

Explanation of Transition to PFRS

As stated above, these are the Group's first annual consolidated financial statements in compliance with PFRS. The transition to PFRS resulted in certain changes to the Group's previous accounting policies (previous GAAP). The comparative figures for 2004 were restated to reflect the changes in accounting policies discussed below resulting from transition to PFRS, except those relating to financial instruments. The Group has made use of the exemption available under PFRS 1, and as allowed by the Philippine Securities and Exchange Commission (SEC), to apply Philippine Accounting Standards (PAS) 32, *Financial Instruments: Disclosure and Presentation,* and PAS 39, *Financial Instruments: Recognition and Measurement, to financial instruments* outstanding as of January 1, 2005. The cumulative effect of adopting PAS 39 was charged against Retained

earnings as of January 1, 2005. The policies applied to financial instruments beginning January 1, 2005 and prior to January 1, 2005 are disclosed separately.

The Group adopted the following new or revised accounting standards:

- PFRS 1, *First-time Adoption of PFRS,* requires an entity to comply with each PFRS effective at the reporting date for its first PFRS financial statements. The Group has adopted PFRS for these financial statements as of December 31, 2005, and has also restated the comparative amounts for the year ended December 31, 2004, except for the following courses of action that have been taken as allowed under PFRS 1:

  Business combinations, goodwill and impairment
  The Group has elected not to restate any business combinations that occurred before the date of transition to PFRS.

  Restatement of comparative financial information for PAS 32 and PAS 39
  The Group applied the previous generally accepted accounting principles (GAAP) rules to derivatives and certain financial instruments for the comparative information for 2004. The adjustments required for the differences between the previous GAAP and the provisions of PAS 32 and PAS 39, are determined and recognized at the opening balance sheet date of January 1, 2005, the PAS 32 and PAS 39 transition date. Accordingly, the classification and measurement of financial instruments as of December 31, 2004 under the previous GAAP were retained.

- PFRS 2, *Share-Based Payment,* sets out the measurement principles and accounting requirements for share-based payment transactions, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity. Under this standard, an entity is required to recognize the cost of share options granted after November 7, 2002 in the consolidated statements of income. Digital Telecommunications Phils., Inc. (Digitel) has an Executive Stock Option Plan that has yet to be approved by the SEC. Once approved, options granted will be accounted for under this standard (see Note 25).

- PFRS 3, *Business Combination*, prohibits the amortization of goodwill and requires goodwill to be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Any resulting excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost after performing a reassessment is credited to income (also known as negative goodwill).

  Moreover, pooling of interests in accounting for business combination is no longer permitted. As allowed by PFRS 1, the Group elected to apply the optional exemptions on the retroactive application of PFRS 3 on its business combinations that occurred before January 1, 2004. Under PFRS, the Group ceased annual goodwill amortization of its investment in certain associates and commenced testing for impairment annually from January 1, 2004.

  The Group's share on the negative goodwill of its investees amounting to ₱137.4 million increased consolidated net income in 2004. The Group's net amortization of goodwill and negative goodwill amounting to ₱168.7 million in 2004 under the previous GAAP was reversed and reflected in the 2004 consolidated statement of income. These adjustments correspondingly increased Investments in associates and joint ventures account in the consolidated balance sheets by ₱178.0 million as of December 31, 2004. Retained earnings as of January 1, 2005 increased by ₱278.6 million.

- PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations,* specifies the accounting for assets held for sale and the presentation and disclosure requirements for discontinued operations. Under this standard, qualifying noncurrent assets or disposal groups held for sale shall be carried at fair value less cost to sell if this amount is lower than its carrying amount less accumulated impairment losses.

As of December 31, 2005 and 2004, the Group has no noncurrent assets held for sale.

- PAS 16, *Property, Plant and Equipment*, (a) provides additional guidance and clarification on recognition and measurement of items of property, plant and equipment; (b) requires the capitalization of the costs of asset dismantling, removal or restoration as a result of either acquiring or having used the asset for purposes other than to produce inventories during the period; and (c) requires measurement of an item of property, plant and equipment acquired in exchange for a nonmonetary asset, or a combination of monetary and nonmonetary assets, at fair value unless the exchange transaction lacks commercial substance. Under the previous version of this standard, an entity measured such acquired asset at fair value unless the exchanged assets were similar. The standard also provides that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately.

  The adoption of PAS 16 decreased consolidated net income by ₱25.3 million in 2004. Retained earnings as of January 1, 2005 and 2004 decreased by ₱27.7 million and ₱10.8 million, respectively.

- PAS 19, *Employee Benefits*, prescribes the accounting and disclosures by employers for employee benefits (including short-term employee benefits, post-employment benefits, other long-term employee benefits and termination benefits). For post-employment benefits classified as defined benefit plans, the standard requires: (a) the use of the projected unit credit method to measure an entity's obligations and costs; (b) an entity to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity; and (c) the recognition of a specific portion of net cumulative actuarial gains and losses when the net cumulative amount exceeds 10% of the greater of the present value of the defined benefit obligation or 10% of the fair value of the plan assets, but also permits the immediate recognition of these actuarial gains and losses.

  The adoption of PAS 19 increased consolidated net income by ₱38.4 million 2004. Retained earnings as of January 1, 2005 and 2004 increased ₱61.2 million and ₱9.0 million, respectively.

- PAS 21, *The Effects of Changes in Foreign Exchange Rates*, results in the elimination of the capitalization of foreign exchange losses related to the acquisition of property, plant and equipment. Effective January 1, 2004, the undepreciated balance of the capitalized foreign exchange losses included under property and equipment of Digital Telecommunication (Phils.), Inc. and Subsidiaries and JG Summit Petrochemical Corporation, net of deferred income tax, were adjusted retroactively to beginning retained earnings. These changes decreased Retained earnings as of January 1, 2005 and 2004 by ₱5.4 billion and ₱5.3 billion, respectively. Consolidated net income increased by ₱28.5 million in 2005 and decreased by ₱34.1 million in 2004.

  The standard further requires an entity to determine its functional currency and measure its results and financial position in that currency. Translation procedures are specified when the presentation currency used for reporting differs from the entity's functional currency.

- PAS 30, *Disclosures in the Financial Statements of Banks and Similar Financial Institutions*, provides for the required disclosure and presentation in respect of the accounts of banks and similar financial institutions. It also provides that provision for general banking risk is treated as appropriation of surplus and should not be included in the determination of net income for the period. In accordance with this standard, new disclosures have been included in the accompanying financial statements, where applicable.

  The adoption of this standard resulted in the reallocation of the general loan loss reserves to cover the additional specific reserves required upon the adoption of PAS 39, Financial Instruments: *Recognition and Measurement.*

- PAS 32, *Financial Instruments: Disclosure and Presentation*, covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about an entity's financial instruments, whether recognized or unrecognized in the consolidated financial statements. New disclosure requirements include terms and conditions of financial instruments used by the entity, types of risks associated with financial instruments (market risk, foreign exchange risk, price risk, credit risk, liquidity risk and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the entity's financial risk management policies and objectives. The standard also requires financial instruments to be classified as liabilities or equity in accordance with its substance and not its legal form. The standard also requires presentation of financial assets and financial liabilities on a net basis when, and only when, an entity: (a) currently has a legally enforceable right to set off the recognized amounts; and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

  PFRS requires financial instruments to be classified as either liabilities or equity in accordance with its substance and not its legal form. The adoption of PAS 32 increased consolidated liabilities by ₱2.1 billion which is equivalent to all of the Company's redeemable preferred shares as of January 1, 2005 and increased interest expense by ₱252.2 million in 2005 (see Note 18).

- PAS 38, *Intangible Assets,* requires the assessment of the useful life of intangible assets at the individual asset level as having either a finite or indefinite life. Where an intangible asset has a finite life, it has been amortized over its useful life. Amortization years and methods for intangible assets with finite useful lives are reviewed at the earlier of annually or where an indicator of impairment exists. Intangibles assessed as having indefinite useful lives are not amortized, as there is no foreseeable limit to the year over which the asset is expected to generate net cash inflows for the Group. However, intangibles with indefinite useful lives are reviewed annually to ensure the carrying value does not exceed the recoverable amount regardless of whether an indicator of impairment is present.

  The adoption of PAS 38 increased consolidated net income by ₱12.5 million in 2004. Retained earnings as of January 1, 2005 also increased by ₱12.5 million.

- PAS 39, *Financial Instruments: Recognition and Measurement*, establishes the accounting and reporting standards for the recognition and measurement of the entity's financial assets and financial liabilities. PAS 39 requires a financial asset or a financial liability to be recognized initially at cost, including related debt issuance costs. Subsequent to initial recognition, an entity should measure financial assets at their fair values, except for loans and receivables and held-to-maturity (HTM) investments which are measured at amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at amortized cost, except for liabilities designated as FVPL and derivatives which are subsequently measured at fair value. PAS 39 also requires an entity to assess at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial asset is impaired.

  The adoption of PAS 39 resulted in the reclassifications of certain accounts from their former classifications under the previous GAAP to conform with their respective classifications under PAS 39. Reclassifications from Temporary investments account to Financial assets at FVPL, AFS investments and HTM investments accounts amounted to ₱29.1 billion, ₱3.9 billion and ₱0.4 billion, respectively, as of December 31, 2005.

  Previously, the Group capitalized debt issuance costs related to its loan borrowings as part of Property, plant and equipment account. Upon adoption of PAS 39, these debt issuance costs were included as part of the related loan and amortized over the term of the loan using effective interest method at prevailing market rates. As a result, Other noncurrent liabilities and Retained earnings both decreased by ₱106.4 million as of January 1, 2005.

  The Group previously provided an allowance for impairment losses on trade receivables based on the aging of its trade receivables. A certain percentage approved by management was used to set up the required

allowance. Upon adoption of PAS 39, these subsidiaries used historical data analysis, as basis for its collective assessment in getting the loss percentages per age bucket of the receivables. As a result, Allowance for impairment losses on trade receivables increased by ₱758.9 million, Deferred income tax assets increased by ₱183.2 million and Retained earnings as of January 1, 2005 decreased by ₱575.7 million.

Refundable security deposits pertaining to advance payments on certain leased assets, premises and commercial spaces were previously recorded by certain subsidiaries at cost. Upon adoption of PAS 39, these refundable security deposits were discounted and amortized over the lease term using the effective interest method. Based on the valuation of the these subsidiaries' security deposits, Prepayments and other current assets decreased by ₱3.8 million, Other noncurrent assets increased by ₱1.7 million and Retained earnings as of January 1, 2005 decreased by ₱2.2 million.

PAS 39 also establishes the accounting and reporting standards requiring that every derivative instrument (including certain derivatives embedded in other contracts) be recorded in the consolidated balance sheets as either an asset or liability measured at its fair value. PAS 39 requires that changes in the derivative's fair value be recognized currently in the consolidated statements of income unless specific hedges allow a derivative's gains and losses to offset related results on the hedged item in the consolidated statements of income, or deferred in the equity as cumulative translation adjustment. PAS 39 requires that an entity must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

The Group previously did not separately account for currency forwards embedded on its foreign currency-denominated nonfinancial contracts. Under PAS 39, these should be recorded at fair value and fair value changes should be reflected in the consolidated statements of income.

The Group adopted the fair valuation method for all its derivative transactions (both standing and embedded derivatives). The effect of adopting fair valuation method resulted in an increase in Retained earnings as of January 1, 2005 amounting to ₱28.0 million.

As allowed by the SEC and PFRS 1, the adoption of PAS 39 did not result in the restatement of prior year's financial statements. The classification and measurement of financial instruments as of December 31, 2004 under previous GAAP were retained. The cumulative effect of adopting this accounting standard was charged to Retained earnings as of January 1, 2005.

- PAS 40, *Investment Property,* establishes the accounting and reporting standards for investment property. Investment property is property (land or a building or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for: (a) use in the production or supply of goods or supply of goods or services or for administrative purposes; or (b) sale in the ordinary course of business. Under this standard, an entity is permitted to choose either the fair value model or cost model in the subsequent measurement of a qualifying investment property. Fair value model requires an investment property to be measured at fair value with fair value changes recognized directly in the consolidated statements of income. Cost model requires an investment property to be measured at cost less any accumulated depreciation and impairment losses. The Group adopted the cost model for investment property.

  The adoption of PAS 40 resulted in the reclassification of the carrying values of certain properties under construction amounting to ₱2.3 billion from investment properties to property, plant and equipment as of January 1, 2004.

- PAS 41, *Agriculture,* prescribes the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when the fair value cannot be measured reliably

on initial recognition.

The adoption of PAS 41 increased consolidated net income by ₱14.0 million in 2004. Retained earnings as of January 1, 2005 and 2004 increased by ₱96.3 million and ₱82.3 million, respectively.

Reconciliation of the Group's financial position as of January 1 and December 31, 2004 following the adoption of PFRS follows:

		At January 1, 2004 (Date of Transition)			At December 31, 2004 (End of Last Period Presented Under Previous GAAP)		
	Item	Previous GAAP	Effect of Transition to PFRS	PFRS	Previous GAAP	Effect of Transition to PFRS	PFRS
ASSETS							
Current Assets							
Cash and cash equivalents		₱10,030,587,485	₱–	₱10,030,587,485	₱8,015,823,410	₱–	₱8,015,823,410
Trading account securities		–	–	–	1,604,697,751	–	1,604,697,751
Temporary investments - net		27,870,107,342	–	27,870,107,342	20,380,401,187	–	20,380,401,187
Receivables - net		16,420,253,086	–	16,420,253,086	20,264,625,126	–	20,264,625,126
Inventories - net	(a)	8,517,513,521	82,322,482	8,599,836,003	9,394,912,023	96,325,939	9,491,237,962
Other current assets		2,106,830,210	–	2,106,830,210	3,661,721,572	–	3,661,721,572
Total Current Assets		64,945,291,644	82,322,482	65,027,614,126	63,322,181,069	96,325,939	63,418,507,008
Noncurrent Assets							
Investments in associates and joint ventures - net		17,880,784,057	–	17,880,784,057	15,063,246,738	–	15,063,246,738
Investment properties - net	(b)	16,834,898,813	–	16,834,898,813	18,137,151,780	(2,230,271,733)	15,906,880,047
Property, plant and equipment - net	(c)	67,749,278,722	(3,864,965,136)	63,884,313,586	70,829,636,484	(2,253,760,266)	68,575,876,218
Goodwill - net	(d)	1,279,941,630	–	1,279,941,630	1,352,778,501	272,746,243	1,625,524,744
Intangibles - net	(e)	–	–	–	446,765,517	12,500,004	459,265,521
Other noncurrent assets	(f)	3,674,252,611	–	3,674,252,611	5,425,348,883	(489,461,639)	4,935,887,244
Total Noncurrent Assets		107,419,155,833	(3,864,965,136)	103,554,190,697	111,254,927,903	(4,688,247,391)	106,566,680,512
		₱172,364,447,477	(₱3,782,642,654)	₱168,581,804,823	₱174,577,108,972	(₱4,591,921,452)	169,985,187,520
LIABILITIES AND EQUITY							
Current Liabilities							
Accounts payable and accrued expenses		₱16,682,302,321	₱–	₱16,682,302,321	₱21,863,425,937	₱–	₱21,863,425,937
Short-term debt		11,128,216,523	–	11,128,216,523	11,698,549,057	–	11,698,549,057
Current portion of:		–	–	–			
Long-term debt	(g)	12,878,786,627	–	12,878,786,627	4,509,602,748	(149,767,794)	4,359,834,954
Estimated liability for property and land development		175,245,029	–	175,245,029	280,774,883	–	280,774,883
Income tax payable		73,506,341	–	73,506,341	105,051,208	–	105,051,208
Other current liabilities		2,642,032,979	–	2,642,032,979	3,357,728,064	–	3,357,728,064
Total Current Liabilities		43,580,089,820	–	43,580,089,820	41,815,131,897	(149,767,794)	41,665,364,103

(Forward)

	Item	At January 1, 2004 (Date of Transition)			At December 31, 2004 (End of Last Period Presented Under Previous GAAP)		
		Previous GAAP	Effect of Transition to PFRS	PFRS	Previous GAAP	Effect of Transition to PFRS	PFRS
Noncurrent Liabilities							
Long-term debt - net of current portion	(g)	₱56,279,893,106	₱-	₱56,279,893,106	₱51,383,292,018	(₱300,885,784)	₱51,082,406,234
Estimated liability for property and land development - net of current portion		350,490,057	–	350,490,057	294,414,495	–	294,414,495
Cumulative redeemable preferred shares		–	–	–	–	–	–
Deferred income tax liabilities - net	(h)	279,667,692	1,445,511,000	1,725,178,692	519,030,716	814,501,218	1,333,531,934
Other noncurrent liabilities	(i)	2,460,818,326	1,834,226	2,462,652,552	4,065,731,251	56,096,469	4,121,827,720
Total Noncurrent Liabilities		59,370,869,181	1,447,345,226	60,818,214,407	56,262,468,480	569,711,903	56,832,180,383
Total Liabilities		102,950,959,001	1,447,345,226	104,398,304,227	98,077,600,377	419,944,109	98,497,544,486
Equity							
Equity attributable to equity holders of the parent:							
Paid-up capital		12,856,988,094	–	12,856,988,094	14,964,806,844	–	14,964,806,844
Retained earnings	(j)	44,845,645,183	(3,359,633,568)	41,486,011,615	50,440,411,960	(3,105,958,002)	47,334,453,958
Other reserves		1,210,458,301	–	1,210,458,301	1,287,323,654	–	1,287,323,654
Treasury shares		(721,848,289)	–	(721,848,289)	(721,848,289)	–	(721,848,289)
		58,191,243,289	(3,359,633,568)	54,831,609,721	65,970,694,169	(3,105,958,002)	62,864,736,167
Minority interest	(k)	11,222,245,187	(1,870,354,312)	9,351,890,875	10,528,814,426	(1,905,907,559)	8,622,906,867
Total Equity		69,413,488,476	(5,229,987,880)	64,183,500,596	76,499,508,595	(5,011,865,561)	71,487,643,034
		₱172,364,447,477	(₱3,782,642,654)	₱168,581,804,823	₱174,577,108,972	(₱4,591,921,452)	₱169,985,187,520

Reconciliation of the Group's results of operations as of December 31, 2004 following the adoption of PFRS follows:

	Item	Previous GAAP	Effect of Transition to PFRS	PFRS
REVENUE				
Sales and services		₱56,068,245,792	₱–	₱56,068,245,792
Interest income		3,903,523,111	–	3,903,523,111
Equity in net earnings of associates and joint ventures		1,015,029,821	–	1,015,029,821
Others	(k)	5,615,864,956	(27,146,606)	5,588,718,350
		66,602,663,680	(27,146,606)	66,575,517,074
EXPENSES				
Cost of sales and services	(l)	37,577,549,068	(98,818,541)	37,478,730,527
General and administrative expenses	(m)	17,514,926,263	(217,640,996)	17,297,285,267
Financing costs and other charges	(n)	5,822,671,604	10,734,000	5,833,405,604
		60,915,146,935	(305,725,537)	60,609,421,398
INCOME BEFORE INCOME TAX		5,687,516,745	278,578,931	5,966,095,676
PROVISION FOR INCOME TAX		690,339,701	60,456,612	750,796,313
NET INCOME		₱4,997,177,044	₱218,122,319	₱5,215,299,363

(a) The adjustments on Inventories represent the restatement of hog market stock which was carried at NRV under previous GAAP to fair value less cost to sell. The adjustments increased Inventories by ₱82.3 million and ₱96.3 million as of January 1, 2004 and December 31, 2004, respectively.

(b) The adjustments on Investment properties consist of:

	December 31, 2004
Reclassification of Investment properties to Property and equipment (Item c)	(₱2,269,079,794)
Reclassification of Investment properties from Other noncurrent assets (Item f)	38,808,061
	(₱2,230,271,733)

(c) The adjustments on Property, plant and equipment consist of:

	January 1,2004	December 31, 2004
Reversal of undepreciated capitalized foreign exchange losses	(₱3,864,965,136)	(₱4,618,695,060)
Reclassification of Investment properties to Property and equipment (Item b)	–	2,269,079,794
Recognition of ARO	–	95,855,000
	(₱3,864,965,136)	(₱2,253,760,266)

(d) The adjustments on Goodwill consist of:

	December 31, 2004
Reversal of positive goodwill amortization	₱168,695,990
Reversal of negative goodwill	137,369,373
Provision for impairment losses on goodwill arising from the acquisition of certain subsidiaries	(33,319,120)
	₱272,746,243

(e) The adjustment on Intangibles represents the reversal of amortization on a certain subsidiary's branch licenses amounting to ₱12.5 million. The Group assessed the aforementioned intangible as having an indefinite useful life.

(f) The adjustments on Other noncurrent assets consist of:

	December 31, 2004
Reclassification of debt issuance costs from noncurrent assets to long-term debt	(₱450,653,578)
Reclassification of investment property from noncurrent assets (Item b)	(38,808,061)
	(₱489,461,639)

(g) The adjustments on Long-term debt represent the reclassification of the unamortized debt issuance costs from Other noncurrent assets amounting to ₱450.6 million.

(h) The adjustments on Deferred income tax liabilities - net consist of:

	January 1, 2004	December 31, 2004
Recognition of deferred income tax liabilities (assets) on:		
Capitalized foreign exchange losses - net	₱1,451,150,000	₱819,822,000
Accrued retirement costs	–	604,218
ARO	(5,639,000)	(5,925,000)
	₱1,445,511,000	₱814,501,218

(i) The adjustments on Other noncurrent liabilities consist of:

	January 1, 2004	December 31, 2004
Recognition of ARO	₱10,831,000	₱–
Recognition of accrued retirement costs	(8,996,774)	56,096,469
	₱1,834,226	₱56,096,469

(j) The adjustments on Retained earnings consist of:

	January 1, 2004	December 31, 2004
PAS 21		
Reversal of undepreciated capitalized foreign exchange losses	(₱3,434,206,708)	(₱3,468,280,394)
PAS 41		
Restatement of hog market stock to fair value less cost to sell	70,896,121	82,955,899
PAS 19		
Accrued retirement costs	6,267,827	44,622,170
PAS 16		
Recognition of ARO	(2,590,808)	(27,840,798)
PFRS 3		
Reversal of goodwill amortization	–	250,085,117
PAS 38		
Reversal of amortization of intangible (Item e)	–	12,500,004
	(₱3,359,633,568)	(₱3,105,958,002)

(k) The adjustments on Minority interests consist of:

	January 1, 2004	December 31, 2004
PAS 21		
Reversal of undepreciated capitalized foreign exchange losses	(₱1,881,908,428)	(₱1,970,236,666)
PAS 41		
Restatement of hog market stock to fair value less cost to sell	11,426,361	13,370,040
PAS 16		
Recognition of ARO	(2,601,192)	5,910,798
PAS 19		
Accrued retirement costs	2,728,947	16,534,002
PFRS 3		
Reversal of goodwill amortization	–	28,514,267
	(₱1,870,354,312)	(₱1,905,907,559)

The effects of transition to PFRS as they apply to the Group's 2004 basic earnings per share (EPS) are set forth below:

As previously reported	₱0.87
PFRS 3	0.04
PAS 19	0.01
PAS 21	(0.01)
As restated	₱0.91

The adoption of the following revised accounting standards did not have a material effect on the Group's consolidated financial statements. Additional disclosures required by the revised accounting standards were included in the accompanying consolidated financial statements, where applicable.

- PAS 1, *Presentation of Financial Statements,* (a) provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; (b) provides the base criteria for classifying liabilities as current or noncurrent; (c) prohibits the presentation of income from operating activities and extraordinary items as separate line items in the consolidated statements of income; and (d) specifies the disclosures about key sources of estimation, uncertainty and judgments that management has made in the process of applying the entity's accounting policies (see Note 3).

- PAS 2, *Inventories*, reduces the alternatives for measurement of inventories by disallowing the use of the last in, first out formula. Moreover, the revised accounting standard does not permit foreign exchange differences arising directly on the recent acquisition of inventories invoiced in a foreign currency to be included in the cost of inventories.

- PAS 8, *Accounting Policies,* Changes in Accounting Estimates and Errors, (a) removes the concept of fundamental error and the allowed alternative to retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors; (b) updates the previous hierarchy of guidance to which management refers and whose applicability it considers when selecting accounting policies in the absence of standards and interpretations that specifically apply; (c) defines material omissions or misstatements; and (d) describes how to apply the concept of materiality when applying accounting policies and correcting errors.

- PAS 10, *Events After the Balance Sheet Date,* provides a limited clarification of the accounting for dividends declared after the balance sheet date.

- PAS 24, *Related Party Disclosures*, provides additional guidance and clarity in the scope of the standard, the definitions and disclosures for related parties. It also requires disclosure of the total compensation of key management personnel and by benefit types (see Note 28).

- PAS 27, *Consolidated and Separate Financial Statements*, reduces alternatives in accounting for subsidiaries in consolidated financial statements and in accounting for investments in the separate financial statements of a parent, venturer or investor. Investments in subsidiaries will be accounted for either at cost or in compliance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the parent to make appropriate adjustments to the subsidiary's financial statements to conform them to the parent's accounting policies for reporting like transactions and other events in similar circumstances.

- PAS 28, *Investments in Associates,* reduces alternatives in accounting for associates in consolidated financial statements and in accounting for investments in the separate financial statements of an investor. Investments in associates will be accounted for either at cost or in compliance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements. This standard also

requires strict compliance with adoption of uniform accounting policies and requires the investor to make appropriate adjustments to the associate's financial statements to conform them to the investor's accounting policies for reporting like transactions and other events in similar circumstances.

- *PAS 31, Interests in Joint Ventures,* reduces the alternatives in accounting for interests in joint ventures in consolidated financial statements. Interests in joint ventures will be accounted for either at cost or in compliance with PAS 39. The standard allows the equity method of accounting as an alternative to proportionate consolidation.

- *PAS 33, Earnings Per Share,* prescribes principles for the determination and presentation of EPS for entities with publicly traded shares, entities in the process of issuing ordinary shares to the public, and any entities that calculate and disclose EPS. The standard also provides additional guidance in computing earnings per share including the effects of mandatorily convertible instruments and contingently issuable shares, among others.

- PAS 36, *Impairment of Assets*, requires annual impairment test of intangible asset with an indefinite useful life which includes goodwill acquired in a business combination, whether or not there is an indication of impairment.

Financial Reporting Standards Effective in 2006 and 2007

The Group will adopt the following standards and amendments that have been approved in 2005 on their effectivity dates:

- Amendments to PAS 19, *Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures.* The revised disclosures from the amendments will be included in the Group's financial statements when the amendments are adopted in 2006.

- PFRS 7, *Financial Instruments: Disclosures.* The revised disclosures on financial instruments provided by this standard will be included in the Group's financial statements when the standard is adopted in 2007.

Effect on the 2004 Statements of Cash Flows

There are no material differences between the consolidated statements of cash flows prepared under PFRS and statements of cash flows presented under the previous GAAP.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly and majority owned subsidiaries as of December 31 of each year. Under Philippine GAAP, it is acceptable to use, for consolidation purposes, the financial statements of subsidiaries for fiscal periods differing from that of the Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: food, textiles, real estate and hotels, petrochemicals and substantially all subsidiaries in supplementary businesses.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. All significant intercompany transactions and balances, including intercompany profits and unrealized profits and losses, are eliminated in consolidation.

Acquisitions of subsidiaries are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest.

Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill.

Any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of business combination is recognized in the consolidated statements of income on the date of acquisition.

The consolidated financial statements include the financial statements of the Company and the following wholly and majority owned subsidiaries:

Subsidiaries	Country of Incorporation	Effective Percentage of Ownership	
		2005	2004
Food:			
Universal Robina Corporation (URC) and Subsidiaries (Note 33)	Philippines*	**86.12**	86.12
Telecommunication:			
Digital Telecommunication Phils., Inc. and Subsidiaries (Digitel)	-do-	**49.90**	49.90
Air Transportation:			
Cebu Air, Inc. (CAI)	-do-	**100.00**	100.00
CP Air Holdings, Inc. (CPAHI)	-do-	**100.00**	100.00
Petrochemicals:			
JG Summit Petrochemical Corporation (JGSPC)	-do-	**82.28**	82.28
Real Estate and Hotels:			
Robinsons Land Corporation and Subsidiaries (RLC)	-do-	**90.11**	90.11
Adia Development and Management Corporation	-do-	**100.00**	100.00
International Capital and Financial Services:			
Express Holdings, Inc. (EHI) and a Subsidiary	-do-	**100.00**	100.00
JG Summit Capital Services Corp. (JGSCSC) and Subsidiaries	-do-	**100.00**	100.00
JG Summit (Cayman), Ltd. (JGSCL)	Cayman Island		
JG Summit Philippines Ltd. (JGSPL)	British	**100.00**	100.00
and Subsidiaries	Virgin Islands	**100.00**	100.00
JG Summit Limited (JGSL)	-do-	**100.00**	100.00
Textiles:			
Litton Mills, Inc. (LMI)	Philippines	**100.00**	100.00
Westpoint Industrial Mills Corporation	-do-	**100.00**	100.00
Supplementary Businesses:			
Cebu Pacific Manufacturing Corporation	-do-	**100.00**	100.00
Hello Snack Foods Corporation	-do-	**100.00**	100.00
JG Cement Corporation	-do-	**100.00**	100.00
Premiere Printing Company, Inc.	-do-	**100.00**	100.00
Savannah Industrial Corporation	-do-	**100.00**	100.00
Terai Industrial Corporation	-do-	**100.00**	100.00
Unicon Insurance Brokers Corporation	-do-	**100.00**	100.00

** except for URC subsidiaries located in countries such as China, Vietnam, Thailand, Malaysia, etc.*

Minority interests represent the portion of profit or loss and net assets in subsidiaries not wholly owned and are presented separately in the consolidated statements of income and changes in equity and within equity in the consolidated balance sheets, separately from the Company's equity.

In September 2004, the Company assigned its shares of stock in RLC to URC, in full settlement of the Company's notes payable amounting to P564.3 million which matured during the year. The transaction was accounted for at carrying amounts.

Revenue and Cost Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Revenue from sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable, net of any trade discounts, prompt payment discounts and volume rebates.

Revenue includes the value of telecommunication services provided by a certain subsidiary, net of free usage allocations and discounts. Revenue is recognized when earned and are net of the share of other foreign and local carriers and content providers, if any, under existing correspondence and interconnection, and settlement agreements. Such revenue is stated at amounts invoiced and accrued to customers, taking into consideration the bill cycle cut-off (for postpaid subscribers), and charged against preloaded airtime value (for prepaid subscribers), and excludes value added tax (VAT) and overseas communication tax. Revenue derived from telecommunication services principally consists of: (1) per minute airtime and toll fees for local, domestic and international long distance calls in excess of free call allocation, less prepaid reload discounts and interconnection fees; (2) revenue from value added services such as short messaging services (SMS) in excess of free SMS and multimedia messaging services (MMS), content downloading and infotext services, net of payout to content providers; (3) inbound revenue from other carriers which terminate their calls to the subsidiary's network; (4) revenue from international roaming services; (5) fixed monthly service fees (for postpaid wireless subscribers) and prepaid subscription fees for discounted promotional calls and SMS; (6) one-time registration fees (for postpaid wireless subscribers); and (7) proceeds from sale of handsets, phone kits, sim packs and other phone accessories.

Postpaid service arrangements include fixed monthly charges which are recognized over the subscription period on a pro-rata basis. Telecommunication services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. As a result of billing cycle cut-off, service revenue earned but not yet billed at end of month are estimated and accrued. These estimates are based on actual usage less estimated free usage using a historical ratio of free over billable usage.

Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers. Inbound revenue represents settlements received from telecommunication providers who sent traffic to the subsidiary's network, while outbound charges represent settlements to telecommunication providers for traffic originating from the subsidiary's network and settlements to providers for contents downloaded by subscribers. Both the inbound revenue and outbound charges are accrued based on actual volume of traffic monitored by the subsidiary from the switch. Adjustments are made to the accrued amount for discrepancies between the traffic volume per the subsidiary's records and per records of other carriers. The adjustments are recognized as these are determined and are mutually agreed upon by the parties. Uncollected inbound revenue are included under the Receivables - net account in the consolidated balance sheets, while unpaid outbound charges are included under Accounts payable and accrued expenses account in the consolidated balance sheets.

Proceeds from sale of prepaid cards are initially recorded under Unearned revenue which is included under the Accounts payable and accrued expenses account in the consolidated balance sheets. Revenue is realized upon actual usage of the airtime value of the card, net of free service allocation. The unused value of prepaid cards is likewise

recognized as revenue upon expiration. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred. Proceeds from sale of handsets, phone kits, accessories and SIM cards/packs received from certain mobile subscribers are recognized upon receipt.

Interest is recognized as it accrues (using the effective interest rate method, that is, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Beginning 2005, interest income on impaired loans is recognized based on the rate used to discount future cash flows to their net present value.

Loan fees that are directly related to the acquisition and origination of loans are amortized using the effective interest rate method over the term of the receivable. Fees related to the administration and servicing a loan are recognized as revenue as the services are rendered. Service charges and penalties are recognized only upon collection or are accrued when there is reasonable degree of certainty as to its collectibility.

Revenue from passenger tickets, cargo waybill sales, charter flights and excess baggage are recognized when the transportation service is provided.

Revenue from real estate sales is generally accounted for under the full accrual method. Under this method, the gain on sale is recognized when: (a) the collectibility of the sales price is reasonably assured; (b) the earnings process is virtually complete; and, (c) the seller does not have a substantial continuing involvement with the subject properties. The collectibility of the sales price is considered reasonably assured when: (a) the buyers have actually confirmed their acceptance of the related loan applications after the same have been delivered to and approved by either the banks or other financing institutions for externally-financed accounts; or (b) the full downpayment comprising a substantial portion of the contract price is received and the capacity to pay and credit worthiness of buyers have been reasonably established for sales under the deferred cash payment arrangement.

Real estate sales where the Group has material obligations under the sales contracts to provide improvements after the subject properties are sold are accounted for under the percentage-of-completion method. Under this method, the gain on sale is recognized as the related obligations are fulfilled. If any of the criteria under the full accrual method or the percentage-of-completion method is not met, the deposit method is applied until all the conditions for recording a sale are met.

Revenue from hotel operations is recognized when services are rendered. Revenue from banquets and other special events is recognized when the events take place.

Revenue from tolling activities are recognized as revenue when the related services have been rendered.

Dividend income is recognized when the shareholder's right to receive the payment is established.

Rental income arising on investment properties is accounted for on a straight-line basis over the lease term on on-going leases.

Deferred Commissions and Subsidies

Subscriber acquisition costs pertaining to postpaid subscription, which primarily include commissions and handset subsidies, are deferred and amortized over the base contract period, which is 24 months from the date in which they are incurred. Deferred commissions and subsidies are shown under Other current assets and Other noncurrent assets accounts in the consolidated balance sheets. The related amortizations of subscriber acquisition costs are charged against current operations. As of December 31, 2005 and 2004, deferred commissions and subsidies amounted to ₱0.4 million and ₱0.5 million, respectively.

The subsidiary performs an overall realizability test to support the deferral of the subscriber acquisition costs. An overall realizability test, a basis to estimate net cash inflow, is done by determining the minimum contractual revenue after deducting direct costs associated with the service contract over the base contract period. This is in compliance with the provisions of Financial Accounting Standards Board SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases* (as explained in the Staff Accounting Bulletin No. 104, *Topic 13: Revenue Recognition)* which provides that costs can be deferred and amortized if there is a nonrefundable contract or a reliable basis for estimating net cash inflows under a revenue producing contract which exists to provide a basis for recovery of incremental direct costs.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of changes in value.

Financial Assets

Accounting policies effective January 1, 2005

Financial assets in the scope of PAS 39 are classified as either financial assets at FVPL, loans and receivables, HTM investments and AFS investments, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at FVPL, directly attributable debt issuance costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace.

Financial assets at FVPL

Financial assets classified as held for trading are included in the category financial assets at FVPL. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognized in the consolidated statements of income.

HTM investments

Nonderivative financial assets with fixed or determinable payments and fixed maturity are classified as HTM when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be HTM, such as bonds, are subsequently measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest rate method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, debt issuance costs and all other premiums and discounts. For investments at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Loans and receivables

Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in consolidated statements of income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

The Group's loans and receivables include trade and other receivables.

Trade receivables are recognized initially at original invoice amount and subsequently measured at amortized cost using the effective interest rate method, less an allowance for impairment losses.

A provision for impairment losses on trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Said provision is recognized in the consolidated statements of income.

AFS investments
AFS investments are financial assets that are designated as AFS or are not classified in any of the preceding categories. AFS investments include financial assets not quoted in an active market and are classified as AFS investments when purchased and held indefinitely, but which the Group anticipates to sell in response to liquidity requirements or in anticipation of changes in interest rates or other factors. Financial assets may be designated under this category provided such are not held for trading. AFS investments are carried at fair market value. Changes in the fair value of AFS investments are recognized in equity, except for the foreign exchange fluctuations on AFS debt investments and the related effective interest rate which are taken directly to the consolidated statements of income. These changes in fair values are recognized in equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated statements of income.

AFS investments including investments in unquoted equity investments where the Group's ownership interest is less than 20% or where control is likely to be temporary are initially recorded at cost, being the fair value of the investment at the time of acquisition inclusive of direct acquisition charges associated with the investment. In subsequent measurement, the Group carries such investments at cost due to the unpredictable nature of future cash flows and the lack of other suitable methods for arriving at a reliable fair value.

The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and option pricing models.

The Group has no derivatives that are accounted for as hedges. For derivatives that are not designated or accounted for as hedges, including derivatives that are embedded in the host financial and nonfinancial contracts, the changes in the fair values are recorded immediately in the statements of income.

Accounting policies prior to January 1, 2005
Temporary investments are comprised of long-term debt securities and marketable equity securities.

Investments in marketable securities classified as current are stated at the lower of the aggregate cost or market value, determined at the balance sheet date. The amount by which aggregate cost exceeds market value is accounted for as a valuation allowance and changes in the valuation allowance are included in the consolidated statements of income. Realized gains and losses from the sale of current marketable securities are included in the consolidated statements of income.

The cost of marketable securities used for determining the gain or loss on the sale of such securities is computed using the average method.

Investments in long-term debt securities are carried at amortized cost less any provision for permanent impairment in value.

Investments in shares of stock of companies in which the Group does not exercise significant influence are initially carried at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. Any substantial and presumably permanent decline in the value of investments in shares of stock was set up as an allowance with the corresponding loss taken to the consolidated statements of income.

Derivative financial instruments are recognized and measured in the consolidated balance sheet at fair values. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedge of an identified risk and qualifies for hedge accounting treatment. The objective of hedge accounting is to match the impact of the hedged item and the hedging instrument in the statements of income. To qualify for hedge accounting, the hedging relationship must comply with strict requirements such as the designation of the derivative of an identified risk exposure, hedge documentation, probability of occurrence of the forecasted transaction in a cash flow hedge, assessment and measurement of hedge effectiveness, and reliability of the measurement bases of the derivative instruments.

Derecognition of Financial Assets and Liabilities

A financial asset (or where applicable, a part of a group of financial assets) is derecognized when: (a) the rights to receive cash flows from the assets have expired; (b) the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third-party under a "pass-through" arrangement; or (c) the Group has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of income.

Inventories

Inventories, including goods-in-process, are valued at the lower of cost or NRV except for hog market stocks and by products which are measured at fair value less cost to sell and NRV, respectively. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods, work-in-process, raw materials and packaging materials

Cost is determined using the average method. Finished goods and work-in-process include direct materials and labor and a proportion of manufacturing overhead costs based on actual goods processed and produced.

Subdivision land and condominium and residential units for sale

Subdivision land and condominium and residential units for sale are carried at the lower of costs or NRV. Cost includes those cost incurred for development and improvement of the properties and interest costs on loans directly attributable to the projects which were capitalized during construction.

Poultry and hog market stock and by-products

Poultry and hog market stock are carried at fair value less cost to sell. Fair values are determined based on market prices of hog stocks of similar age, breed and genetic merit. By-products are carried at NRV.

Materials in-transit

Cost is determined using the specific identification basis.

Spare parts and other supplies
Cost is determined using the first-in, first-out method.

NRV for subdivision land and condominium and residential units for sale, finished goods and work-in-process is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale including commissions and other marketing costs. NRV for materials, supplies and others represents the related replacement costs.

Investments in Associates and Joint Ventures

Accounting policies effective January 1, 2005
Investments in associates and joint ventures are accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest.

Investments in associates and joint ventures are carried in the consolidated balance sheets at cost plus post-acquisition changes in the Group's share in the net assets of the investees, less any impairment in value. The consolidated statements of income reflect the Group's share in the results of operations of these investees. Unrealized gains arising from intercompany transactions are eliminated to the extent of the Group's interest thereon. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred. Dividends received are treated as a reduction of the carrying value of the investments. Where there has been a change recognized directly in the investees' equity, the Group recognizes its share of any changes and discloses this, when applicable, in the consolidated statements of changes in equity.

The Group does not discontinue applying the equity method when its investments in investee companies are reduced to zero.

The Group's investments in associates and joint ventures include goodwill on acquisition, net of any impairment in value. The reporting dates of the investee companies and the Group are identical and the investee companies' accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

Accounting policies prior to January 1, 2005
The Group's investments in associates and joint ventures are accounted for under the equity method of accounting. Investment in associate is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any allowances for impairment in value. The consolidated statements of income reflect the Group's share of the results of operations of the associate. The Group's investment in its associate includes goodwill (net of accumulated amortization and impairment loss) on acquisition, which is treated in accordance with the accounting policy for goodwill stated below. Unrealized gains arising from transactions with its associates are eliminated to the extent of the Group's interest in the associates, against the investment in the associates. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Investment in shares of stock of companies in which the Group does not exercise significant influence are carried at cost less any significant and apparently permanent decline in aggregate carrying values of these investments.

Investment Properties
Investment properties consist of properties that are held to earn rentals and are not occupied by the companies in the Group. Investment properties, except for land, are carried at cost less accumulated depreciation and amortization and any impairment in value. Land is carried at cost less any impairment in value. Depreciation and amortization are computed using the straight-line method over the estimated useful lives (EUL) of the assets, regardless of utilization.

The EUL of investment properties of the Group are as follows:

Land improvements	10 years
Building and improvements	10 to 20 years
Theater furniture and equipment	5 years

Investment properties are derecognized when either they have been disposed of or permanently withdrawn from use or no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the consolidated statements of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale. Transfers between investment property, owner-occupied property and inventories do not change the carrying amount of the property transferred and they do not change the cost of the property for measurement or for disclosure purposes.

Property, Plant and Equipment

Property and equipment, except land, are carried at cost less accumulated depreciation and amortization and accumulated provision for impairment losses, if any. Cost of an item of property and equipment comprises of its purchase price and any cost attributable in bringing the asset to its intended location and working condition. Cost also includes: (a) interest and other financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation and construction; and (b) asset retirement obligation (ARO) specifically for property and equipment installed/constructed on leased properties.

Land is stated at cost less any impairment in value.

Subsequent costs are capitalized as part of property and equipment only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged against current operations as incurred.

Effective January 1, 2005, foreign exchange differentials arising from the acquisition of property and equipment are charged against current operations and no longer capitalized.

Projects under construction are transferred to the related property and equipment account when the construction or installation and related activities necessary to prepare the property and equipment for their intended use are completed, and the property and equipment are ready for service.

Depreciation and amortization of property and equipment commence, once the property and equipment are available for use and are computed using the straight-line method over the EUL of the assets regardless of utilization.

Leasehold improvements are amortized over the shorter of their EUL or the corresponding lease terms.

The EUL of property and equipment are reviewed annually based on expected asset utilization as anchored on business plans and strategies that also consider expected future technological developments and market behavior to ensure that the period of depreciation and amortization is consistent with the expected pattern of economic benefits from items of property and equipment.

The EUL of property and equipment of the Group follow:

Land improvements	10 to 40 years
Building and improvements	10 to 50 years
Machinery and equipment	4 to 50 years
Telecommunication equipment:	
Tower	15 years
Switch	10 to 15 years
Outside plant facilities	10 to 20 years
Distribution dropwires	5 years
Cellular facilities and others	3 to 10 years
Investments in cable facilities	15 years
Facilities under finance lease	15 years
Transportation, furnishing and other equipment	5 years
Flight equipment and others	5 years

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated statements of income, in the year the item is derecognized.

Asset Retirement Obligations

The Group is legally required under various contracts to restore leased property to its original condition and to bear the cost of dismantling and deinstallation at the end of the contract period. The Group recognizes the fair value of the liability for these obligations and capitalizes the present value of these costs as part of the balance of the related property and equipment accounts which are depreciated on a straight-line basis over the EUL of the related property and equipment or the contract period, whichever is shorter.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the investee at the date of acquisition which is not identifiable to specific assets. Goodwill on acquisitions is not amortized but is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. As of the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative fair values of the operation disposed of and the portion of the cash-generating unit retained.

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the costs of the business combination, the acquirer shall recognize immediately in the consolidated statements of income any excess remaining after reassessment.

Intangible Assets

Intangible assets acquired separately are capitalized at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and provisions for impairment losses, if any. The useful lives of intangible assets with finite life are assessed at the individual asset level. Intangible assets with finite life are amortized over their useful life. Periods and method of amortization for intangible assets with finite useful lives are reviewed annually or earlier when an indicator of impairment exists.

The EUL of intangible assets of the Group follow:

Technology licenses	12 to 13.75 years
Software costs	5 years

Costs incurred to acquire computer software (not an integral part of its related hardware) and bring it to its intended use are capitalized as intangible assets. Costs directly associated with the development of identifiable computer software that generate expected future benefits to the Group are recognized as intangible assets. All other costs of developing and maintaining computer software programs are recognized as expense when incurred.

A gain or loss arising from derecognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in the consolidated statements of income when the asset is derecognized.

Impairment of Assets

An assessment is made at each balance sheet date whether there is objective evidence that a specific financial or nonfinancial asset may be impaired. If such evidence exists, any impairment loss is recognized in the consolidated statements of income.

Impairment of financial assets

Impairment of financial assets is determined as follows:

• Assets carried at amortized cost

If there is objective evidence that an impairment loss on financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the loss is recognized in consolidated statements of income.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that the Group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in consolidated statements of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

• Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset.

• AFS investments

If an AFS investments is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in consolidated statements of income, is transferred from equity to consolidated statements of income. Reversals in respect of equity instruments classified as AFS investments are not recognized as profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in the fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of income.

Impairment of nonfinancial assets
Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. An asset's recoverable amount is calculated as the higher of an asset's value in use or its net selling price.

An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is credited to current operations.

Short-term and Long-term Debt
All loans and borrowings are initially recognized at cost, being the fair value of the consideration received less directly attributable debt issuance costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized or impaired, as well as through the amortization process.

Debt Issuance Costs

Accounting policies effective January 1, 2005
Effective January 1, 2005, debt issuance costs were amortized using the effective interest rate method and unamortized debt issuance costs are netted against the related carrying value of the debt instrument in the consolidated balance sheets. When the related instrument is retired, the related unamortized debt issuance costs at the date of retirement are charged against current operations.

Accounting policies prior to January 1, 2005
Issuance, underwriting and other related expenses incurred in connection with the issuance of debt instruments are deferred and amortized over the terms of the instruments using the straight-line method and unamortized debt issuance costs are shown under Other noncurrent assets account in the consolidated balance sheets.

Cumulative Redeemable Preferred Shares
Cumulative redeemable preferred shares that exhibit characteristics of a liability are recognized as a liability in the consolidated balance sheet. The corresponding dividends on those shares are charged as interest expense in the consolidated statements of income. Upon issuance, cumulative redeemable preferred shares are carried as a

noncurrent liability on the amortized cost basis until extinguished on redemption.

Treasury Shares
Treasury shares are recorded at cost and are presented as a deduction from equity. When the shares are retired, the capital stock account is reduced by its par value. The excess of cost over par value upon retirement is debited to the following accounts in the order given: (a) additional paid-in capital to the extent of the specific or average additional paid-in capital when the shares were issued, and (b) retained earnings.

Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Retirement Costs
Retirement cost is actuarially determined using the projected unit credit method. This method reflects services rendered by employees up to the date of valuation and incorporates assumptions concerning employees' projected salaries. Actuarial valuations are conducted with sufficient regularity, with option to accelerate when significant changes to underlying assumptions occur. Retirement cost includes current service cost, interest cost, expected return on any plan assets, actuarial gains and losses and the effect of any curtailments or settlements.

The liability recognized in the consolidated balance sheets in respect of defined benefit retirement plans is the present value of the defined benefit obligation as of balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash inflows using risk-free interest rates that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are credited to or charged against income when the net cumulative unrecognized actuarial gains and losses at the end of the previous period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. The excess actuarial gains or losses are recognized over the average remaining working life of the employees participating in the plan.

Income Tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided using the balance sheet liability method on temporary differences, with certain exceptions, at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, with certain exceptions. Deferred income tax assets are recognized for all deductible temporary differences, carryforward benefit of unused tax credits from excess of minimum corporate income tax (MCIT) over the regular corporate income tax and unused net operating loss carryover (NOLCO), to the extent that it is probable that taxable income will be available

against which the deductible temporary differences and carryforward of unused tax credits and NOLCO can be utilized.

Deferred income tax liabilities are not provided on nontaxable temporary differences associated with investments in domestic subsidiaries, associates and interests in joint ventures. With respect to investments in foreign subsidiaries, associates and interests in joint ventures, deferred income tax liabilities are recognized except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable incomes will be available to allow the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Leases

Finance leases, which transfer substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful lives of the assets or the respective lease terms.

Leases where the Group retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statements of income on a straight-line basis over the lease term. Indirect costs incurred in negotiating an operating lease are added to the carrying value amount of the leased asset and recognized over the lease term on the same bases as the lease income. Minimum lease payments are recognized on a straight-line basis while the variable rent is recognized as an expense based on the terms of the lease contract.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Interest and other finance costs incurred during the construction period on borrowings used to finance property development (included under real estate inventories, land and improvements, investment properties and property, plant and equipment) are capitalized to the appropriate asset accounts. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. The capitalization of these borrowing costs ceases when substantially all the activities necessary to prepare the asset for sale or its intended use are complete. If the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Capitalized borrowing cost is based on the applicable weighted average borrowing rate.

Interest expense on loans is recognized using the effective interest rate method over the term of the loans.

Foreign Currency Translation/Transactions

The functional and presentation currency of the Company and its Philippine subsidiaries (except certain consolidated foreign subsidiaries), is the Philippine Peso. Each entity in the Group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated statements of income with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognized in the consolidated statements of income. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity. Nonmonetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Nonmonetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of certain consolidated foreign subsidiaries is the US Dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Group at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation shall be recognized in the consolidated statements of income.

Earnings Per Share

Basic EPS is computed by dividing net income applicable to common stock (net income less dividends on preferred stock) by the weighted average number of common shares issued and outstanding during the year, adjusted for any subsequent stock dividends declared. Diluted EPS is computed by dividing net income applicable to common stock plus interest and amortization expense (net of income tax) on securities assumed to be converted by the weighted average number of common shares issued and outstanding during the year after giving effect to assumed conversion of potential common shares and the retroactive effect of stock dividends declared.

Segment Reporting

The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. Financial information on business segments is presented in Note 2 to the consolidated financial statements.

Contingencies

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events

Post-year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Post-year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements, when material.

3. Significant Accounting Estimates and Judgments

PAS 1, *Presentation of Financial Statements,* which was adopted by the Group effective January 1, 2005, requires disclosures about key sources of estimation, uncertainty and judgments that management has made in the process of applying accounting policies. The following presents a summary of these significant estimates and judgments:

Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in the consolidated financial statements:

Revenue recognition

The Group's revenue recognition policies require use of estimates and assumptions that may affect the reported amounts of revenue and receivables.

The Group's postpaid telecommunication service arrangements include fixed monthly charges which are recognized over the subscription period on a pro-rata basis. The Group bills the postpaid subscribers throughout the month according to the bill cycles of subscribers. As a result of the bill-cycle cut-off, service revenue earned but not yet billed at end of the month are estimated and accrued. These estimates are based on actual usage less estimated free usage using historical ratio of free over billable usage. Accrued but unbilled services to subscribers amounted to ₱68.1 million and ₱42.0 million as of December 31, 2005 and 2004, respectively. There is no assurance that the Group's use of estimates may not result in material adjustments in future periods.

The Group's selection of an appropriate revenue recognition method for real estate sale transaction also requires certain judgments based on sufficiency of cumulative payments by the buyer and completion of development. Unearned revenue amounted to ₱324.2 million and ₱189.7 million as of December 31, 2005 and 2004, respectively.

AFS and HTM investments

The Group classifies nonderivative financial assets with fixed or determinable payments and fixed maturity as HTM investments. This classification requires significant judgment. In making this judgment, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to keep these investments to maturity other than in certain specific circumstances, the Group will be required to reclassify the entire portfolio as AFS investments. Consequently, the investments would therefore be measured at fair value and not at amortized cost. As of December 31, 2005, the market value of HTM investments amounted to ₱419.4 million.

Distinction between investment properties and owner-occupied properties

The Group determines whether a property qualifies as investment property. In making its judgment, the Group considers whether the property generates cash flows largely independent of the other assets held by an entity. Owner-occupied properties generate cash flows that are attributable not only to property but also to the other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions cannot be sold separately, the property is accounted for as investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgment is applied in determining whether ancillary services are so significant that a property does not qualify as investment property. The Group considers each property separately in making its judgment.

Operating lease commitments - Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has

determined that it retains all significant risks and rewards of ownership of these properties which are leased out on operating leases.

Contingencies
The Group is currently involved in various legal proceedings. The estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling the defense in these matters and is based upon an analysis of potential results. The Group currently does not believe these proceedings will have a material effect on the Group's financial position. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of the strategies relating to these proceedings (see Note 30).

Estimates
The key assumptions concerning the future and other sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimating allowance for impairment losses on receivables
The Group maintains allowances for impairment losses on receivables at a level considered adequate to provide for potential uncollectible receivables. The level of this allowance is evaluated by the management on the basis of factors that affect the collectibility of the accounts. These factors include, but are not limited to, the length of relationship with the customer, the customer's payment behavior and known market factors. The Group reviews the age and status of receivables, and identifies accounts that are to be provided with allowances on a continuous basis. The Group provides full allowance for receivables that it deems uncollectible.

The amount and timing of recorded expenses for any period would differ if the Group made different judgments or utilized different estimates. An increase in the allowance for impairment losses on receivables would increase recorded operating expenses and decrease current assets.

As of December 31, 2005 and 2004, total receivables, net of allowance for impairment losses, amounted to ₱22.6 billion and ₱20.3 billion, respectively (see Note 7).

Estimating ARO
The Group is legally required under various contracts to restore leased property to its original condition and to bear the costs of dismantling and deinstallation at the end of the contract period. These costs are accrued based on an in-house estimate which incorporates estimates on amount of asset retirement costs, third party margins and interest rates. The Group recognizes the fair value of the liability for these obligations and capitalizes the present value of these costs as part of the balance of the related property and equipment accounts which are being depreciated on a straight-line basis over the useful life of the related asset. The market risk premium was excluded from the estimate of the fair value of the ARO because a reasonable and reliable estimate of the market risk premium is not obtainable. Since a market risk premium is unavailable, fair value is assumed to be the present value of the obligations. The fair value and present value of dismantling costs is computed based on an average credit adjusted risk free rate of 12%. Assumptions used to compute ARO are to be reviewed and updated annually.

The amount and timing of recorded expenses for any period would differ if different judgments were made or different estimates were utilized. An increase in ARO would increase recorded operating expenses and increase noncurrent liabilities.

As of December 31, 2005 and 2004, the Group's ARO (included under Other noncurrent liabilities account in the consolidated balance sheets) have a carrying value of ₱148.2 million and ₱123.7 million, respectively (see Note 19).

Estimating useful lives of property, plant and equipment and investment properties
The Group estimated the useful lives of its property, plant and equipment and investment properties based on the period over which the assets are expected to be available for use. The estimated useful lives of property, plant and equipment and investment properties are reviewed at least annually and are updated if expectations differ from previous estimates due to physical wear and tear and technical or commercial obsolescence on the use of these assets. It is possible that future results of operations could be materially affected by changes in these estimates brought about by changes in factors mentioned above. A reduction in the estimated useful lives of property, plant and equipment and investment properties would increase depreciation expense and decrease noncurrent assets.

In 2005, the Group revised the remaining EUL of the Group's telecommunication equipment which are specifically identified to be useful for specific periods shorter than the previous EUL. These changes have been accounted for as changes in accounting estimates. The changes increased depreciation expense by about ₱83.0 million in 2005. As of December 31, 2005, the carrying value of the aforementioned telecommunication equipment amounted to ₱19.6 billion. Total property, plant and equipment amounted to ₱81.2 billion and ₱68.6 billion as of December 31, 2005 and 2004, respectively.

Impairment of nonfinancial assets
The Group assesses the impairment of assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The factors that the Group considers important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of use of the acquired assets or the strategy for overall business; and
- significant negative industry or economic trends.

In determining the present value of estimated future cash flows expected to be generated from the continued use of the assets, the Group is required to make estimates and assumptions that can materially affect the consolidated financial statements.

As of December 31, 2005 and 2004, the balances of the Group's nonfinancial assets, net of accumulated depreciation and amortization and accumulated provisions for impairment losses follow:

	2005	2004 (As Restated)
Property, plant and equipment - net	**₱81,200,781,202**	₱68,575,876,218
Investments in associates and joint ventures - net	**17,106,586,831**	15,063,246,738
Investment properties - net	**18,627,033,658**	15,906,880,047

Deferred income tax assets
The Group reviews the carrying amounts of deferred income taxes at each balance sheet date and reduces deferred income tax assets to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable income to allow all or part of deferred income tax assets to be utilized.

Net deferred income tax liabilities amounted to ₱2.3 billion and ₱1.3 billion as of December 31, 2005 and 2004, respectively (see Note 26).

Estimating liability for property and land development
Obligations to complete development of real estate projects are recognized in the consolidated balance sheets and are based on cost estimates made by the Group's contractors and technical personnel. These estimated costs

are calculated based on current prices of labor and materials plus provisions for price escalation due to inflation and other factors. Furthermore, these estimated costs are reviewed at least annually and are updated, if expectations differ from previous estimates mainly due to changes in development plan and prices of materials and labor.

Estimated liability for land and property development amounted to ₱1.5 billion and ₱0.6 billion as of December 31, 2005 and 2004, respectively.

Financial assets and liabilities
The Group carries certain financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgment. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if the Group utilized different valuation methodologies and assumptions. Any changes in fair value of these financial assets and liabilities would affect profit and loss and equity.

The fair value of financial assets and liabilities as of December 31, 2005 amounted to ₱63.0 billion and ₱118.4 billion, respectively (see Note 31).

Pension and other retirement benefits
The determination of the obligation and cost of retirement and other employee benefits is dependent on the selection of certain assumptions used in calculating such amounts. Those assumptions include, among others, discount rates, expected returns on plan assets and salary increase rates and price for the retirement of pension (see Note 25). Actual results that differ from the Group's assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods.

While the Group believes that the assumptions are reasonable and appropriate, significant differences between actual experiences and assumptions may materially affect the cost of employee benefits and related obligations.

The Group also estimates other employee benefits obligation and expense, including the cost of paid leaves based on historical leave availments of employees, subject to the Group's policy. These estimates may vary depending on the future changes in salaries and actual experiences during the year.

As of December 31, 2005 and 2004, the balances of the Group's net pension liability, unrecognized actuarial gain or loss and other employee benefits follow:

	2005	2004 (As Restated)
Pension liability	**₱999,598,200**	₱638,933,500
Unrecognized actuarial gain (loss)	**(244,069,200)**	146,389,900
Other employee benefits	**155,507,871**	170,426,578

4. Cash and Cash Equivalents

This account consists of:

	2005	2004
Cash on hand and in banks	**₱2,465,968,112**	₱2,130,646,709
Money market placements	**2,993,078,593**	5,885,176,701
	₱5,459,046,705	₱8,015,823,410

Cash in banks earns interest at the respective bank deposit rates. Money market placements are made for varying periods depending on the immediate cash requirements of the Group, and earn interest at the respective short-term investment rates.

5. Financial Assets at Fair Value through Profit and Loss

As of December 31, 2005, this account consists of:

Government securities	₱16,143,499,793
Private bonds	12,280,441,736
Equity securities	698,690,080
	₱29,122,631,609

As of December 31, 2004, said investments are classified as temporary investments.

The net mark-to-market gain of financial assets at FVPL amounted to ₱1.2 billion in 2005 while the net mark-to-market gain on temporary investments amounted to ₱526.3 million in 2004.

6. Available-for-Sale Investments

As of December 31, 2005, this account consists of:

Government securities	₱2,654,365,265
Equity securities	1,272,584,809
Private bonds	2,747,463
	₱3,929,697,537

Equity securities include the Group's investments in certain nonmarketable equity securities amounting to ₱60.0 million. These investments are carried at cost due to the unpredictable nature of future cash flows and the lack of suitable methods of arriving at a reliable fair value. No impairment test was made due to the unavailability of 2005 audited financial statements. Management believes that any impairment loss on the investments will not have a material impact on the Group's 2005 consolidated financial statements.

As of December 31, 2004, said investments are classified as Other investments held at cost under the Investments in associates and joint ventures account in the consolidated balance sheets (see Note 11).

7. Receivables

This account consists of:

	2005	2004 (As Restated)
Trade receivables	**₱11,733,603,242**	₱9,811,987,506
Due from related parties (Note 28)	**6,999,041,340**	7,256,623,284
Finance receivables - net of unearned discounts	**3,668,759,981**	2,565,569,140
Interest receivables	**1,420,952,105**	1,364,512,429
Other receivables	**1,367,602,323**	1,386,488,794
	25,189,958,991	22,385,181,153
Less allowance for impairment losses	**2,594,594,644**	2,120,556,027
	₱22,595,364,347	₱20,264,625,126

Finance receivables represent receivables from customers of Robinsons Savings Bank Corp. (RSBC), a wholly owned subsidiary of JGSCSC.

The rollforward analysis of the allowance for impairment losses follows:

	2005	2004 (As Restated)
Balance at beginning of year	**₱2,120,556,027**	₱1,430,228,139
Provision for impairment losses	**474,038,617**	690,327,888
Balance at end of year	**₱2,594,594,644**	₱2,120,556,027

8. Inventories

This account consists of inventories held:

	2005	2004 (As Restated)
At cost:		
Raw materials	**₱3,037,363,826**	₱2,756,674,906
Finished goods	**2,412,095,019**	1,636,711,644
	5,449,458,845	4,393,386,550
At NRV:		
Spare parts, packaging materials and other supplies	**2,426,719,241**	2,319,733,276
Work-in-process	**458,035,550**	410,863,176
Subdivision land and condominium and residential units for sale	**647,976,888**	701,539,204
By-products	**7,217,085**	7,345,406
	3,539,948,764	3,439,481,062
At fair value less cost to sell		
Poultry and hog market stock	**848,543,383**	734,665,354
Materials in-transit	**1,257,992,050**	923,704,996
	₱11,095,943,042	₱9,491,237,962

Under the terms of agreements covering liabilities under trust receipts amounting to ₱5.2 billion and ₱3.5 billion in 2005 and 2004, respectively, certain inventories have been released to the Group in trust for the banks. The Group is accountable to the banks for the value of the trusteed inventories or their sales proceeds.

9. Other Current Assets

This account consists of:

	2005	2004 (As Restated)
Input VAT - net	**₱1,903,845,305**	₱1,915,525,004
Advances to suppliers	**1,140,452,843**	666,376,038
Prepaid expenses	**572,363,773**	421,632,335
Current portion of deferred commissions and subsidies (Note 15)	**291,655,895**	447,843,019
Others	**185,247,753**	210,345,176
	₱4,093,565,569	₱3,661,721,572

10. Held-to-Maturity Investments

As of December 31, 2005, this account consists of:

Treasury notes	₱252,429,928
Government securities	166,813,439
	₱419,243,367

The aggregate market value of HTM investments amounted to ₱419.4 million as of December 31, 2005. As of December 31, 2004, the aggregate market value of investment in bonds and other debt instruments (included under Temporary investments account in the 2004 balance sheet) amounted to ₱1.5 billion.

The range of nominal annual interest rates of HTM investments in 2005 and IBODI in 2004 follows:

	2005	2004
US Dollar	**8.0% to 10.62%**	7.5% to 9.0%
Philippine Peso	**4.8% to 12.1%**	4.7% to 13.0%

11. Investments in Associates and Joint Ventures

This account consists of:

	2005	2004 (As Restated)
Investments in associates and joint ventures:		
Acquisition cost:		
Balance at beginning of year	**₱11,657,713,849**	₱11,657,713,849
Additional investments	**2,175,600,370**	-
Balance at end of year	**13,833,314,219**	11,657,713,849
Accumulated equity in net earnings		
Balance at beginning of year	**3,106,512,734**	2,245,396,063
Equity in net earnings	**1,048,510,788**	1,015,029,821
Cash dividends received	**(228,073,146)**	(197,174,943)
Accumulated equity in net losses of URC Confectionery Corporation (URCCC) previously accounted for under the equity method	**-**	43,261,793
Balance at end of year	**3,926,950,376**	3,106,512,734
Cumulative translation adjustment	**(404,223,258)**	67,788,858
	17,356,041,337	14,832,015,441
Less allowance for impairment in value	**249,454,506**	100,500,000
	17,106,586,831	14,731,515,441
Other investments held at cost (Note 6)	**-**	331,731,297
	₱17,106,586,831	₱15,063,246,738

On December 23, 2003, a purchase and sale agreement was entered into between URC and Joyco Espana for the acquisition of the remaining 50% interest in URCCC. Until December 23, 2003, URCCC was 50% owned by URC, a majority owned subsidiary of the Company. The results of operations of URCCC have been included in URC's 2004 consolidated financial statements from the date of acquisition.

Changes in allowance for impairment in value of investment follow:

	2005	2004
Balance at beginning of year	**₱100,500,000**	₱–
Provision for impairment losses	**148,954,506**	100,500,000
Balance at end of year	**₱249,454,506**	₱100,500,000

The Group's equity in the net assets of its associates and joint ventures and the related percentages of ownership are shown below.

	Percentage of Ownership		Equity in Net Assets	
	2005	2004	**2005**	2004 (As Restated)
			(In Million Pesos)	
Domestic:				
Sterling Holdings and Security Corporation	49.00	49.00	**₱127.8**	₱127.8
Aviation Partnership (Philippines) Corp.	49.00	–	**89.8**	–
Hunt-Universal Robina Corporation	43.06	43.06	**68.1**	72.3
Jobstreet.com Philippines, Inc.	40.00	40.00	**21.4**	12.5
Bayantrade Dotcom, Inc.	20.50	20.50	**(2.3)**	(1.8)
First Private Power Corporation	20.00	20.00	**542.2**	404.3
Cebu Light Industrial Park, Inc.	20.00	20.00	**30.5**	33.5
Foreign:				
United Industrial Corp., Limited (UIC Limited)	30.00	26.05	**16,229.1**	13,917.5
Digitel Crossing (DC)	19.96	19.96	–	165.4
			₱17,106.6	₱14,731.5

The Group's investments in joint venture accounted for under the equity method amounted to ₱157.9 million and ₱72.3 million as of December 31, 2005 and 2004, respectively.

Financial information of a significant investee (amounts in millions, except EPS) follows:

UIC Limited	**2005**	2004
Total current assets	**₱13,625.4**	₱9,271.6
Total assets	**122,040.0**	118,519.7
Total current liabilities	**16,649.4**	16,607.4
Total liabilities	**26,526.9**	26,088.9
Net income	**2,644.6**	3,232.6
EPS	**1.92**	2.35

UIC Limited follows the revaluation method of valuing property, plant and equipment. Since the Group's accounting policy for the valuation of property, plant and equipment is the cost basis, the financial information above on UIC Limited represents the adjusted amounts after reversal of the effect of revaluation on the said assets.

12. Investment Properties

Movements in Investment properties account as of December 31, 2005 follow:

	Land and Land Improvements	Buildings and Improvements	Theater Furniture and Equipment	Total
Cost				
Balance at beginning of year	₱4,787,634,449	₱14,996,495,747	₱254,159,654	₱20,038,289,850
Additions	480,444,632	874,125,935	–	1,354,570,567
Disposals and other adjustments	(25,580,994)	2,485,533,280	–	2,459,952,286
Balance at end of year	5,242,498,087	18,356,154,962	254,159,654	23,852,812,703
Accumulated Depreciation and Amortization				
Balance at beginning of year	25,528,814	4,006,643,710	99,237,279	4,131,409,803
Depreciation and amortization expense	4,255,072	1,167,101,833	25,435,822	1,196,792,727
Disposals and other adjustments	–	(102,423,485)	–	(102,423,485)
Balance at end of year	29,783,886	5,071,322,058	124,673,101	5,225,779,045
Net Book Value	**₱5,212,714,201**	**₱13,284,832,904**	**₱129,486,553**	**₱18,627,033,658**

Movements in Investment properties account as of December 31, 2004 follow:

	Land and Land Improvements	Buildings and Improvements	Theater Furniture and Equipment	Total
Cost				
Balance at beginning of year	₱4,255,306,300	₱13,866,024,325	₱254,159,654	₱18,375,490,279
Additions	542,385,117	499,463,629	–	1,041,848,746
Disposals and other adjustments	(10,056,968)	631,007,793	–	620,950,825
Balance at end of year	4,787,634,449	14,996,495,747	254,159,654	20,038,289,850
Accumulated Depreciation and Amortization				
Balance at beginning of year	21,239,395	3,424,849,896	73,801,458	3,519,890,749
Depreciation and amortization expense	4,289,419	940,384,584	25,435,821	970,109,824
Disposals and other adjustments	–	(358,590,770)	–	(358,590,770)
Balance at end of year	25,528,814	4,006,643,710	99,237,279	4,131,409,803
Net Book Value	₱4,762,105,635	₱10,989,852,037	₱154,922,375	₱15,906,880,047

The fair value of the investment properties has been determined based on valuations performed by independent professional qualified appraisers. The fair value represents the amount at which the assets could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm's length transaction at the date of valuation, in compliance with generally accepted valuation principles in the Philippines. The aggregate fair value of the Group's investment properties amounted to ₱37.0 billion as of December 31, 2005.

Consolidated rental income from investment properties, included in the revenue from real estate and hotel sales and services in the consolidated statements of income amounted to ₱3.3 billion and ₱3.0 billion in 2005 and 2004, respectively. Direct operating expenses pertaining to rental operations (included under Cost of sales and services accounts in the consolidated statements of income) amounted to ₱1.0 billion and ₱1.0 billion in 2005 and 2004, respectively.

13. **Property, Plant and Equipment**

Movements in the Property, plant and equipment account as of December 31, 2005 follow:

	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Telecommunication Equipment	Investment in Cable Systems	Sub-total
Cost						
Balance at beginning of year (as restated)	₱2,643,609,420	₱10,973,759,978	₱29,833,895,091	₱21,486,200,294	₱792,767,548	₱65,730,232,331
Additions	423,175,699	555,354,198	2,178,091,425	9,854,908,003	2,262,702	13,013,792,027
Disposals and other adjustments	(41,792,862)	53,094,381	63,651,358	–	–	74,952,877
Balance at end of year	3,024,992,257	11,582,208,557	32,075,637,874	31,341,108,297	795,030,250	78,818,977,235
Accumulated Depreciation and Amortization						
Balance at beginning of year (as restated)	316,714,842	3,693,593,127	16,171,509,785	9,747,033,945	27,254,000	29,956,105,699
Depreciation and amortization expense	184,563,086	459,092,402	1,604,978,986	2,010,881,785	16,779,583	4,276,295,842
Disposals and other adjustments	–	(2,724,112)	(146,496,525)	–	(950)	(149,221,587)
Balance at end of year	501,277,928	4,149,961,417	17,629,992,246	11,757,915,730	44,032,633	34,083,179,954
Net Book Value	**₱2,523,714,329**	**₱7,432,247,140**	**₱14,445,645,628**	**₱19,583,192,567**	**₱750,997,617**	₱44,735,797,281

	Assets Under Finance Lease	Transportation, Furnishing and Other Equipment	Flight Equipment and Others	Construction In-progress	Equipment In-transit	Total
Cost						
Balance at beginning of year (as restated)	₱4,419,920,840	₱6,270,700,071	₱3,623,962,930	₱27,244,946,947	₱231,562,162	₱107,521,325,281
Additions	6,726,685,319	695,341,728	692,900,452	547,390,184	463,279,379	22,139,389,089
Disposals and other adjustments	–	(33,025,492)	(162,870,343)	(3,632,100,077)	(120,249,434)	(3,873,292,469)
Balance at end of year	11,146,606,159	6,933,016,307	4,153,993,039	24,160,237,054	574,592,107	125,787,421,901
Accumulated Depreciation and Amortization						
Balance at beginning of year (as restated)	2,764,253,062	4,382,152,964	1,842,937,338	–	–	38,945,449,063
Depreciation and amortization expense	355,914,126	628,653,235	589,049,102	–	–	5,849,912,305
Disposals and other adjustments	–	17,273,203	(76,772,285)	–	–	(208,720,669)
Balance at end of year	3,120,167,188	5,028,079,402	2,355,214,155	–	–	44,586,640,699
Net Book Value	**₱8,026,438,971**	**₱1,904,936,905**	**₱1,798,778,884**	**₱24,160,237,054**	**₱574,592,107**	**₱81,200,781,202**

Movements in the Property, plant and equipment account as of December 31, 2004 follow:

	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Telecommunication Equipment	Investment in Cable Systems	Sub-total
Cost						
Balance at beginning of year (as restated)	₱2,365,024,696	₱10,696,428,435	₱30,336,788,261	₱18,264,350,438	₱984,691,000	₱62,647,282,830
Additions	286,800,119	137,556,261	1,426,699,390	68,616,350	–	1,919,672,120
Disposals and other adjustments	(8,215,395)	139,775,282	(1,929,592,560)	3,153,233,506	(191,923,452)	1,163,277,381
Balance at end of year (as restated)	2,643,609,420	10,973,759,978	29,833,895,091	21,486,200,294	792,767,548	65,730,232,331
Accumulated Depreciation and Amortization						
Balance at beginning of year (as restated)	263,443,912	2,977,508,716	13,590,840,892	8,037,130,348	12,298,000	24,881,221,868
Depreciation and amortization expense	36,089,645	423,134,484	1,981,397,445	1,709,903,098	14,956,000	4,165,480,672
Provision for impairment losses (Note 22)	–	269,862,534	1,330,476,810	–	–	1,600,339,344
Disposals and other adjustments	17,181,285	23,087,393	(731,205,362)	499	–	(690,936,185)
Balance at end of year	316,714,842	3,693,593,127	16,171,509,785	9,747,033,945	27,254,000	29,956,105,699
Net Book Value (As Restated)	₱2,326,894,578	₱7,280,166,851	₱13,662,385,306	₱11,739,166,349	₱765,513,548	₱35,774,126,632

	Assets Under Finance Lease	Transportation, Furnishing and Other Equipment	Flight Equipment and Others	Construction In-progress	Equipment In-transit	Total
Cost						
Balance at beginning of year (as restated)	₱4,419,920,840	₱6,111,715,237	₱3,953,395,286	₱18,940,243,993	₱579,612,788	₱96,652,170,974
Additions	–	547,599,816	457,190,551	7,586,724,654	305,223,781	10,816,410,922
Disposals and other adjustments	–	(388,614,982)	(786,622,907)	717,978,300	(653,274,407)	52,743,385
Balance at end of year (as restated)	4,419,920,840	6,270,700,071	3,623,962,930	27,244,946,947	231,562,162	107,521,325,281
Accumulated Depreciation and Amortization						
Balance at beginning of year (as restated)	2,448,750,193	3,804,350,446	1,638,939,550	–	–	32,773,262,057
Depreciation and amortization expense	315,504,000	601,180,354	803,803,237	–	–	5,885,968,263
Provision for impairment losses	–	–	–	–	–	1,600,339,344
Disposals and other adjustments	(1,131)	(23,377,836)	(599,805,449)	–	–	(1,314,120,601)
Balance at end of year	2,764,253,062	4,382,152,964	1,842,937,338	–	–	38,945,449,063
Net Book Value (As Restated)	₱1,655,667,778	₱1,888,547,107	₱1,781,025,592	₱27,244,946,947	₱231,562,162	₱68,575,876,218

The breakdown of consolidated depreciation and amortization and provisions for impairment losses on property, plant and equipment follows:

	2005	2004 (As Restated)
Depreciation and amortization expense (included under):		
General and administrative expenses (Note 22)	**₱4,012,422,387**	₱3,982,171,991
Cost of sales and services	**1,837,489,918**	1,903,796,272
	5,849,912,305	5,885,968,263
Provision for impairment losses	–	1,600,339,344
	₱5,849,912,305	₱7,486,307,607

Capitalized borrowing costs amounted to ₱543.9 million and ₱443.1 million, in 2005 and 2004, respectively. Average capitalized interest rates used ranged from 5.50% to 11.23% and 5.7% to 12.77% in 2005 and 2004, respectively.

The Group leases certain telecommunication facilities covering local exchange facilities being leased under the Financial Lease Agreement with the Department of Transportation and Communication (DOTC) (see Note 30). The facilities under finance lease are capitalized and depreciated over the estimated useful life of 15 years. Property, plant and equipment include the following facilities under finance lease:

	2005	2004
Cost	**₱4,419,920,840**	₱4,419,920,840
Less accumulated depreciation	**3,079,757,510**	2,764,253,062
Net book value	**₱1,340,163,330**	₱1,655,667,778

Property, plant and equipment also include the following aircraft held under finance leases as of December 31, 2005 (see Note 30):

Cost	₱6,726,685,319
Less accumulated depreciation	40,409,678
Net book value	₱6,686,275,641

In 2005, certain subsidiaries revised the remaining EUL of certain equipment which are specifically identified to be useful for specific periods shorter than the previous EUL. These changes have been accounted for as changes in accounting estimates. The changes increased depreciation expense by about ₱83.0 million in 2005.

Effective January 1, 2005, the Group adopted revised PAS 16. The standard requires the capitalization of the costs of dismantling and restoration of the leased property at the end of the leased term. Additional capitalized ARO in 2005 and 2004 amounted to ₱8.9 million and ₱51.5 million, respectively (see Note 19).

14. Intangibles

Movements in the Intangibles account follow:

	For the Year Ended December 31, 2005			
	Technology Licenses	**Branch Licenses**	**Software Costs**	**Total**
Cost				
Balance at beginning of year	₱552,331,752	₱98,216,671	₱46,652,460	₱697,200,883
Additions	–	–	12,550,515	12,550,515
Balance at end of year	552,331,752	98,216,671	59,202,975	709,751,398
Accumulated Amortization				
Balance at beginning of year	209,327,430	–	28,607,932	237,935,362
Amortization	28,479,431	–	8,177,318	36,656,749
Balance at end of year	237,806,861	–	36,785,250	274,592,111
Net Carrying Value	**₱314,524,891**	**₱98,216,671**	**₱22,417,725**	**₱435,159,287**

	For the Year Ended December 31, 2004			
	Technology Licenses	**Branch Licenses**	**Software Costs**	**Total**
Cost				
Balance at beginning of year	₱552,331,752	98,216,671	₱35,764,749	₱686,313,172
Additions	–	–	10,887,711	10,887,711
Balance at end of year	552,331,752	98,216,671	46,652,460	697,200,883
Accumulated Amortization				
Balance at beginning of year	165,246,137	–	21,960,744	187,206,881
Amortization	44,081,293	–	6,647,188	50,728,481
Balance at end of year	209,327,430	–	28,607,932	237,935,362
Net Carrying Value	₱343,004,322	₱98,216,671	₱18,044,528	₱459,265,521

Technology licenses represent the cost of JGSPC's technology and licensing agreements which cover the construction, manufacture, use and sale of polyethylene (PE) and polypropylene (PP) lines.

Branch licenses include the amounts paid by RSBC relating to the purchase of property and equipment and the assumption of liabilities of a certain bank.

15. Other Noncurrent Assets

This account consists of:

	2005	2004 (As Restated)
Security deposits	**₱4,363,983,049**	₱4,057,968,231
Pension assets (Note 25)	**331,147,400**	342,288,200
Derivative assets (Note 31)	**275,894,688**	–
Deferred commissions and subsidies - net of current portion (Note 9)	**106,938,476**	81,285,974
Noncurrent receivables	**30,414,332**	3,191,460
Sinking fund for preferred shares (Note 18)	**10,672,500**	10,672,500
Others	**405,182,308**	440,480,879
	₱5,524,232,753	₱4,935,887,244

Security deposits include a certain subsidiary's pre-delivery payments for its purchases of new aircraft amounting to ₱4.03 billion and ₱3.03 billion as of December 31, 2005 and 2004, respectively.

Changes in deferred commissions and subsidies (including current portion) follow:

	2005	2004
Balance at beginning of year	**₱529,128,993**	₱554,468,112
Deferral of commissions and subsidies	**420,739,842**	484,450,090
Amortization	**(551,274,464)**	(509,789,209)
Balance at end of year	**₱398,594,371**	₱529,128,993

16. Accounts Payable and Accrued Expenses

This account consists of:

	2005	2004 (As Restated)
Accrued expenses	**₱8,011,923,257**	₱6,564,986,521
Deposit liabilities	**7,049,953,870**	5,099,168,571
Trade payables	**5,521,150,574**	5,358,320,109
Due to related parties (Note 28)	**2,891,714,784**	2,304,189,189
Unearned revenue	**324,171,980**	189,686,043
Withholding taxes payable	**144,333,572**	132,418,825
Dividends payable	**118,990,123**	53,286,186
Derivative liabilities (Note 31)	**17,559,001**	–
Other payables (Note 30)	**1,763,004,115**	2,092,319,393
	₱25,842,801,276	₱21,794,374,837

Accrued expenses include accruals for interest expense, retirement cost and various expenses.

Deposit liabilities represent the savings, demand and time deposit liabilities of RSBC. Of the total deposit liabilities of RSBC as of December 31, 2005 and 2004, 57.07% and 58.26%, respectively, are subject to periodic interest repricing. Remaining deposit liabilities earn annual fixed interest rates ranging from 0% to 2% in 2005 and 2004.

Unearned revenue represents the deferred proceeds from the sale of prepaid cards and airtime value through over-the-air reloading services.

17. Short-term and Long-term Debt

Short-term debt consists of:

	2005	2004
Company:		
Philippine Peso - with interest rates ranging from 7.5% to 8.3% per annum in 2005	**₱508,600,000**	₱–
Subsidiaries:		
Foreign currencies - with interest rates ranging from 2.39% to 5.65% per annum in 2005 and 1.35% to 2.72% per annum in 2004	**17,875,743,152**	9,352,269,294
Philippine Peso - with interest rates ranging from 7.5% to 8.25% per annum in 2005 and 7.75% to 9.25% per annum in 2004	**705,999,741**	2,346,279,763
	18,581,742,893	11,698,549,057
	₱19,090,342,893	₱11,698,549,057

The foregoing secured notes payable in 2005 and 2004 are covered by certain inventories amounting to ₱1.8 billion and ₱1.5 billion, respectively.

Long-term debt (net of debt issuance costs) consists of:

	Maturities	Interest Rates	2005	2004 (As Restated)
Company:				
Bayerische HypoVereinsbank AG (HypoVereinsbank) loan	2010	USD London Interbank Offering Rate (LIBOR) + 0.62% and 3.72%	**₱6,067,726,517**	₱6,384,033,949
Loan from a local bank	2008	3 months MART 1 + 2.25%	**750,000,000**	1,000,000,000
			6,817,726,517	7,384,033,949
Subsidiaries:				
Foreign currencies:				
JG Summit Limited (JGSL) US$100 million notes	2006	9.25%	**4,970,930,100**	5,256,234,717
Universal Robina (Cayman), Ltd. (URCL) US$100 million notes	2006	8.375%	**2,902,667,815**	2,983,216,699
JGSPL guaranteed floating rate notes and term loan facility agreement	2006	USD LIBOR + 2.45% to 3.20%	**2,613,170,076**	4,986,853,647
JGSPC HypoVereinsbank loan	2006	USD LIBOR + 1.12%	**97,508,161**	319,435,505
JGSPL US$300 million notes	2008	8.25%	**15,320,137,344**	16,332,626,164
URC Philippines, Limited (URCPL) US$125 million notes	2008	9.00%	**6,954,602,710**	6,975,885,880
URC HypoVereinsbank term loan facilities	Various dates through 2010	EURIBOR/ USD LIBOR + 0.75%	**587,019,223**	858,142,039
URC US$200 million guaranteed notes	2012	8.25%	**11,055,228,680**	-
Digitel zero coupon convertible bonds	2013	12.00%	**10,421,248**	11,059,400
Digitel term loan facilities	Various dates through 2013	USD LIBOR + 0.75% to 2.70%	**4,265,730,962**	3,003,804,583
CAI finance lease obligations (Notes 13 and 30)	2017	3 months USD LIBOR + 0.03%	**5,477,173,384**	–
Suppliers' credit agreements	2007	USD LIBOR + 1.50% to 2.00%	**60,335,768**	1,352,322,358
Minimum capacity purchase agreement	2007		**345,085,000**	535,239,500
			54,660,010,471	42,614,820,492
Philippine Peso:				
URC 5-year promissory note	Various dates through 2007	3 months MART 1 + 1.00% to 2.00%	**700,000,000**	900,000,000
RLC ₱1,000 million bonds	2008	3 months MART 1 + 1.00% to 2.00%	**1,000,000,000**	1,000,000,000
RLC ₱1,000 million loan facility	2010	9.2% + 1.50% + 5% grt	**1,000,000,000**	1,000,000,000
Philippine Sugar Corporation restructured loan	2013	7.50%	**63,050,972**	67,846,785
Digitel finance lease obligation (Notes 13 and 30)			**2,475,539,952**	2,475,539,962
			5,238,590,924	5,443,386,747
			66,716,327,912	55,442,241,188
Less current portion			**11,440,032,956**	4,359,834,954
			₱55,276,294,956	₱51,082,406,234

Long-term debt to foreign banks is shown net of unamortized debt issuance costs totaling ₱711.9 million (US$13.1 million) as of December 31, 2005.

Except for the liability under the minimum capacity purchase agreement, repayments of the long-term debt (gross of debt issuance costs) follow:

	2005	2004
2005	**₱–**	₱4,340,579,748
2006	**11,621,055,660**	13,356,219,753
2007	**7,202,566,613**	6,047,579,288
2008	**27,340,197,187**	26,946,378,871
2009	**3,533,608,381**	1,966,253,781
2010	**3,112,915,266**	1,116,275,808
Thereafter	**14,272,836,027**	1,590,221,157
	₱67,083,179,134	₱55,363,508,406

The liability under the minimum capacity purchase agreement is payable based on the actual material capacity purchased.

The exchange rates used to restate the foreign currency borrowings were ₱53.090 to US$1.00 and ₱56.341 to US$1.00 as of December 31, 2005 and 2004, respectively, except for the foreign currency borrowings of certain subsidiaries with fiscal year ending September 30, which were restated at ₱56.010 and ₱56.276 to US$1.00 as of September 30, 2005 and 2004, respectively.

Certain loan agreements contain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, prohibit a merger or consolidation with other entities, dissolution, liquidation or winding-up except with any of its subsidiaries; prohibit purchase or redemption of any issued shares or reduction of registered and paid-up capital or distribution of assets resulting in capital base impairment. As of December 31, 2005 and 2004, the subsidiaries covered by the aforementioned loan agreements are in compliance with such loan covenants.

The following significant transactions affected the Group's long-term debt:

HypoVereinsbank Credit Facility

On October 26, 2001, the Company entered into a loan agreement with HypoVereinsbank. HypoVereinsbank agreed to make available to the Company a facility up to a maximum estimated amount of US$98.5 million (the HypoVereinsbank facility) to refinance the contract signed by Digitel, a majority owned subsidiary, with a certain supplier on August 6, 2001, to the extent covered by the guarantee of Compagnie Francaise d'Assurance pour le Commerce Exterieur SA (COFACE), a French credit insurance agency. The purpose of the said facility is to finance: (1) up to 85% of the contract value or the counter value of US$94 million which will be divided into two tranches, one corresponding to Phase I up to US$78.2 million and one to Phase II up to US$15.8 million, and (2) 100% of the COFACE premium estimated at US$4.5 million. Each tranche of the HypoVereinsbank facility shall be repaid in 14 equal, consecutive, semi-annual installments, each first repayment date becoming due six months after the starting point of repayment of each Phase. Any amount disbursed and outstanding during the preliminary period and repayment period shall carry interest at an interest rate of 6 months USD LIBOR as determined by HypoVereinsbank on the quotation date plus a margin of 0.625% per annum. The interest due during the repayment period will be calculated on the amount of the credit outstanding as evidenced by the repayment schedule. These will be payable semi-annually in arrears on the same dates as the repayments of principal.

As of December 31, 2005 and 2004, the outstanding balance of the loans obtained from the HypoVereinsbank facility amounted to ₱6.1 billion (US$114.3 million) and ₱6.4 billion (US$113.2 million), respectively.

JGSL 9.25% Notes Due 2006

In February 2002, JGSL issued US$100 million 9.25% notes due 2006 which are unconditionally and irrevocably guaranteed by the Company. The terms and conditions of the notes provide for a negative pledge and financial covenants to be complied with by JGSL and the Company beginning 2003.

As of December 31, 2005 and 2004, the outstanding balance of the notes amounted to ₱5.0 billion (US$93.6 million) and ₱5.3 billion (US$93.3 million), respectively. On February 4, 2006, the outstanding balance of the notes, including accrued interest, was already settled.

URCL 8.375% Notes Due 2006

On December 19, 1996, URCL issued US$100 million 8.375% notes due 2006 guaranteed by URC. Unless previously redeemed or purchased and cancelled, the notes will be redeemed at their principal amount, plus accrued and unpaid interest, on December 19, 2006.

As of December 31, 2005 and 2004, the outstanding balance of the notes amounted to ₱2.9 billion (US$51.8 million) and ₱3.0 billion (US$52.9 million), respectively.

JGSPL Guaranteed Floating Rate Notes and Term Loan Facility Agreement

Guaranteed floating rate notes due 2006

In August 2001, JGSPL issued guaranteed floating rate notes due 2006, with the Company as guarantor. Under the agreement, the obligations of the Company will constitute direct, unconditional, unsecured and unsubordinated obligations of the Company and will rank pari passu with all other present and future unsecured and unsubordinated obligations of the Company, save for such as may be preferred by mandatory provisions of applicable law.

As of December 31, 2005 and 2004, the outstanding balance of the notes amounted to ₱648.9 million (US$12.2 million) and ₱648.6 million (US$11.5 million), respectively.

Term loan facility agreement

In August 2001, JGSPL entered into a term loan facility agreement with a foreign bank, with the Company as guarantor. As of December 31, 2005 and 2004, the outstanding balance of the loan obtained from the term loan facility amounted to ₱2.0 billion (US$37.0 million) and ₱4.3 billion (US$77.0 million), respectively.

JGSPC HypoVereinsbank Loan

JGSPC entered into a term loan facility to finance the construction of its plant. The borrowings are unconditionally and irrevocably guaranteed by the Company and shall be payable in 16 equal, semi-annual installments beginning June 30 and March 31, 1998. Related terms and conditions provide for financial covenants to be complied with by JGSPC and the Company.

As of December 31, 2005 and 2004, the outstanding balance of the notes amounted to ₱97.5 billion (US$1.7 million) and ₱319.4 billion (US$5.7 million), respectively.

JGSPL 8.25% Guaranteed Notes Due 2008

In June 2003, JGSPL issued US$ 300 million 8.25% guaranteed notes due 2008 which are unconditionally and irrevocably guaranteed by the Company. Unless previously purchased and cancelled the 8.25% Guaranteed Notes will be redeemed at their principal amount on June 20, 2008.

As of December 31, 2005 and 2004, the outstanding balance of the notes amounted to ₱15.3 billion (US$288.6 million) and ₱16.3 billion (US$289.9 million), respectively.

URCPL 9% Guaranteed Notes Due 2008

On February 5, 2003, URCPL issued US$125 million, 9% guaranteed notes due 2008 which are unconditionally and irrevocably guaranteed by URC. Unless previously redeemed or purchased and cancelled, the 9% Guaranteed Notes will be redeemed at their principal amount, plus accrued and unpaid interest, on February 6, 2008. Related terms and conditions provide for financial covenants to be complied with by URCPL and URC.

As of December 31, 2005 and 2004, the outstanding balance of the notes amounted to ₱7.0 billion (US$124.2 million) and ₱7.0 billion (US$123.9 million), respectively.

URC HypoVereinsbank Loan

URC entered into two credit term loan facilities with HypoVereinsbank to finance the supply of certain property and equipment for its biaxially-oriented polypropylene plant and flour mill plant. The loans obtained from said

facility shall bear interest at floating rate based on the EURIBOR/USD LIBOR plus 2.82% to 4.26%. The loan shall payable in 14 equal, consecutive, semi-annual payments starting 6 months after the weighted average delivery period of all units or, at the latest, starting 6 months after August 1, 2002, whichever date shall occur earlier, with the last repayment installment due October 15, 2009.

As of December 31, 2005 and 2004, the outstanding balance of the loan obtained from the term loan facilities amounted to ₱587.0 million (US$10.5 million) and ₱858.1 million (US$15.2 million), respectively.

URCPL 8.25% Guaranteed Notes Due 2012

On January 14, 2005, URCPL issued US$200 million 8.25% notes due 2012 guaranteed by URC. Unless previously redeemed or purchased and cancelled, the notes will be redeemed at their principal amount, plus accrued and unpaid interest on January 20, 2012.

As of December 31, 2005, the outstanding balance of the notes amounted to ₱11.0 billion (US$197.4 million).

Digitel Zero Coupon Convertible Bonds

On December 8, 2003, Digitel issued zero coupon convertible bonds due 2013 with face value of US$31.11 million and issue price of US$10.02 million. Unless previously converted, cancelled or redeemed, the bonds are convertible into Digitel's common shares at ₱1 par value at the end of the tenth year after the issue date and are redeemable at the option of Digitel, in whole or in part, at the end of each year starting one year after the issue date and every year thereafter at the following redemption dates and values:

Redemption Date	Redemption Value [a]
End of 1st year from issue date	US$35.29
End of 2nd year from issue date	38.75
End of 3rd year from issue date	42.63
End of 4th year from issue date	46.97
End of 5th year from issue date	51.83
End of 6th year from issue date	57.28
End of 7th year from issue date	63.38
End of 8th year from issue date	70.21
End of 9th year from issue date	77.87
End of 10th year from issue date	86.44

[a] *Per US$100 of face value*

Alternately, the bondholders will have the right to convert the bonds into common shares of Digitel at redemption date. The number of conversion shares to be received by the bondholders upon exercise of the conversion right equivalent to the total redemption value which the bondholders would have received if the bonds were redeemed multiplied by the exchange rate for the relevant date divided by the ₱1 par value. The bonds constitute direct, unconditional, unsubordinated and unsecured obligations of Digitel and shall at all times rank pari passu and without preference among themselves and at least equally with all other present and future unsubordinated, unsecured obligations of Digitel, except as may be preferred by virtue of mandatory provision of law.

The bondholders have the option, through a resolution approved by 75% of the face value of the bonds then outstanding, to require a lien on unencumbered assets of Digitel not subject to a dispute, valued at approximately US$200,000, subject to the limitations, conditions and restrictions of a Mortgage Trust Indenture (MTI). The MTI will be administered by a security trustee appointed in compliance with the MTI.

As of December 31, 2005 and 2004, the outstanding balance of the bonds amounted to ₱10.4 million (US$196,294) and ₱11.1 million (US$196,294), respectively.

Digitel Term Loan Facilities

Digitel and its wholly owned subsidiary, Digitel Mobile Phils., Inc. (DMPI), entered into various term loan facility agreements to finance various purchase and supply agreements. Said term loan facilities follow:

US$14.02 million HypoVereinsbank loan

In January 2001, Digitel and HypoVereinsbank signed a buyer's credit agreement to finance the export contract

of Digitel with a certain foreign supplier. HypoVereinsbank shall make available the total amount of US$14.0 million, to be made available in two tranches of US$11.8 million and US$2.2 million. The amount shall be used to finance 85% of the export contract value totaling US$16.5 million. Said loan is payable in 14 equal, consecutive, semi-annual installments beginning six months after the final acceptance of all units purchased but not later than June 30, 2002. Digitel shall pay interest equivalent to USD LIBOR plus 0.75%.

As of December 31, 2005 and 2004, the outstanding balance of the loan obtained from the HypoVereinsbank term loan facility, under the two tranches, amounted to ₱445.9 million (US$8.4 million) and ₱583.9 million (US$10.3 million), respectively.

US$43.5 million Nordea Bank AG (Nordea) loan
On January 12, 2004, Digitel entered into an export credit facility with Nordea in the aggregate principal amount of up to US$43.5 million. Under the export credit facility, Nordea shall make available the amount of the loan for the sole purpose of financing up to (i) 85% of the off-shore contract value amounting to US$40.6 million, and (ii) 85% of the Swedish Export Credits Guarantee Board (EKN) premium. The interest payable on the loan shall be the USD LIBOR plus 0.75% per annum. The loan is payable in 14 consecutive equal semi-annual installments, the first of which shall fall due on March 15, 2005, subject to EKN's rules and regulations.

As of December 31, 2005 and 2004, the outstanding balance of the loan obtained from the aforementioned facility amounted to ₱1.8 billion (US$35.7 million) and ₱1.7 billion (US$31.0 million), respectively.

US$20.0 million Nordic Investment Bank (Nordic) loan
On October 12, 2004, DMPI entered into a term loan facility with Nordic in the amount of up to US$20.0 million, guaranteed by Digitel and the Company. The loan shall bear interest equivalent to the sum of USD LIBOR plus 2.70% per annum. The loan is payable in 12 consecutive equal semi-annual installments on the payment dates starting on March 15, 2006 and September 15, 2011.

As of December 31, 2005, the outstanding balance of the loan obtained from the aforementioned facility amounted to ₱1.1 billion (US$19.8 million).

Societe Generale (SG) and Calyon term loan facilities
On April 11, 2005, Digitel entered into an equipment supply contract with a certain foreign supplier for the supply of equipment, software and off-shore services (the Equipment supply contract). Under the terms and conditions of the Export Credit Agreement, SG and Calyon agreed to make available a credit of up to US$23.6 million. The amount shall be used to finance the Equipment Supply Contract, to the extent covered by the insurance of SINOSURE, a credit insurance agency. The aggregate amount of all disbursements under the facility shall be payable in 14 consecutive equal semi-annual installments, the first one of which will become due 6 months after repayment date and thereafter, each of them falling due on the following interest payment date. Digitel shall pay interest equivalent to USD LIBOR plus 0.60% per annum.

On May 5, 2005, Digitel entered into a supply and service contract with a certain foreign supplier for the supply of various telecommunication materials, software and services (the Supply and service contract). Under the terms and conditions of the Export Credit Agreements, SG and Calyon agreed to make available a credit of up to US$19.0 million. The amount shall be used to finance the Supply and Service Contract, to the extent covered by the insurance of COFACE, a credit insurance agency. The aggregate amount of all disbursements under the facility shall be payable in 14 consecutive equal semi-annual installments, the first one of which will become due 6 months after the starting for repayment date and thereafter each of them falling due on the following interest payment date. The Company shall pay interest equivalent to USD LIBOR plus 0.40% per annum.

As of December 31, 2005, the outstanding balance of the aforementioned loan pertaining to the Equipment supply and the Supply and service contracts amounted to ₱439.8 million (US$8.3 million) and ₱435.9 million (US$8.2 million), respectively.

URC 5-Year Promissory Note
URC obtained a 5-year loan from a local bank payable in 6 semi-annual amortizations of ₱100 million to commence on the 30th of the month from draw date, with the remaining balance payable at maturity. The loan which bears interest at prevailing market rate is used to finance capital expenditures relative to expansion of

snack food, candy biscuits operations of the branded consumer food segment.

RLC ₱1,000 Million Bonds
On March 13, 2003, RLC issued ₱1,000 million bonds constituting direct, unconditional, unsubordinated and unsecured obligations ranking pari passu with all direct, unconditional, unsubordinated and unsecured obligations of RLC at par of 100% of face value. The term of the bond is 5 years and 1 day from issue date and shall be redeemable at par upon maturity or on a date which is 5 years and 1 day from issue date.

Interest on the outstanding principal sum of the bonds shall be paid at a rate determined for each quarterly interest period, accrued and payable quarterly on the dates indicated in the interest coupon of the bonds. The interest shall be the sum of 3 months MART 1 plus a spread of 1.00% to 2.00%.

RLC ₱1,000 Million Loan
On October 6, 2004, RLC obtained a 5-year loan from ING, Manila and Security Bank Corporation under the DBP-JBIC loan facility payable in 9 semi-annual installments. The loan which bears a fixed interest rate of 9.2% per annum plus a margin of 1.5% per annum was used to partially finance capital expenditures of RLC.

Philippine Sugar Corporation Restructured Loan
RA No. 7202 dated February 24, 1992 provided for, among others, the condonation of all penalties and surcharges on loans granted to sugar producers from crop year 1974-1975 up to and including 1984-1985. The guidelines for the implementation of Republic Act (RA) No. 7202 was issued under Executive Order No. 31 dated October 29, 1992, directing all government lending financial institutions to write-off from their respective books the interest in excess of 12% yearly and all penalties and surcharges due.

Certain assets of a subsidiary with net book value of ₱97.3 million and ₱73.3 million as of September 30, 2005 and 2004, respectively were used to secure the loan. The loan is payable in 25 equal annual amortizations of ₱9.9 million. Unpaid interest on the loan amounted to ₱3.5 million and ₱3.8 million as of September 30, 2005 and 2004, respectively.

18. Cumulative Redeemable Preferred Shares

The details as to the number of preferred shares of the Company follow:

	2005 (In Shares)	2004 (In Shares)
Authorized	**2,000,000,000**	2,000,000,000
Issued:		
11.75% preferred stock, ₱1.00 par value	**171,900,000**	171,900,000
12.00% preferred stock, ₱1.00 par value	**255,000,000**	255,000,000
	426,900,000	426,900,000

PAS 32 provides that an instrument will be classified as an equity instrument if, and only if, both conditions are met: (1) the instrument includes no contractual obligation: (i) to deliver cash or another financial asset to another entity; or (ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer; and (2) if the instrument will or may be settled in the issuer's own equity instruments, it is: (i) a nonderivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Since the Company is required to pay cash at the final redemption date and does not meet the aforementioned conditions set by PAS 32 to be classified as an equity instrument, all of the Company's preferred shares amounting to ₱426.9 million and the related additional paid-in capital amounting to ₱1.7 billion were reclassified from equity to liabilities as of January 1, 2005.

The preferred shares are nonconvertible, nonvoting, nonparticipating, cumulative and redeemable. Such shares enjoy preference in case of liquidation but are excluded from the preemptive rights in the issuance of preferred and common shares.

On July 27 and August 2, 2004, the Company's BOD authorized the offer and issuance of 255,000,000 and 171,900,000 redeemable preferred shares, respectively. The issuances were designated as Tranche 1 Series A and Tranche 2 Series A, respectively. On said dates, the BOD further resolved that the preferred stock shall have a par value of ₱1.00 per share and an issue price of 5.00 per share, and shall be redeemed on the fifth year from issue date. The dividend rate shall be 12.00% and 11.75% per annum on Tranche 1 and Tranche 2, respectively, and shall be payable quarterly until final redemption. The Company shall establish a sinking fund for the preferred stock and for the sole purpose of providing funds to pay the redemption value, not later than thirty days after issue date (see Note 15).

19. Other Noncurrent Liabilities

This account consists of:

	2005	2004 (As Restated)
Accrued project costs	**₱2,946,711,490**	₱–
Pension liabilities (Note 25)	**319,887,900**	193,866,600
ARO	**148,153,957**	123,709,488
Others	**3,759,847,744**	3,873,302,732
	₱7,174,601,091	₱4,190,878,820

Accrued project costs represent costs of unbilled materials, equipment and labor relating to telecommunication projects which are already eligible for capitalization as of December 31, 2005. The determination of costs to be capitalized is based on the contract price multiplied by the percentage of shipped materials and/or delivered services.

The rollforward analysis of the Group's ARO follows:

	2005	2004 (As Restated)
Balance at beginning of year	**₱123,709,488**	₱61,521,205
Capitalized to property and equipment during the year	**8,944,648**	51,453,788
Accretion expense (Note 24)	**15,499,821**	10,734,495
Balance at end of year	**₱148,153,957**	₱123,709,488

The maturities of ARO at nominal amounts as of December 31, 2005 follow:

Within one year	₱580,917
After one year but not more than five years	3,473,580
After more than five years	144,099,460
	₱148,153,957

20. Equity

The details of the Company's common stock follow:

	2005	2004
Authorized shares	**12,850,800,000**	12,850,800,000
Par value per share	**₱1.00**	₱1.00
Issued	**6,895,273,657**	6,895,273,657

Cash Dividends
On February 12, 2004, the Company's BOD approved the reclassification of a certain portion of common shares into preferred shares. Consequently, the Company's authorized capital stock of ₱14,850,800 shares with a par value of ₱1.00 was reclassified into (a) 12,850,800,000 common shares with a par value of ₱1.00 and (b) 2,000,000,000 preferred shares with a par value of ₱1.00.

On July 22, 2004, the Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of August 20, 2004.

On August 18, 2005, the Company's BOD declared cash dividends at the rate of ₱0.03 per share or a total of ₱203.9 million from the Company's unrestricted retained earnings as of December 31, 1997 to shareholders of record as of September 16, 2005.

Restrictions on Retained Earnings
A portion of retained earnings amounting to ₱40.7 billion and ₱37.2 billion as of December 31, 2005 and 2004, respectively, representing accumulated equity in the net earnings of consolidated subsidiaries and associates is not available for dividend declaration until received in the form of dividends from the investees.

Treasury Shares
The Company has outstanding treasury shares of 98,082,000 shares in 2005 and 2004. Such treasury shares amounting to ₱721.8 million as of December 31, 2005 and 2004 restrict the Company from declaring an equivalent amount from unappropriated retained earnings as dividends.

21. Cost of Sales and Services

This account consists of:

	2005	2004 (As Restated)
Raw materials used	**₱23,513,211,612**	₱21,576,040,790
Direct labor	**629,979,732**	751,456,007
Overhead cost (Note 13)	**9,920,436,935**	9,024,116,063
Total manufacturing cost	**34,063,628,279**	31,351,612,860
Goods in process	**(47,411,843)**	(57,920,904)
Cost of goods manufactured	**34,016,216,436**	31,293,691,956
Finished goods	**(772,416,521)**	(7,439,224)
Cost of sales	**33,243,799,915**	31,286,252,732
Cost of services	**6,701,517,488**	6,192,477,795
Cost of sales and services	**₱39,945,317,403**	₱37,478,730,527

22. General and Administrative Expenses

This account consists of:

	2005	2004 (As Restated)
Outside services	**₱4,534,456,758**	₱4,041,599,510
Depreciation and amortization	**4,012,422,387**	3,982,171,991
Salaries and wages (Note 25)	**2,881,511,598**	2,598,745,300
Rent	**993,413,315**	946,505,105
Repairs and maintenance	**720,112,680**	534,461,890
Utilities and supplies	**677,861,431**	494,894,718
Travel and transportation	**548,015,980**	438,021,834
Provision for impairment losses on trade and other receivables	**474,038,617**	690,327,888
Taxes, licenses and fees	**458,129,957**	359,301,981
Insurance	**414,260,812**	450,321,330
Communication	**150,598,899**	150,776,711
Provisions for:		
Impairment losses on investment in a joint venture	**148,954,506**	100,500,000
Inventory losses, obsolescence and market decline	**64,028,603**	53,040,246
Impairment losses on property and equipment	–	1,600,339,344
Others	**1,889,415,584**	856,277,419
	₱17,967,221,127	₱17,297,285,267

The following subsidiaries provided for impairment losses on certain assets:

	2005	2004
Digitel (Note 11)	**₱148,954,506**	₱100,500,000
JGSPC	–	1,450,320,230
URC	–	150,019,114
	₱148,954,506	₱1,700,839,344

In 2004, JGSPC recorded a provision for impairment losses amounting to ₱1.5 billion, representing the write-down of certain buildings and improvements and machinery and equipment to their recoverable amounts. The recoverable amount was determined as the higher of the assets' net selling price and value in use. Value in use was determined by discounting the cash flows of the cash generating units at the nominal rate of 7.79% on a pre-tax basis.

Also in 2004, URC recorded a provision for impairment losses amounting to ₱150.0 million, representing the write-down of certain machinery and equipment in its branded segment. The recoverable amount was determined as the higher of the assets' net selling price and value in use. URC used the net selling price in computing for the provision on impairment losses.

Other expenses include loss on sale of fixed assets and expenses relating to plant shutdown, among others.

23. Other Income

This account consists of:

	2005	2004
Foreign exchange gain (loss) - net	**₱2,424,711,851**	₱257,328,735
Mark-to-market gain on financial instruments	**1,537,590,178**	554,310,942
Gain (loss) on sale of investments	**309,691,509**	(156,637,410)
Trading gain (loss) - net	**222,801,690**	(57,897,802)
Income on early debt extinguishment	**177,195,885**	4,748,233,086
Dividend income	**58,313,846**	48,339,623
Others	**293,727,187**	195,041,176
	₱5,024,032,146	₱5,588,718,350

Income from early debt extinguishment represents the reduction in a subsidiary's debt assumed by another subsidiary through a bank (see Note 30).

24. Financing Costs and Other Charges

This account consists of:

	2005	2004 (As Restated)
Interest expense	**₱6,828,548,283**	₱5,754,032,218
Dividends on preferred shares	**252,155,188**	–
Bank charges	**62,578,021**	68,638,891
Accretion of ARO (Note 19)	**15,499,821**	10,734,495
	₱7,158,781,313	₱5,833,405,604

25. Employee Benefits

As discussed in Note 2 to the consolidated financial statements, the Group adopted PAS 19 and PFRS 2 effective January 1, 2005. The information below includes the disclosure requirements under these new standards:

Retirement Plans

Except for URC, RLC and LMI, the Company and certain consolidated subsidiaries have unfunded, noncontributory, defined benefit pension plans covering substantially all of their regular employees. The benefits are based on a defined formula with minimum lump-sum guarantee of 22.5 days pay per year of service. The latest actuarial valuation reports of the retirement plans were made on December 31, 2005.

Total pensions assets and liabilities recognized in the consolidated balance sheets follow:

	2005	2004 (As Restated)
Pension assets (shown under Other noncurrent assets account)	**₱331,147,400**	₱342,288,200
Pension liabilities (shown under Other noncurrent liabilities account)	**319,887,900**	193,866,600

Pension assets for the retirement plans of URC, RLC and LMI (recognized under Other noncurrent assets account in the consolidated balance sheets) follow:

2005

	URC	RLC	LMI	Total
Present value of unfunded obligation	₱567,379,800	₱32,117,600	₱80,212,900	**₱679,710,300**
Fair value of plan assets	(1,119,056,600)	(39,265,700)	(149,894,900)	**(1,308,217,200)**
Excess of fair value of plan assets over present value of unfunded obligation	551,676,800	7,148,100	69,682,000	**628,506,900**
Unrecognized actuarial loss (gain) - net	(4,634,700)	–	14,294,200	**9,659,500**
Net retirement plan assets	547,042,100	7,148,100	83,976,200	**638,166,400**
Asset limit to be recognized in consolidated balance sheets	288,320,800	–	35,678,500	**323,999,300**
Assets to be recognized in the consolidated balance sheets	₱288,320,800	₱7,148,100	₱35,678,500	**₱331,147,400**

2004 (As restated)

	URC	RLC	LMI	Total
Present value of unfunded obligation	₱377,147,200	₱19,072,000	₱48,847,700	₱445,066,900
Fair value of plan assets	(1,045,550,000)	(36,638,300)	(152,249,300)	(1,234,437,600)
Excess of fair value of plan assets over present value of unfunded obligation	668,402,800	17,566,300	103,401,600	789,370,700
Unrecognized actuarial gain - net	(4,996,000)	–		(4,996,000)
Net retirement plan assets	663,406,800	17,566,300	103,401,600	784,374,700
Asset limit to be recognized in consolidated balance sheets	289,043,400	–	35,678,500	324,721,900
Assets to be recognized in the consolidated balance sheets	₱289,043,400	₱17,566,300	₱35,678,500	₱342,288,200

Asset limits to be recognized in the consolidated balance sheets were determined as follows:

2005

	URC	RLC	LMI
Present value of available future contributions	₱283,686,100	₱–	₱21,384,300
Unrecognized actuarial loss - net	4,634,700	–	14,294,200
Asset limit to be recognized in the consolidated balance sheets	₱288,320,800	₱–	₱35,678,500

2004 (As restated)

	URC	RLC	LMI
Present value of available future contributions	₱284,047,400	₱–	₱35,678,500
Unrecognized actuarial loss - net	4,996,000	–	–
Asset limit to be recognized in the consolidated balance sheets	₱289,043,400	₱–	₱35,678,500

Movements in the fair value of plan assets of URC, RLC and LMI follow:

2005

	URC	RLC	LMI	Total
Balance at beginning of year	₱1,045,550,000	₱36,638,300	₱152,249,300	**₱1,234,437,600**
Expected return on plan assets	72,939,900	2,564,800	10,400,500	**85,905,200**
Actual contributions	5,770,500	3,295,000	–	**9,065,500**
Benefits paid	(12,874,400)	(3,290,900)	(7,340,400)	**(23,505,700)**
Actuarial gain (loss) - net	7,670,600	58,500	(5,414,500)	**2,314,600**
Balance at end of year	₱1,119,056,600	₱39,265,700	₱149,894,900	**₱1,308,217,200**
Actual return on plan assets	₱80,610,500	₱2,623,300	₱4,986,000	**₱88,219,800**

2004 (As restated)

	URC	RLC	LMI	Total
Balance at beginning of year	₱974,441,900	₱28,423,000	₱152,307,800	₱1,155,172,700
Expected return on plan assets	67,511,800	2,188,100	10,613,800	80,313,700
Actual contributions	5,770,500	8,337,000	3,190,300	17,297,800
Benefits paid	(25,745,900)	(2,666,200)	(4,555,500)	(32,967,600)
Actuarial gain (loss) - net	23,571,700	356,400	(9,307,100)	14,621,000
Balance at end of year	₱1,045,550,000	₱36,638,300	₱152,249,300	₱1,234,437,600
Actual return on plan assets	₱91,083,500	₱2,544,500	₱1,306,700	₱94,934,700

Changes in the present value of the defined benefit obligation follow:

	2005			2004 (As Restated)		
	URC, RLC and LMI	**Others**	**Total**	URC, RLC and LMI	Others	Total
Balance at beginning of year	**₱445,066,900**	**₱193,866,600**	**₱638,933,500**	₱485,435,600	₱197,722,100	₱683,157,700
Current service cost	**27,019,600**	**27,573,000**	**54,592,600**	30,145,500	31,806,100	61,951,600
Interest cost	**62,158,000**	**27,104,900**	**89,262,900**	57,876,900	23,685,500	81,562,400
Benefits paid	**(23,505,700)**	**(3,754,300)**	**(27,260,000)**	(32,967,600)	(8,380,700)	(41,348,300)
Actuarial loss (gain) - net	**168,971,500**	**75,097,700**	**244,069,200**	(95,423,500)	(50,966,400)	(146,389,900)
Balance at end of year	**₱679,710,300**	**₱319,887,900**	**₱999,598,200**	₱445,066,900	₱193,866,600	₱638,933,500

** Others include the Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

Components of retirement expense in the consolidated statements of income follow:

	2005			2004 (As Restated)		
	URC, RLC and LMI	**Others**	**Total**	URC, RLC and LMI	Others*	Total
Current service cost	**₱27,019,600**	**₱27,573,000**	**₱54,592,600**	₱30,145,500	₱31,806,100	₱61,951,600
Interest cost	**62,158,000**	**27,104,900**	**89,262,900**	57,876,900	23,685,500	81,562,400
Expected return on plan assets	**(85,905,200)**	–	**(85,905,200)**	(80,313,700)	–	(80,313,700)
Net actuarial loss (gain) recognized during the year	**152,001,400**	**20,599,500**	**172,600,900**	(105,048,500)	19,460,700	(85,587,800)
	₱155,273,800	**₱75,277,400**	**₱230,551,200**	(₱97,339,800)	₱74,952,300	(₱22,387,500)

** Others include the Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

The assumptions used to determine pension benefits of the Group follow:

	2005	2004
Discount rate	**10.98 - 14.47%**	11.52 - 13.98%
Salary rate increase	**6.00 - 6.50**	6.00 - 6.50
Expected rate of return on plan assets	**6.52 - 6.94**	6.46 - 6.97

Employee Stock Option Plan (ESOP)
Digitel's BOD and stockholders approved on August 10, 1994 and November 7, 1994, respectively, an ESOP which provides an opportunity for all directors, officers and managers of Digitel to purchase an ownership interest in Digitel's common stock.

The ESOP covers the offering of 320 million shares out of the authorized but unissued shares, or issued shares reacquired by Digitel to all eligible participants of the ESOP at an exercise price of ₱1.50 per share. Under the ESOP guidelines, eligible participants will be allocated an aggregate amount of shares determined in accordance with their rank, seniority and performance. The option to purchase shares under the ESOP may be exercised after completion of at least five years of continuous service to Digitel by paying the full amount in cash.

No options have been awarded pending approval of the SEC. Once approved, options granted will be accounted for under PFRS 2.

26. Income Tax

Provision for income tax consists of:

	2005	2004 (As Restated)
Current	**₱656,957,490**	₱450,976,677
Deferred	**1,207,888,884**	299,819,636
	₱1,864,846,374	₱750,796,313

A reconciliation between the Group's statutory tax rate and effective tax rate for the years ended December 31 follows:

	2005	2004
Statutory income tax rate	**32.50%**	32.00%
Increase (decrease) in tax rate resulting from:		
Nontaxable income	**(13.88)**	(32.45)
Effect of unrecognized deferred income tax assets	**9.34**	8.95
Income subjected to lower tax rates	**(6.69)**	(3.51)
Equity in net earnings of unconsolidated	**(6.08)**	(5.44)
subsidiaries/affiliates	**3.71**	1.23
Nondeductible interest expense		
Trading gain	**(0.44)**	–
Board of Investments (BOI) tax credit and others	**0.69**	0.55
Others - net	**14.10**	11.25
Effective income tax rate	**33.25%**	12.58%

Components of the Group's deferred income tax assets and liabilities follow:

	2005	2004 (As Restated)
Deferred income tax assets on:		
Allowance for impairment losses on trade and other receivables	**₱856,138,643**	₱617,044,032
NOLCO	**378,342,182**	242,481,279
Accrued rent	**148,108,814**	109,638,578
Allowance for impairment losses on investment in a joint venture	**87,309,077**	32,160,000
Foreign exchange loss	**51,629,108**	159,689,856
Unfunded retirement benefits	**51,007,594**	37,867,818
Allowance for inventory obsolescence	**34,322,334**	28,180,419
Unamortized past service costs	**19,945,347**	19,106,906
Unfunded profit sharing	**14,747,727**	12,205,624
Unearned revenue	**3,013,627**	4,037,007
ARO	**273,152**	159,858
Allowance for impairment losses on property and equipment	**–**	150,861,468
Others	**10,916,296**	6,809,422
MCIT carryforward	**55,175,685**	41,209,693
	1,710,929,586	1,461,451,960
Deferred income tax liabilities on:		
Unamortized capitalized interest	**(1,375,764,665)**	(1,331,141,219)
Foreign exchange gain - net	**(687,958,554)**	(29,565,509)
Excess of financial gross profit over taxable gross profit	**(291,321,978)**	(179,222,615)
Double depreciation	**(264,526,612)**	(164,699,954)
Undistributed income of foreign subsidiaries	**(218,750,000)**	(150,000,000)
Unrealized profit on excess of market value over cost of hog market stocks	**(119,323,183)**	(39,896,766)
Unamortized debt issuance costs	**(96,642,981)**	–
Accrued rent income	**(79,580,506)**	(75,470,661)
Others	**(829,271,316)**	(824,987,170)
	(3,963,139,795)	(2,794,983,894)
Net deferred income tax liabilities	**(₱2,252,210,209)**	(₱1,333,531,934)

The Group did not recognize any deferred income tax assets on the following temporary differences of certain subsidiaries as management believes that these subsidiaries may not be able to generate sufficient taxable income that will be available to allow all or part of the deferred income tax assets to be realized.

	2005	2004 (As Restated)
NOLCO	**₱1,112,850,515**	₱688,818,108
Allowance for impairment losses on trade receivables	**182,127,676**	61,070,595
Unearned revenue	**113,460,193**	60,099,534
Allowance for impairment losses on investment in a joint venture	**37,464,668**	41,130,545
Accrued rent	**20,908,368**	3,958,109
ARO	**11,279,264**	5,442,409
Allowance for inventory obsolescence	**6,605,381**	2,585,393
Others	**1,521,065**	2,514,865
	₱1,486,217,130	₱865,619,558

Republic Act (RA) No. 9337

RA No. 9337 was recently enacted into law amending various provisions in the existing 1997 National Internal Revenue Code. Among the reforms introduced by the said RA, which became effective on November 1, 2005, are as follows:

- Increase in the corporate income tax rate from 32% to 35% with a reduction thereof to 30% beginning January 1, 2009;
- Increase in value-added tax (VAT) rate from 10% to 12%, effective February 1, 2006 as authorized by the Philippine president pursuant to the recommendation of the Secretary of Finance; subject to compliance to certain economic conditions;
- Revised invoicing and reporting requirements for VAT;
- Expanded scope of transactions subject to VAT; and
- Provided thresholds and limitations on the amounts of VAT credits that can be claimed.

27. Earnings Per Share

Basic EPS is calculated by dividing the net income for the year attributable to common shareholders (net income for the period less dividends on convertible redeemable preferred shares) by the weighted average number of common shares outstanding during the year (adjusted for any stock dividends).

The following reflects the income and share data used in the basic EPS computations:

	2005	2004
Net income applicable to common stock:		
As previously reported	**₱4,251,938,025**	₱5,903,534,558
Effect of change in accounting policies (Note 2)	**-**	253,675,566
As restated	**₱4,251,938,025**	₱6,157,210,124
Weighted average number of common shares	**6,797,191,657**	6,797,191,657
Basic EPS	**₱0.63**	₱0.91

28. Related Party Transactions

The Group, in the regular conduct of its business, has entered into transactions with associates and other related parties principally consisting of sales, purchases, advances and reimbursement of expenses, various guarantees, regular banking transactions, leases and, management and administrative service agreements.

Intercompany transactions are eliminated in the accompanying consolidated financial statements.

Related party transactions not eliminated are as follows:

	2005	2004
Due from related parties (shown under Receivables - net)	**₱6,999,041,340**	₱7,256,623,284
Due to related parties (shown under Accounts payable and accrued expenses)	**2,891,714,784**	2,304,189,189

The compensation of the Group's key management personnel by benefit type follows:

	2005	2004
Short-term employee benefits	**₱934,674,030**	₱881,767,953
Post-employment benefits	**56,080,442**	52,906,077
	₱990,754,472	₱934,674,030

There are no agreements between the Group and any of its directors and key officers providing for benefits upon termination of employment, except for such benefits to which they may be entitled under the Group's retirement plans.

29. Registration with Government Authorities/Franchise

Certain operations of consolidated subsidiaries are registered with the BOI as preferred pioneer and nonpioneer activities, and are granted various authorizations from certain government authorities. A particular consolidated subsidiary is also registered with the Philippine Tourism Authority.

As registered enterprises, these consolidated subsidiaries are subject to some requirements and are entitled to certain tax and nontax incentives which are considered in the computation of the provision for income tax.

URC

URC is entitled, among others, to the following incentives: (a) income tax holiday (ITH), (b) tax credits on taxes and duties on raw materials and supplies used in the manufacture of export products and forming parts thereof; (c) tax credit on domestic capital equipment; (d) tax and duty-free importation of capital equipment; (e) exemption from wharfage dues and any export tax, duty, impost and fees; and (f) other nonfiscal incentives that maybe applicable.

The five year ITH of a certain subsidiary of URC, under the old BOI registration as a new domestic producer of refined sugar which was granted to the subsidiary in 1995, had expired in 2000. However, the following incentives are still available, under its old BOI registration: (a) tax credits on taxes and duties on raw materials and supplies used in the manufacture of export products and forming parts thereof; (b) additional deduction from taxable income on wages subject to certain terms and conditions; (c) exemption from wharfage dues and any export tax, duty impost and fees for ten years from date of registration; (d) exemption from taxes and duties on imported spare parts and suppliers for certain producers at least 70% of production; and (e) other non-fiscal incentives that may be applicable.

In 2004, Universal Robina Sugar Milling Corporation (URSUMCO), a wholly owned subsidiary of URC applied for a new registration with the BOI as expanding producer of refined sugar and molasses. The application for registration for the new activity was approved and granted by the BOI in April 2004. Under the terms of its new registration, URSUMCO is entitled among others to the following incentives: (a) ITH for a period of three years from April 2004 or actual start of operations, whichever is earlier; (b) tax credits on taxes and duties on raw materials and supplies used in the manufacture of export products and forming parts thereof for ten years from start of commercial operations; (c) additional deduction from taxable income on wages subject to certain terms and conditions; (d) exemption from wharfage dues and any export tax, duty impost and fees for ten years from date of registration; (e) exemption from taxes and duties on imported spare parts and suppliers for export producers with Customs Bonded Manufacturing Warehouse exporting at least 70% of production; and (f) importation of consigned equipment for a period of ten years from date of registration.

Digitel and DMPI

Digitel is a grantee of various authorizations from the NTC as follows: (1) Certificate of Public Convenience and Necessity (CPCN) for an international gateway facility (IGF) in Binalonan, Pangasinan and Quezon City; (2) provisional authority (PA) to install, operate, maintain and develop telecommunications facilities in Regions I to V, including the facilities leased from the Department of Transportation and Communication (DOTC), and to provide at least 925,000 additional lines within 10 years; (3) PA to construct, install, operate and maintain a nationwide Cellular Mobile Telephone System (CMTS) using Global System for Mobile (GSM) and/or Code Division Multiple Access (CDMA) technology; and (4) CPCN for local exchange carrier services in Valenzuela, Malabon and Quezon City.

Digitel was awarded a 30-year exclusive contract by DOTC to manage, operate, develop and rehabilitate certain telecommunications facilities owned by DOTC.

On December 28, 2005, the NTC awarded a third generation (3G) frequency assignment to DMPI after finding it legally, financially and technically qualified to undertake 3G services. On January 3, 2006, Digitel confirmed its choice of 3G bandwidth with the NTC.

On August 28, 2003, the NTC approved the assignment to DMPI of the PA to construct, install, operate and maintain a nationwide CMTS using GSM and/or CDMA technology.

Digitel is registered with the BOI as an expanding operator of public telecommunications services and IGF-2 on a nonpioneer status with a registered capacity of 786,000 lines covering the areas of Regions I to V and the Cordillera Autonomous Region. Under the terms of its registration, Digitel is entitled to ITH for three to six years on income derived from certain areas, additional deduction of labor expenses for five years but not simultaneous with the ITH, employment of foreign nationals for five years and unrestricted use of consigned equipment. However, Digitel is subject to certain requirements such as: (a) maintaining a base equity of at least 25%, (b) filing of specialized financial reports with the BOI, and (c) the need for prior approval for the (i) issuance of stock convertible into voting stock, (ii) repurchase of its own stock, (iii) investment in, extension of loans or purchase of bonds in substantial amount from any enterprise other than those bonds issued by the Philippine government, (iv) expansion of its capacity, with or without incentives, and (v) transfer of ownership or control of Digitel.

Digitel is registered with BOI as a new operator of telecommunication systems on nationwide CMTS-GSM communication network on a pioneer status with a registered capacity of 553,451 lines. Consequently, Digitel became entitled to the following incentives: (1) ITH for six years which is reckoned from January 2003 or from the actual start of commercial operations, whichever comes first, but in no case earlier than the date of registration; provided however, that Digitel has complied with the infusion of the minimum investment cost of ₱1.0 billion not later than four years from the date of its registration. In case of failure to comply with the said investment requirement, BOI shall be constrained to automatically amend the project's status of the registration from a

pioneer status (entitled to six years ITH) to a nonpioneer status (entitled to four years ITH). Prior to availment of ITH incentive, Digitel shall submit proof of compliance with the Tree Planting Program of BOI, (2) allowable additional deduction from taxable income of fifty percent of the wages for the first five years from the date of registration, corresponding to the increment in the number of direct labor for skilled and unskilled workers in the year of availment as against the previous year if the project meets the prescribed ratio of capital equipment to number of workers set by BOI of not more than US$10,000 to one worker, and provided that this incentive shall not be availed of simultaneously with the ITH, (3) unrestricted use of consigned equipment, and (4) employment of foreign nationals in technical, supervisory or advisory positions for five years from the date of registration.

On October 10, 2003, the BOI registration was transferred to DMPI subject to the following conditions: (1) submission of a resolution duly approved by the BOD accepting all the terms and conditions imposed by the BOI on the registration, (2) start of the period of availment of incentives of the DMPI from the date of the registration, and (3) compliance with other requirements/conditions as may be imposed by the BOI. In relation to the incentives from BOI, DMPI is required to maintain a 70:30 debt to equity ratio within a specific period as prescribed by the BOI.

CAI

CAI operates under a franchise which extends up to the year 2031 granted by the Philippine Government under RA No. 7151. As provided for under the franchise, CAI is subject to franchise tax of five percent of the gross revenues derived from transport operations.

In the event that any competing individual, partnership or corporation receives and enjoys tax privileges and other favorable terms which tend to place CAI at any disadvantage, then such provisions shall be deemed *ipso facto* part hereof and shall operate equally in favor of CAI. Hence, for purposes of computing the corporate income tax, CAI depreciates its assets to the extent of not more than twice as fast the normal rate of depreciation, pays the lower of the franchise tax and the corporate income tax and carryovers as a deduction from taxable income any net loss incurred in any year up to five years following the year of such loss.

CAI shall also be subject to income tax levied under Title II of the National Internal Revenue Code, as amended, and tax on its real property under existing laws on revenues earned from activities other than air transportation.

JGSPC

JGSPC was registered with the BOI on May 24, 1994 as a new domestic producer of PE and PP under the 1987 Omnibus Investment Code with a capacity of 175,000 metric tons of PE and 180,000 metric tons of PP per year. Under this registration, JGSPC is entitled to certain incentives, the more significant of which are: (a) ITH for six (6) years from projected start of commercial operations or actual start of commercial operations whichever comes first; (b) additional deduction for incremental labor expense; (c) tax and duty free importation of capital equipment; (d) tax credit for taxes and duties paid on raw materials used for its export products; (e) exemption from contractor's tax, wharfage due and any export tax, duty, impost and fees; (f) employment of foreign nationals; and (g) unrestricted use of consigned equipment.

Under the said registration, prior approval by BOI is required relative to, among others, transfer of ownership or control of JGSPC, purchase of treasury shares, issuance of stock convertible into voting stock, substantial investments in, loans to, or purchase of bonds (except Philippine government bonds) from an enterprise, expansion of JGSPC's capacity, and engagement in an undertaking other than the preferred project covered by said registration.

On October 2, 1998, the BOI granted *JGSPC*'s request to move the reckoning date of its ITH incentive from October 1998 to October 2001. This is pursuant to an existing policy on ITH availment of registered enterprises invoking as operational force majeure the Philippine peso devaluation related to the Asian financial crisis.

LMI

LMI is registered with the BOI as a nonpioneer export producer of garments and domestic producer of fabric which requires that the LMI to maintain at all times a minimum of 60% Filipino voting equity and to export at least 50% of its products. LMI is also registered with the BOI under the Textile Modernization Program on a preferred nonpioneer status.

As a registered enterprise, LMI is entitled to certain tax incentives provided for under Presidential Decree 1789, as amended by Batas Pambansa Blg. 391. The tax credits earned by the Company under these incentives amounted to ₱57.4 million and ₱59.4 million in 2005 and 2004, respectively.

30. Commitments and Contingent Liabilities

(a) ₱2.03 Billion Bid for the Philippine Government's Equity in Philippine Shipyard and Engineering Corporation (Philseco)

In December 1993, the Company, as a member with a 60% interest in a consortium with Jurong Shipping Ltd. and Sembawang Holdings Pte Ltd. (co-bidders), submitted the highest bid amounting to ₱2.03 billion for the acquisition of the Philippine Government's equity representing 87.67% of the outstanding capital stock of Philseco.

In January 1994, the Committee on Privatization (COP) of the Asset Privatization Trust (APT) awarded the Philseco sale to Kawasaki/Philyards Holdings, Inc. (Philyards) on the basis of its exercise of an option to top the highest bid by 5%, made possible by the other losing bidders joining Philyards to package their topping bid. The Company believes that this decision is without merit and has filed before the Supreme Court on March 11, 1994 a petition for mandamus to nullify the award to Philyards and to compel the COP and the APT to award the sale to the Company.

On November 20, 2000, the Supreme Court of the Philippines upheld the Company's case and rendered its decision awarding to the Company the highest bid for the acquisition of Philseco shares.

On January 29, 2001, respondents Philyards, the COP and APT have filed with the Supreme Court, a motion for reconsideration of the November 20, 2000 Supreme Court's decision. On September 24, 2003, the SC's Special First Division issued a resolution in upholding Philyard's acquisition of the disputed shares. The Company in turn filed a motion for reconsideration to elevate the case to the SC en banc. On January 31, 2005, the SC has denied with finality the Company's motion for reconsideration and upheld the sale of the shares to Philyards. Management believes that such resolution did not have a material adverse effect on the accompanying consolidated financial statements.

In April 2005, the ₱130 million bid deposit was returned to the Company and its co-bidders.

(b) Supply Contract with NEC

On October 8, 2002, NEC filed a Request for Arbitration with the International Chamber of Commerce (ICC), claiming a total amount of US$237.0 million, together with overdue interest and other fees and charges against a certain subsidiary, as payment for the outstanding balance under the turnkey supply and installation contract for the supply of 300,000 fixed lines for the Public Switched Telephone Network Project (the Supply Contract).

On March 19, 2003, NEC filed a petition with the Philippine Regional Trial Court (RTC), requesting that it recognize the request for arbitration filed with the ICC Arbitral Tribunal (ICCAT) and permit NEC to apply for judicial relief in support of the arbitration and/or any award the ICCAT may make in the future.

NEC also sought to prevent the subsidiary from selling, disposing or encumbering any of the equipment supplied under the Supply Contract. The subsidiary opposed NEC's petition on the grounds that NEC has no legal capacity to sue under Philippine Laws, that the NTC has jurisdiction to hear the case and not the local courts, and that the petition was premature since no arbitral award had been rendered. The Philippine RTC upheld all of the subsidiary's claims and dismissed NEC's petition on April 30, 2003.

On May 15, 2003, NEC filed a motion to intervene in the NTC case to oppose the transfer of the provisional authority to operate and maintain a CMTS-GSM to DMPI. The motion was denied by the NTC. Consequently, on August 9, 2003, NEC filed a petition with urgent application for temporary restraining order and writ of preliminary injunction with the Court of Appeals (CA).

On September 29, 2003, the subsidiary filed a complaint and request for adjudication against NEC in the Construction Industry Arbitration Commission (CIAC).

On January 21, 2004, the subsidiary and NEC agreed to fully and finally settle all claims, liabilities, causes of action, suits, damages and expenses that either party has or may have, either now or in the future, against the other arising out of, relating to or in any way in connection with the Supply Contract dated April 4, 1995, and the Contract dated July 8,1999 which was entered to supplement the Supply Contract. The subsidiary and NEC further agreed to withdraw and terminate the ICC case, CA case, NTC case and CIAC case (see Note 23).

(c) Finance Lease Commitments

Digitel as lessee
On April 19, 1993, a Digitel entered into a Facilities Management Agreement (FMA) with the DOTC covering the telecommunications facilities owned by the DOTC. Under the FMA, Digitel was granted the exclusive right to manage, operate, and develop the abovementioned facilities. For the management and operation of the facilities, Digitel receives a management fee equivalent to a certain percentage of the annual operating budget, plus the excess of net income generated from the facilities over the annual compensation payment (ACP) to the DOTC. The ACP is computed based on the formula set forth in the FMA. Should the net income generated from the managed facilities be less than the ACP, Digitel shall pay DOTC an amount equal to the difference of ACP less the net income. All expenses related to the managed facilities are borne by the DOTC based on approved budgets. The FMA also provides for its conversion into a lease contract under certain terms and conditions as the parties may agree upon.

In accordance with the provisions of the FMA, Digitel and DOTC agreed to amend and convert the FMA into FLA pursuant to which 24,945 lines and 4,101 lines were converted effective July 16, 1995 and March 16, 1996, respectively. Under the FLA, the subsidiary was granted the exclusive right to lease, manage, maintain, operate, develop and eventually own the said DOTC facilities. Digitel shall lease the facilities for a period of 30 years and shall pay DOTC an annual lease payment based on the formula set forth in the FLA.

CAI as lessee
CAI entered into an Export Credit Agency (ECA)-backed facility to partially finance the purchase of four Airbus A319 aircraft, where, pursuant to an assignment of the Purchase Agreement, a special purpose company (SPC) established by the Security Trustee of the said facility purchased the aircraft from the supplier, on behalf of CAI.

The facility amounted to US$103.6 million, representing 87.55% of the net aircraft cost including the applicable ECA insurance premium.

Subsequent to the SPC's purchase of the aircraft, the SPC entered into a 12 year finance lease agreement with CAI, pursuant to which the latter will pay quarterly lease rentals to the SPC. The rental payments under the finance lease agreement will correspond to the principal and interest payments made by the SPC to the ECA lenders. The lease payments to the SPC are guaranteed by the Company and CPAHI. At the end of the lease, provided that CAI has repaid all sums due under the lease repayment schedule, the SPC will transfer the title of the aircraft to CAI.

As of December 31, 2005, future minimum lease payments under the aforementioned finance lease and the present value of the net minimum lease payments are as follows:

Within one year	₱622,893,662
After one year but not more than five years	2,459,925,362
More than five years	4,124,979,897
Total minimum lease payments	7,207,798,921
Less interest	1,730,625,537
Present value of minimum lease payments	₱5,477,173,384
Current	365,888,635
Noncurrent	5,111,284,749
	₱5,477,173,384

(d) Operating Lease Commitments - Group as Lessee

A certain subsidiary entered into long-term operating leases of land with lease terms ranging from 25 to 50 years.

Future minimum rentals payable under noncancelable operating leases of certain lessee subsidiaries follow:

	2005	2004
Within one year	**₱142,847,330**	₱142,847,330
After one year but not more than five years	**571,389,321**	571,389,321
After more than five years	**5,138,491,073**	5,281,318,403
	₱5,852,727,724	₱5,995,555,054

(e) Operating Lease Commitments - Group as Lessor

A certain subsidiary has entered into commercial property leases on its investment portfolio. These noncancelable leases have remaining noncancelable lease terms of between 1 and 10 years. All leases include a clause to enable upward revision of the rental charge on an annual basis based on prevailing market conditions. The lease contracts also provide for the percentage rent which is a certain percentage of actual monthly sales or minimum monthly gross sales, whichever is higher.

Future minimum rentals receivable under noncancelable operating leases follow:

	2005	2004
Within one year	**₱1,839,352,452**	₱1,699,097,321
After one year but not more than five years	**2,092,456,757**	1,520,890,422
After more than five years	**474,076,161**	445,971,513
	₱4,405,885,370	₱3,665,959,256

(f) Commitments

Capital commitments
RLC and its subsidiaries have commitments of ₱1.6 billion and ₱1.4 billion in 2005 and 2004, respectively, for the construction of new malls and residential condominium and office building developments.

URC has contractual commitments for the acquisition of machinery and equipment with a total contract value of ₱1.0 billion as of September 30, 2005. The acquisitions are intended for the expansion of production capacities for the beverage and sugar businesses of the subsidiary.

Other commitments
JGSPC has an existing technology and licensing agreement with a foreign company covering the construction, manufacture, use and sale of the PP and PE lines. In further consideration for the rights granted to JGSPC, pursuant to the licensing agreement, JGSPC shall pay the foreign company a running royalty fee equivalent to a certain sum for each metric ton of resin sold up to the end of the royalty term.

(g) Off-Balance Sheet Items

In the normal course of a subsidiary bank's operations, there are various outstanding contingent liabilities and bank guarantees which are not reflected in the accompanying consolidated financial statements. The subsidiary bank does not anticipate material unreserved losses as a result of these transactions.

(h) Others

The Group has various contingent liabilities arising in the ordinary conduct of business which are either pending decision by the courts, under arbitration or being contested, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual liability under these lawsuits or claims, if any, will not have a material or adverse effect on the Group's financial position and results of operations. The information usually required by PAS 37, *Provisions, Contingent Liabilities and Contingent Assets*, is not disclosed on the grounds that it can be expected to prejudice the outcome of these lawsuits, claims, arbitration and assessments.

31. Financial Instruments

Financial Risk Management Objectives and Policies
The Group's principal financial instruments, other than derivatives, comprise cash and cash equivalents and interest-bearing loans and borrowings. The main purpose of these financial instruments is to raise financing for its operations and capital expenditures. The Group has various other financial assets and liabilities, such as receivables and payables which arise directly from its operations.

The main risks arising from the use of financial instruments are foreign currency risk, credit risk, liquidity risk, interest rate risk and commodity price risk. The Group's BOD reviews and approves policies for managing each of these risks and they are summarized below.

Foreign exchange risk
The Group's foreign exchange risk results primarily from movements of the Philippine Peso against the United States Dollar. As of December 31, 2005, 89% of debt of the Group was denominated in USD. The Company enters into short-term foreign currency forwards and long-term foreign currency swap contracts in order to hedge its foreign currency-denominated obligations.

Information on the Group's foreign currency-denominated monetary assets and liabilities and their Philippine Peso equivalents are as follows:

	2005		2004	
	USD	**PHP Equivalent**	USD	PHP Equivalent
Assets:				
Cash and cash equivalents	**US$57,465,631**	**₱3,076,658,655**	US$81,118,387	₱4,565,856,504
Financial assets at FVPL	**522,381,978**	**28,811,636,769**	–	–
AFS investments	**30,792,503**	**1,663,722,891**	–	–
HTM investments	**4,754,755**	**252,429,928**	–	–
Temporary investments	**–**	**–**	401,792,981	22,264,625,580
Receivables - net	**56,828,598**	**3,079,051,068**	59,652,128	3,353,144,368
	672,223,465	**36,883,499,311**	542,563,496	30,183,626,452
Liabilities:				
Accounts payable and accrued expenses	**45,927,497**	**2,471,515,963**	69,024,432	3,854,151,288
Short-term debt	**329,570,501**	**17,875,743,152**	166,062,210	9,352,269,294
Long-term debt (including current portion)	**1,122,754,489**	**60,727,736,988**	869,670,418	48,998,854,441
	1,498,252,487	**81,074,996,103**	1,104,757,060	62,205,275,023
Net Foreign Currency-Denominated Liabilities	**(US$826,029,022)**	**(₱44,191,496,792)**	(US$562,193,564)	(₱32,021,648,571)

Credit risk

The Group's exposure to credit risk arises from default of the counterparties which include certain financial institutions, customers and suppliers. Credit risk management involves dealing only with institutions for which credit limits have been established, and with customers and suppliers whose paying and performance capabilities are rigorously screened. The Treasury policy sets a credit limit for each counterparty. In addition, the Group's Credit and Collection departments monitor and follow up the collection of the Group's receivables or the liquidation of advances to suppliers.

Liquidity risk

The Group seeks to manage its liquidity profile to be able to service its maturing debts and to finance capital requirements. The Group maintains a level of cash and cash equivalents deemed sufficient to finance operations. As part of its liquidity risk management, the Group regularly evaluates its projected and actual cash flows. It also continuously assesses conditions in the financial markets for opportunities to pursue fund-raising activities. Fund-raising activities may include bank loans and capital market issues both on-shore and off-shore.

Interest rate risk

The Group's exposure to market risk for changes in interest rates relates primarily to the Company's and its subsidiaries' long-term debt obligations. The Group's policy is to manage its interest cost using a mix of fixed and variable rate debt.

Commodity price risk

A certain subsidiary enters into commodity derivatives to manage its price risks on aircraft fuel purchases. Commodity hedging allows stability in prices, thus offsetting the risk of volatile market fluctuations. Depending on the hedge cover, the price changes on the commodity derivative positions are offset by higher or lower purchase costs on fuel.

The following table shows information about the Group's financial instruments that are exposed to interest rate risk and presented by maturity profile.

	<1 year	>1-<2 years	>2-<3 years	>3-<4 years	>4-<5 years	>5 years	Total (In USD)	Total (in PHP)	Debt Issuance Costs	Carrying Value (In PHP)	Fair Value
Liabilities:											
Long-term debt											
Foreign currencies:											
Floating rate											
USD loans	$89,287,903	$51,412,100	$52,766,445	$50,947,458	$45,249,399	$26,591,926	$316,255,231	₱16,825,677,024	₱384,889,153	₱16,440,787,871	₱16,479,423,969
Interest rate	0.40% to 3.20% over LIBOR	0.40% to 3.20% over LIBOR	0.40% to 3.20% over LIBOR	0.40% to 3.20% over LIBOR	0.40% to 3.20% over LIBOR	0.40% to 3.20% over LIBOR					
Fixed rate											
USD loans	102,235,685	60,431,695	424,563,685	8,563,685	8,563,685	208,759,979	813,118,414	44,268,911,186	327,047,070	43,941,864,116	44,738,259,891
Interest rate	3.72% to 9.25%	3.72% to 9.25%	3.72% to 9.25%	3.72% to 9.25%	3.72% to 9.25%	3.72% to 9.25%					
Local currencies:											
Floating rate											
PHP loans	1,193,920,416	898,873,725	1,398,873,725	140,174,325	132,800,838	1,160,896,922	–	4,925,539,951	–	4,925,539,951	4,925,539,951
Interest rate	3M+MART 1 + 1% - 2.25% + 5% grt	3M+MART 1 + 1% - 2.25% + 5% grt	3M+MART 1 + 1% - 2.25% + 5% grt	3M+MART 1 + 1% - 2.25% + 5% grt	3M+MART 1 + 1% - 2.25% + 5% grt	3M+MART 1 + 1% - 2.25% + 5% grt					
Fixed rate											
PHP loans	245,155,499	205,542,161	225,957,823	2,339,222,750	121,885,008	33,106,481	–	3,170,869,722	–	3,170,869,722	3,170,869,722
Interest rate	7.50% to 12%	7.50% to 12%	7.50% to 12%	7.50% to 12%	7.50% to 12%	7.50% to 12%					
							$1,129,373,645	₱69,190,997,883	₱711,936,223	₱68,479,061,660	₱69,314,093,533

Financial Assets and Liabilities

Financial assets and liabilities are recognized initially at cost which is the fair value of the consideration given (in the case of the asset) or received (in the case of liability). Debt issuance costs are included in the initial measurement of all financial assets and liabilities except those that are designated as fair value through profit and loss. Subsequent to initial recognition, assets and liabilities are either valued at amortized cost using effective interest rate method or at fair value depending on their classification.

The table below presents a comparison by category of carrying amounts and estimated fair values of the Group's financial instruments as of December 31, 2005.

	Carrying Value	Fair Value
Financial assets:		
Cash and cash equivalents	₱5,459,046,705	₱5,459,046,705
Financial assets at FVPL	29,122,631,609	29,122,631,609
AFS investments	3,929,697,537	3,929,697,537
Receivables - net	15,596,323,007	15,596,323,007
Due from related parties (included under Receivables - net account)	6,999,041,340	6,999,041,340
HTM investments	419,243,367	419,365,278
Advances to suppliers (included under Other current assets account)	1,140,452,843	1,140,452,843
Derivative assets (included under Other noncurrent assets account)	275,894,688	275,894,688
Noncurrent receivables (included under Other noncurrent assets account)	30,414,332	30,414,332
	₱62,972,745,428	₱62,972,867,339
Financial liabilities:		
Accounts payable and accrued expenses	₱22,933,527,491	₱22,933,527,491
Short-term debt	19,090,342,893	19,090,342,893
Due to related parties (included under Accounts payable and accrued expenses account)	2,891,714,784	2,891,714,784
Derivative liabilities (included under Accounts payable and accrued expenses account)	17,559,001	17,559,001
Estimated land development costs (including current portion)	1,503,518,261	1,503,518,261
Other current liabilities	4,454,524,612	4,454,524,612
Long-term debt (including current portion)	66,716,327,912	67,499,684,573
	₱117,607,514,954	₱118,390,871,615

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Nonderivative financial instruments

Cash and cash equivalents, receivables and accounts payable and accrued expenses approximate their carrying amounts in view of the relatively short-term maturity of these instruments.

The carrying amounts of amounts due from/to related parties which are due on demand within one year approximate their fair values.

The fair value of non-interest bearing refundable deposits is determined as the present value of estimated future cash flows using prevailing market rates.

The fair value of floating rate loan is determined by discounting the future cash flows (interests and principal) using prevailing market rates. The frequency of repricing per year affects the fair value. In general, a loan that is repriced every three months will have a carrying value closer to the fair value than a six month repriceable loan with similar maturity and interest basis. For loans repricing every six months (in USD), the discount curve was in the range of 3.86% to 4.47%.

Derivative financial instruments

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

The fair values of the credit default swap, cross currency swaps, and commodity options are determined based on the quotes obtained from independent parties.

The fair value of forward exchange derivatives embedded in nonfinancial contracts is calculated by reference to the prevailing interest differential and spot exchange rate as of valuation date, taking into account the remaining term-to-maturity of the forwards.

Derivative Financial Instruments

The Group's freestanding and embedded derivative financial instruments are accounted for as financial instruments at fair value through profit or loss. Gains or losses arising from fair value changes on these derivative instruments are reported immediately in the consolidated statements of income.

	Notional Amounts/Quantity						
	US Dollar	Singapore Dollars	Hong Kong Dollars	Japanese Yen	Philippine Peso Equivalent	Derivative Assets	Derivative Liabilities
	(Amounts in Millions)						
Freestanding:							
Foreign currency forwards	US$117.7	SGD0.8	HKD3.9	JPY180.5	₱2,691.1	₱80.1	(₱6.4)
Cross currency swaps	38.1	–	–	–	2,134.5	196.1	–
Sold currency put options	10.0	–	–	–	557.5	–	(26.3)
Sold currency call options	10.0				590.5	–	–
Credit default swap	3.0	–	–	–	159.2	2.6	–
Sold equity put options	–	–	–	60.0	27.0	–	(0.7)
Commodity options (a)	–	–	–	–	–	–	(12.5)
Embedded							
Embedded forwards	12.2	–	–	–	–	25.4	–
						₱304.2	(₱45.9)

(a) Nominal quantity amounts to 610,000 US barrels as of December 31, 2005

The Group's freestanding and embedded derivatives follow:

- *Foreign currency forwards*

The Group entered into short-term and long-term nondeliverable currency forwards. The Group's short-term forwards have varying tenors ranging from 2 months to 1 year and have a total notional amount of US$ 117.7 million. The Group's long-term forward has a tenor of two years and will be maturing on December 2007. The positive and negative fair values amounted to ₱80.1 million and ₱6.4 million, respectively.

- *Cross currency swaps*

As of December 31, 2005, the Group has three outstanding cross currency swap transactions with a total notional amount of US$38.1 million. Under the cross currency swap agreement, the Group will pay the counterparty floating rates it has effectively exchanged while the counterparty pays the Group interest equivalent to 11.75% and 12.00% per annum. The cross currency swaps have a term of five years and will be maturing at various dates through August 2009. The positive fair value of the cross currency swaps amounted to ₱196.1 million.

- *Sold currency options*

As of December 31, 2005, the Group has a sold currency put option with total outstanding notional amount of ₱557.5 million at an average strike price of ₱55.75/US$ maturing on January 2006. The negative fair value amounted to ₱26.3 million.

- *Credit default swap*

The Group has an outstanding credit default swap agreement, under which it is obliged to take delivery of certain government bonds equivalent to US$3,000,000 in case of a credit event, that is failure to pay, repudiation/moratorium or restructuring on the bonds. Under the credit default swap agreement, the Group receives a fixed interest quarterly at a rate of 3.40% per annum, until the occurrence of the credit event or December 2012, whichever comes first. The positive fair value of the outstanding credit default swap amounted to ₱0.1 million.

- *Sold equity options*

The Group also has outstanding equity put options related to shares of stock of the Mizuho Financial Group. The Company holds put options on a total of 62 shares with the strike price per share amounting to JPY0.9 million. The negative fair value of the outstanding equity options amounted to ₱0.7 million.

- *Commodity options*

The Group enters into fuel derivatives as economic hedges of exposures to fuel price fluctuations. As of December 31, 2005, the Group has outstanding three-way fuel options with a nominal quantity of 610,000 US barrels. The call options can be exercised at various calculation dates in 2006 and 2005 with specified quantities on each calculation date. As of December 31, 2005, the negative fair value of the commodity options amounted to ₱12.5 million.

- *Embedded forwards*

As of December 31, 2005, the total outstanding notional amount of currency forwards embedded in nonfinancial contracts amounted to US$12.2 million. The nonfinancial contracts consist mainly of foreign currency-denominated purchase orders with various expected delivery dates. The positive fair value of the outstanding embedded currency forwards amounted to ₱25.4 million.

Fair value changes on derivatives
The net movements in fair value changes of all derivative instruments in 2005 are as follows

Balance at beginning of year	₱27,980,410
Net changes in fair value of derivatives	784,092,227
Less fair value of settled instruments	(553,736,950)
Balance at end of year	₱258,335,687

32. **Business Segment Information**

The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturing of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; raising of hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; and sugar milling and refining and flour milling.

- Telecommunication - service provider of voice and data telecommunication services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products; value-added network provider using electronics data interchange).

- Air transportation - air transport services, both domestic and international.

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions and sale of subdivision lots and residential houses and the provision of customer financing for sales.

- Petrochemicals - manufacturer of PP, PE and other industrial chemicals.

- Textiles - manufacturer and exporter of pure cotton and blended yarns as well as pure cotton and blended fabrics including denim and piece-dyed fabrics (twills and canvass) chambray.

- International capital and financial services - thrift banking operations; foreign exchange and securities dealing; and offshore financial institutions.

- Other supplementary businesses - air charter services; power generation; printing services; internet-related services; packaging materials; and insurance brokering and securities investments.

The Group generally accounts for inter-segment sales and transfers as if the sales or transfers were to third parties at current market prices.

The following tables present revenue, net income, depreciation and amortization, and property and equipment additions information regarding business segments as of and for the years ended December 31, 2005 and 2004, and total assets and total liabilities for the business segments as of December 31, 2005 and 2004:

2005

	Foods, Agro-Industrial and Commodities	Tele-communication	Air Transportation	Real Estate and Hotels	Petrochemicals	Textiles	International Capital and Financial Services	Other Supplementary Businesses	Total
					(In Thousand Pesos)				
Revenue									
Sales and services	₱30,858,352	₱8,295,824	₱7,810,797	₱5,112,267	₱5,046,904	₱2,965,673	₱–	₱150,065	**₱60,239,882**
Interest income	1,867,354	39,183	7,359	319,570	3,526	157	2,129,456	415	**4,367,020**
Equity in net earnings of associates and joint ventures	15,789	(16,455)	2,811	–	–	–	1,046,366	–	**1,048,511**
Others	(55,979)	2,127,148	231,003	–	(5,166)	7,309	2,719,717	–	**5,024,032**
	₱32,685,516	₱10,445,700	₱8,051,970	₱5,431,837	₱5,045,264	₱2,973,139	₱5,895,539	₱150,480	**₱70,679,445**
Net Income (Loss)	₱2,070,703	(₱880,209)	₱78,221	₱1,111,225	(₱354,508)	₱46,239	₱2,168,906	₱11,361	**₱4,251,938**
Total Assets	₱54,711,998	₱54,573,633	₱13,545,123	₱25,859,346	₱8,593,211	₱3,562,748	₱39,903,664	₱478,986	**₱201,228,709**
Total Liabilities	₱29,635,904	₱52,022,310	₱12,651,866	₱12,261,388	₱5,268,725	₱1,223,271	₱15,894,178	₱397,718	**₱129,355,360**
Depreciation and Amortization	₱1,870,321	₱3,471,009	₱474,196	₱1,251,851	₱181,387	₱185,812	₱303,220	₱11,338	**₱7,749,134**
Capital Expenditures	₱3,646,648	₱9,649,896	₱7,419,586	₱4,224,990	₱142,592	₱75,947	₱75,842	₱4,152	**₱25,239,653**

2004 (As restated)

	Foods, Agro-Industrial and Commodities	Tele-communication	Air Transportation	Real Estate and Hotels	Petrochemicals	Textiles	International Capital and Financial Services	Other Supplementary Businesses	Total
					(In Thousand Pesos)				
Revenue									
Sales and services	₱27,233,200	₱7,404,162	₱7,405,394	₱4,698,424	₱6,366,491	₱2,785,339	₱–	₱175,235	₱56,068,245
Interest income	1,399,199	30,286	177	63,438	5,584	105	2,403,846	888	3,903,523
Equity in net earnings of associates and joint ventures	18,642	(9,874)	–	–	–	–	1,006,262	–	1,015,030
Others	(150,226)	(150,804)	12,118	–	(14,098)	(17,034)	5,908,713	50	5,588,719
	₱28,500,815	₱7,273,770	₱7,417,689	₱4,761,862	₱6,357,977	₱2,768,410	₱9,318,821	₱176,173	₱66,575,517
Net Income (Loss)	₱1,615,331	(₱1,024,144)	₱126,533	₱829,218	(₱1,326,924)	₱201,826	₱5,726,203	₱9,167	₱6,157,210
Total Assets	₱43,248,325	₱49,984,694	₱5,632,511	₱21,692,277	₱7,941,088	₱3,578,596	₱37,546,155	₱361,541	₱169,985,187
Total Liabilities	₱19,927,915	₱44,905,057	₱4,817,370	₱8,919,981	₱4,185,746	₱1,285,358	₱14,042,186	₱413,931	₱98,497,544
Depreciation and Amortization	₱2,028,374	₱3,085,410	₱519,356	₱1,040,459	₱172,909	₱219,312	₱439,299	₱11,257	₱7,516,376
Capital Expenditures	₱2,279,021	₱7,776,653	₱442,043	₱1,799,464	₱142,591	₱26,023	₱33,644	₱2,327	₱12,501,766

33. Events After Balance Sheet Date

On January 11, 2006, JGSPL issued US$300 million, 8.0% Guaranteed Notes Due 2013, which are unconditionally and irrevocably guaranteed by the Company. The notes have a put option where holders may redeem the notes at its principal amount on January 19, 2011. Related terms and conditions provide for financial covenants to be complied such by JGSPL and the Company.

In February 2006, 730,000,000 URC common shares were sold through a primary and secondary offering at an offer price of ₱17.0 per share. With respect to the secondary offering, the Company and EHI have sold 102,711,100 shares and 252,690,700 shares, respectively.

34. Reclassification of Accounts

Certain comparative figures have been reclassified to conform with the current year's presentation.

35. Approval of the Consolidated Financial Statements

The accompanying consolidated balance sheets of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in equity and cash flows for the years then ended, were authorized for issue by the Audit Committee and of the Board of Directors on April 12, 2006.



JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
June 28, 2006

Notice is hereby given that the Annual Meeting of the Stockholders of JG SUMMIT HOLDINGS, INC. will be held on June 28, 2006 at 5:00 p.m. at the Ballroom C, D & E of Crowne Plaza Galleria Manila, ADB Avenue corner Ortigas Avenue, Quezon City.

The Agenda for the meeting is as follows:

1. Proof of notice of the meeting and existence of a quorum.
2. Reading and approval of the Minutes of the Annual Meeting of the Stockholders held on August 18, 2005.
3. Presentation of Annual Report and approval of Financial Statements for the preceding year.
4. Election of Board of Directors.
5. Election of External Auditors.
6. Ratification of all acts of the Board of Directors and Management since the last annual meeting.
7. Consideration of such other matters as may properly come during the meeting.
8. Adjournment.

For convenience in registering your attendance, please have available some form of identification such as Voter's I.D. or Driver's License.

Registration starts at 4:00 p.m. and will close at exactly 5:15 p.m. Only stockholders of record as of May 29, 2006 shall be entitled to vote.

By Authority of the Chairman:

ROSALINDA F. RIVERA
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 20-IS
Information Statement Pursuant to Section 20 of the Securities Regulation Code

1. Check the appropriate box:

    Preliminary Information Statement

    ✓ Definitive Information Statement

2.	Name of Registrant as specified in its charter	:	**JG SUMMIT HOLDINGS, INC.** **("the Corporation")**
3.	Province, country or other jurisdiction of incorporation or organization	:	**Metro Manila, Philippines**
4.	SEC Identification Number	:	**SEC Registration No. 184044**
5.	BIR Tax Identification Code:	:	**TIN No. 000-775-860**
6.	Address of principal office	:	**43/F Robinsons-Equitable Tower** **ADB Ave., Corner Poveda St.** **Ortigas Center, Pasig City** **Metro Manila 1605**
7.	Registrant's telephone number, including area code	:	**(632) 633-7631 to 40**
8.	Date, time and place of the meeting of security holders	:	**June 28, 2006** **5:00 P.M.** **Ballroom C, D & E** **Crowne Plaza Galleria Manila** **ADB Avenue corner Ortigas Avenue, Quezon City**
9.	Approximate date on which copies of the Information Statement are first to be sent or given to security holders	:	**June 6, 2006**

10. Securities registered pursuant to Sections 8 and 12 of the Code or Sections 4 and 8 of the RSA (information on number of shares and amount of debt is applicable only to corporate registrants):

Title of Each Class	Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding (as of March 31, 2006)
Common Stock	**6,797,191,657**

11. Are any or all of registrant's securities listed on a Stock Exchange?

    Yes ✓ No ______

The common shares of the Corporation are listed on the Philippine Stock Exchange.

Date, Time and Place of Meeting of Security Holders

Date, Time, and Place of Meeting	:	**June 28, 2006** **5:00 P.M.** **Ballroom C, D & E** **Crowne Plaza Galleria Manila** **ADB Avenue corner Ortigas Avenue, Quezon City**
Complete Mailing Address of Principal Office:		**43/F Robinsons-Equitable Tower** **ADB Ave., Corner Poveda St.** **Ortigas Center, Pasig City** **Metro Manila, 1605**
Approximate date on which copies of the Information Statement are first to be sent or given to security holders	:	**June 6, 2006**

Dissenters' Right of Appraisal

Any stockholder of the Corporation may exercise his appraisal right against the proposed actions which qualify as instances giving rise to the exercise of such right pursuant to and subject to the compliance with the requirements and procedure set forth under Title X of the Corporation Code of the Philippines. Any stockholder of a corporation shall have the right to dissent and demand payment of the fair value of his shares in the following instances: (a) in case any amendment to the articles of incorporation has the effect of changing or restricting the rights of any stockholder or class of shares, or of authorizing preferences in any respect superior to those of outstanding shares of any class, or of extending or shortening the term of corporate existence; (b) in case of sale, lease, exchange, transfer, mortgage, pledge or other disposition of all or substantially all of the corporate property and assets as provided in the Code; and (c) in case of merger or consolidation.

The appraisal right may be exercised by any stockholder who shall have voted against the proposed corporate action, by making a written demand on the corporation within thirty (30) days after the date on which the vote was taken for payment of the fair value of his shares: *Provided*, That failure to make the demand within such period shall be deemed a waiver of the appraisal right. If the proposed corporate action is implemented or affected, the corporation shall pay to such stockholder, upon surrender of the certificate or certificates of stock representing his shares, the fair value thereof as of the day prior to the date on which the vote was taken, excluding any appreciation or depreciation in anticipation of such corporate action.

If within a period of sixty (60) days from the date the corporate action was approved by the stockholders, the withdrawing stockholder and the corporation cannot agree on the fair value of the shares, it shall be determined and appraised by three (3) disinterested persons, one of whom shall be named by the stockholder, another by the corporation, and the third by the two thus chosen. The findings of the majority of the appraisers shall be final, and their award shall be paid by the corporation within thirty (30) days after such award is made: *Provided*, That no payment shall be made to any dissenting stockholder unless the corporation has unrestricted retained earnings in its books to cover such payment: and *Provided, further*, That upon payment by the corporation of the agreed or awarded price, the stockholder shall forthwith transfer his shares to the corporation.

There are no matters to be acted upon by the stockholders at the Annual Meeting of the Stockholders to be held on June 28, 2006 which would require the exercise of the appraisal right.

Interest of Certain Persons in or Opposition to Matters to be acted upon

None of the following persons have any substantial interest, direct or indirect, in any matter to be

acted upon other than election to office:

1. **Directors or officers of the Corporation at any time since the beginning of the last fiscal year;**

2. **Nominees for election as directors of the Corporation;**

3. **Associate of any of the foregoing persons.**

Voting Securities and Principal Holders Thereof

(a) The Corporation has 6,797,191,657 outstanding shares as of March 31, 2006. Every stockholder shall be entitled to one vote for each share of stock held as of the established record date.

(b) All stockholders of record as of May 29, 2006 are entitled to notice and to vote at the Corporation's Annual Meeting of the Stockholders.

(c) Pursuant to Section 10, Article II of the By-Laws of the Corporation, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders. For purpose of determining the stockholders entitled to notice of, or to vote or be voted at any meeting of stockholders or any adjournments thereof, or entitled to receive payment of any dividends or other distribution or allotment of any rights, or for the purpose of any other lawful action, or for making any other proper determination of stockholders, the Board of Directors may provide that the stock and transfer books be closed for a stated period, which shall not be more than sixty (60) days nor less than thirty (30) days before the date of such meeting. In lieu of closing the stock and transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders. A determination of stockholders of record entitled to notice of or to vote or be voted at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(d) Cumulative Voting for Directors

Article II, Section 8 of the By-Laws provides that the directors of the Corporation shall be elected by plurality vote at the annual meeting of the stockholders for the year at which a quorum is present. At each election for directors, every stockholder shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes as the same principle among any number of candidates.

The report attached to this SEC Form 20-IS is the management report to stockholders required under SRC Rule 20 to accompany the SEC Form 20-IS and is hereinafter referred to as the "Management Report".

Security Ownership of Certain Record and Beneficial Owners and Management

Security Ownership of Certain Record and Beneficial Owners of more than 5% of the Corporation's voting securities as of March 31, 2006

Title of Class	Names and Addresses of record owners and relationship with the Corporation	Names of beneficial owner and relationship with record owner	Citizenship	No. of Shares Held	% to Total Outstanding
Common	John L. Gokongwei, Jr. 43/F Robinsons Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City (stockholder and Chairman Emeritus)	same as record owner	Filipino	1,875,481,099 (see note 4)	27.59%
Common	Gokongwei Brothers Foundation, Inc. 43/F Robinsons Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City (stockholder)	same as record owner (see note 1)	Filipino	1,129,135,267	16.61%
Common	Equitable PCI Bank No. 203-78848-4 Equitable PCI Bank Tower 1 Makati Ave. cor H.V. dela Costa St., Makati City (stockholder)	Trustee's designated officers (see note 2)	Filipino	1,033,319,225	15.20%
Common	PCD Nominee Corporation (Filipino) GF MKSE Building 6767 Ayala Avenue, Makati City (stockholder)	PCD Participants and their clients (see note 3)	Filipino	779,007,811	11.46%

Notes:

1 Gokongwei Brothers Foundation, Inc. (the "Foundation") is a non-stock, non-profit corporation organized by the irrevocable donation by the incorporators, who are also Trustees of the Foundation, of JG Summit Holdings, Inc. shares. Under the Articles of Incorporation and By-Laws of the Foundation, except for salaries of employees and honoraria of consultants and similar expenses for actual services rendered to the Foundation or its projects, no part of the corpus or its income and increments shall benefit or be used for the private gain of any member, trustee, officer or any juridical or natural person whatsoever. The Chairman of the Board of Trustees shall exercise exclusive power and authority to represent and vote for any shares of stock owned by the Foundation in other corporate entities. The incumbent Chairman of the Board of Trustees of the Foundation is Mr. John L. Gokongwei, Jr.

2 Equitable PCI Bank is the trustee of this trust account. The securities are voted by the trustee's designated officers who are not known to the Corporation.

3 PCD Nominee Corporation, a wholly-owned subsidiary of Philippine Central Depository, Inc. ("PCD"), is the registered owner of the shares in the books of the Corporation's transfer agent in the Philippines. The beneficial owners of such shares are PCD Participants, who hold the shares on their behalf, and their clients. PCD is a private corporation organized by the major institutions actively participating in the Philippine capital markets to implement an automated book-entry system of handling securities transactions in the Philippines. Out of this account, The Hongkong and Shanghai Banking Corporation Limited holds for various trust accounts 624,671,472 shares representing 9.19% of the Company's outstanding capital stock as of March 31, 2006. The securities are voted by the trustee's designated officers who are not known to the Corporation.

4 Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively.

Security Ownership of Management as of March 31, 2006

Title of Class	Names of beneficial owner	Amount & nature of beneficial ownership	Citizenship	% to Total Outstanding
A. Named Executive Officers[1]				
Common	1. John L. Gokongwei, Jr.	1,875,481,099[2](D)	Filipino	27.59%
Common	2. James L. Go	216,679,656(D)	Filipino	3.19%
Common	3. Lance Y. Gokongwei	235,513,855[3](D)	Filipino	3.46%
Common	4. Ignacio O. Gotao	29,882,114 (D)	Filipino	0.44%
	Sub-Total	2,357,556,724		34.68%
B. Other directors, executive officers and nominees				
Common	5. Lily Ngochua	74,591,775(D)	Filipino	1.10%
Common	6. Patrick Henry C. Go	93,500(D)	Filipino	*
Common	7. Johnson Robert G. Go, Jr.	1(D)	Filipino	*
Common	8. Gabriel C. Singson	1(D)	Filipino	*
Common	9. Ricardo J. Romulo	1(D)	Filipino	*
Common	10. Cornelio T. Peralta	11,000(D)	Filipino	*
Common	11. Jose T. Pardo	1(D)	Filipino	*
	Sub-Total	74,696,279		1.10%
C. All directors, executive officers & nominees as a group unnamed		2,432,253,003		35.78%

Notes:
D – Direct
1. Chief Executive Officer and four (4) most highly compensated executive officers as of March 31, 2006
2. Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively.
3. Sum of shares in the name of "Lance Gokongwei, " and " Lance Y. Gokongwei &/or Elizabeth Gokongwei" for 668,575 and 234,845,280 shares respectively.
* less than 0.01%.

The other Executive Officers of the Corporation have no beneficial ownership over any shares of the Corporation as of March 31, 2006, namely:

1. Eugenie ML Villena - Senior Vice President and Chief Financial Officer – Treasurer
2. Constante T. Santos - Senior Vice President – Corporate Controller
3. Rosalinda F. Rivera - Corporate Secretary

Voting Trust Holders of 5% Or More – as of March 31, 2006

There are no persons holding more than 5% of a class under a voting trust or similar agreement.

Changes in Control

There has been no change in the control of the Corporation since the beginning of its last fiscal year.

The information as of December 31, 2005 on the section "Security Ownership of Certain Record and Beneficial Owners and Management" are found in Item 12, pages 40 to 41 of the Management Report.

Directors and Executive Officers

Information required hereunder is incorporated by reference to the section entitled "Directors and Executive Officers of the Registrant" on Item 10, pages 35 to 39 of the Management Report.

The incumbent directors of the Corporation are expected to be nominated by management for re-election this year.

Information required by the SEC under SRC Rule 38 on the nomination and election of Independent Directors.

The following criteria and guidelines shall be observed in the pre-screening, short listing, and nomination of Independent Directors:

A. Definition

1. An independent director is a person who, apart from his fees and shareholdings, is independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director in the corporation and includes, among others, any person who:

    1.1 Is not a director or officer or substantial stockholder of the corporation or of its related companies or any of its substantial shareholders except when the same shall be an independent director of any of the foregoing;

    1.2 Does not own more than two percent (2%) of the shares of the corporation and/or its related companies or any of its substantial shareholders;

    1.3 Is not a relative of any director, officer or substantial shareholder of the corporation, any of its related companies or any of its substantial shareholders. For this purpose, relatives include spouse, parent, child, brother, sister, and the spouse of such child, brother or sister;

    1.4 Is not acting as a nominee or representative of any director or substantial shareholder of the corporation, and/or any of its related companies and/or any of its substantial shareholders, pursuant to a Deed of Trust or under any contract or arrangement;

    1.5 Has not been employed in any executive capacity by the corporation, any of its related companies and/or by any of its substantial shareholders within the last two (2) years;

    1.6 Is not retained, either personally or through his firm or any similar entity, as professional adviser, by the corporation, any of its related companies and/or any of its substantial shareholders, within the last two (2) years; or

    1.7 Has not engaged and does not engage in any transaction with the corporation and/or with any of its related companies and/or with any of its substantial shareholders, whether by himself and/or with other persons and/or through a firm of which he is a partner and/or a company of which he is a director or substantial shareholder, other than transactions which are conducted at arms length and are immaterial.

2. No person convicted by final judgment of an offense punishable by imprisonment for a period exceeding six (6) years, or a violation of this Code, committed within five (5) years prior to the date of his election, shall qualify as an independent director. This is without prejudice to other disqualifications which the corporation's Manual on Corporate Governance provides.

3. Any controversy or issue arising from the selection, nomination or election of independent directors shall be resolved by the Commission by appointing independent directors from the list of nominees submitted by the stockholders.

4. When used in relation to a company subject to the requirements above:

   4.1 Related company means another company which is: (a) its holding company, (b) its subsidiary, or (c) a subsidiary of its holding company; and

   4.2 Substantial shareholder means any person who is directly or indirectly the beneficial owner of more than ten percent (10%) of any class of its equity security.

B. Qualifications and Disqualifications of Independent Directors

1. An independent director shall have the following qualifications:

   1.1 He shall have at least one (1) share of stock of the corporation;

   1.2 He shall be at least a college graduate or he has sufficient management experience to substitute for such formal education or he shall have been engaged or exposed to the business of the corporation for at least five (5) years;

   1.3 He shall be twenty one (21) years old up to seventy (70) years old, however, due consideration shall be given to qualified independent directors up to the age of eighty (80);

   1.4 He shall have proven to possess integrity and probity; and

   1.5 He shall be assiduous.

2. No person enumerated under Section II (5) of the Code of Corporate Governance shall qualify as an independent director. He shall likewise be disqualified during his tenure under the following instances or causes:

   2.1 He becomes an officer or employee of the corporation where he is such member of the board of directors/trustees, or becomes any of the persons enumerated under letter (A) hereof;

   2.2 His beneficial security ownership exceeds two percent (2%) of the outstanding capital stock of the corporation where he is such director;

   2.3 Fails, without any justifiable cause, to attend at least 50% of the total number of Board meetings during his incumbency unless such absences are due to grave illness or death of an immediate family;

   2.4 Such other disqualifications that the Corporate Governance Manual provides.

C. Number of Independent Directors

All companies are encouraged to have independent directors. However, issuers of registered securities and public companies are required to have at least two (2) independent directors or at least twenty percent (20%) of its board size, whichever is the lesser.

D. Nomination and Election of Independent Directors

1. The Nomination Committee (the "Committee") shall have at least three (3) members, one of whom is an independent director. It shall promulgate the guidelines or criteria to govern the conduct of the nomination. The same shall be properly disclosed in the corporation's information or proxy statement or such other reports required to be submitted to the Commission.

2. Nomination of independent director/s shall be conducted by the Committee prior to a stockholders' meeting. All recommendations shall be signed by the nominating stockholders together with the acceptance and conformity by the would-be nominees.

3. The Committee shall pre-screen the qualifications and prepare a final list of all candidates and put

in place screening policies and parameters to enable it to effectively review the qualifications of the nominees for independent director/s.

4. After the nomination, the Committee shall prepare a Final List of Candidates which shall contain all the information about all the nominees for independent directors, as required under Part IV (A) and (C) of Annex "C" of SRC Rule 12, which list, shall be made available to the Commission and to all stockholders through the filing and distribution of the Information Statement, in accordance with SRC Rule 20, or in such other reports the Corporation is required to submit to the Commission. The name of the person or group of persons who recommended the nomination of the independent director shall be identified in such report including any relationship with the nominee.

5. Only nominees whose names appear on the Final List of Candidates shall be eligible for election as independent director/s. No other nomination shall be entertained after the Final List of Candidates shall have been prepared. No further nominations shall be entertained nor allowed on the floor during the actual annual stockholders' meeting.

6. Election of Independent Director/s

   6.1 Except as those required under this Rule and subject to pertinent existing laws, rules and regulations of the Commission, the conduct of the election of independent director/s shall be made in accordance with the standard election procedures of the company or its by-laws.

   6.2 It shall be the responsibility of the Chairman of the Meeting to inform all stockholders in attendance of the mandatory requirement of electing independent director/s. He shall ensure that an independent director/s are elected during the stockholders' meeting.

   6.3 Specific slot/s for independent directors shall not be filled-up by unqualified nominees.

   6.4 In case of failure of election for independent director/s, the Chairman of the Meeting shall call a separate election during the same meeting to fill up the vacancy.

E. Termination/Cessation of Independent Directorship

In case of resignation, disqualification or cessation of independent directorship and only after notice has been made with the Commission within five (5) days from such resignation, disqualification or cessation, the vacancy shall be filled by the vote of at least a majority of the remaining directors, if still constituting a quorum, upon the nomination of the Committee otherwise, said vacancies shall be filled by the stockholders in a regular or special meeting called for that purpose. An independent director so elected to fill a vacancy shall serve only for the unexpired term of his predecessor in office.

The foregoing guidelines on the nomination and election of Independent Directors will be presented for approval of the Board of Directors and the By-Laws of the Corporation will be further amended to conform to the said guidelines.

Presented below is the Final List of Candidates for Independent Directors:

1. Cornelio T. Peralta, 72, was elected director of the Corporation on July 26, 2000. He is a director of the Philippine Stock Exchange, University of the East, UERM Medical Center, Inc., Makati Commercial Estate Association, Inc., Securities Clearing Corporation of the Philippines, and of CEO's Inc. and Grow Holdings Phils., Inc. where he is one of the incorporators. He is also the appointed Chairman of the Management Committee of Pacific East Asia Cargo Airlines, Inc. He was formerly Chairman, CEO and President of Kimberly Clark Philippines, Inc. (1971-1998) and former President of P T Kimsari Paper Indonesia (1985-1998).

2. Jose T. Pardo, 66, was elected director of the Corporation on August 6, 2003. He is presently the Chairman of Philippine Savings Bank, Associated Broadcast Corporation (ABC 5), Asian Holdings Corporation, and Electronic Commerce Payment Networks, Inc. (ECPay). He is also a director of Bank of Commerce, San Miguel

Pure Foods Co., Inc. and Coca-Cola Bottlers Phil.,Inc. He also held positions in government as former Secretary of the Department of Finance and former Secretary of the Department of Trade and Industry. He obtained his Bachelor of Science in Commerce, Major in Accounting and his Masters Degree in Business Administration from the De La Salle University.

The name of the person who recommended the nomination of the foregoing candidates for independent directors is Express Holdings, Inc.

Significant Employees

There are no persons who are not executive officers of the Corporation who are expected by the Corporation to make a significant contribution to the business.

Family Relationships

1. **Mr. James L. Go is the brother of Mr. John L. Gokongwei, Jr.**
2. **Ms. Lily G. Ngochua is the sister of Mr. John Gokongwei, Jr.**
3. **Mr. Lance Y. Gokongwei is the son of Mr. John Gokongwei, Jr.**
4. **Mr. Patrick Henry C. Go, Mr. Frederick D. Go and Mr. Johnson Robert G. Go, Jr. are the nephews of Mr. John Gokongwei, Jr.**

Involvement in Certain Legal Proceedings of Directors and Executive Officers

None of the Members of the Board of Directors and executive officers of the Corporation are involved in any criminal, bankruptcy or insolvency investigations or proceedings for the past five (5) years and up to the date of this SEC Form 20-IS.

Certain Relationships and Related transactions

The Corporation in the regular conduct of its business has entered into transactions with associates and other related parties principally consisting of sales, purchases, advances and reimbursement of expenses, various guarantees, regular banking transactions, leases, and management and administrative service agreements. Under the policy of the Corporation and its subsidiaries, these transactions are made substantially on the same terms as with other individuals and businesses of comparable risks. (See Note 28 of the Audited Consolidated Financial Statements as of and for the fiscal year ended December 31, 2005 on page 107 of the Management Report).

Compensation of Directors and Executive Officers

Summary Compensation Table

The following tables list the names of the Corporation's Chief Executive Officer and the five (5) most highly compensated executive officers and summarizes their aggregate compensation for the two most recent fiscal years and the ensuing year.

Name	Position	Projected - Fiscal Year 2006			
A. CEO and Five (5) most highly compensated executive officers		Salary	Bonus	Others	Total
		₱46,258,821	₱500,000	₱110,000	₱46,868,821
1. John Gokongwei, Jr.	Chairman Emeritus				
2. James L. Go	Director, Chairman & Chief Executive Officer				
3. Lance Y. Gokongwei	Director, President & Chief Operating Officer				
4. Johnson Robert G. Go, Jr.	Director				
5. Ignacio O. Gotao	Director, Senior Vice President				
B. All other officers and directors as a group unnamed		₱90,171,715	₱1,500,000	₱300,000	₱91,971,715

Name	Position	Actual - Fiscal Year 2005			
A. CEO and Five (5) most highly compensated executive officers		Salary	Bonus	Others	Total
		₱42,980,667	₱500,000	₱50,000	₱43,530,667
1. John Gokongwei, Jr.	Chairman Emeritus				
2. James L. Go	Director, Chairman & Chief Executive Officer				
3. Lance Y. Gokongwei	Director, President & Chief Operating Officer				
4. Johnson Robert G. Go, Jr.	Director				
5. Ignacio O. Gotao	Director, Senior Vice President				
B. All other officers and directors as a group unnamed		₱83,650,719	₱1,300,000	₱170,000	₱85,120,719

Name	Position	Actual - Fiscal Year 2004			
A. CEO and Five (5) most highly compensated executive officers		Salary	Bonus	Others	Total
		₱36,820,320	₱1,500,000	₱1,620,000	₱39,940,320
1. John Gokongwei, Jr.	Chairman Emeritus				
2. James L. Go	Director, Chairman & Chief Executive Officer				
3. Lance Y. Gokongwei	Director, President & Chief Operating Officer				
4. Johnson Robert G. Go, Jr.	Director				
5. Ignacio O. Gotao	Director, Senior Vice President				
B. All other officers and directors as a group unnamed		₱58,024,677	₱2,700,000	₱1,990,000	₱62,714,677

Standard arrangements or other arrangements pursuant to which directors of the Corporation are compensated

Standard Arrangement

Other than payment of reasonable per diem, there are no standard arrangements pursuant to which directors of the Corporation are compensated, or are to be compensated, directly or indirectly, for any services provided as a director for the last completed fiscal year and the ensuing year.

Other Arrangements

There are no other arrangements pursuant to which any director of the Corporation was compensated, or is to be compensated, directly or indirectly, during the Corporation's last completed fiscal year, and the ensuing year, for any service provided as a director.

Employment Contracts and Termination of Employment and Change-in-Control Arrangement

There are no special employment contracts between the Corporation and the named executive officers.

There are no compensatory plan or arrangement with respect to a named executive officer.

Warrants and Options Outstanding

There are no outstanding warrants or options held by the Corporation's CEO, the named executive officers, and all officers and directors as a group.

Appointment of Independent Public Accountants

The Corporation's independent public accountant is the accounting firm of SyCip Gorres Velayo & Co. (SGV & Co.). The same accounting firm is tabled for reappointment for the current year at the annual meeting of stockholders. The representatives of the principal accountant have always been present at prior years' meetings and are expected to be present at the current year's annual meeting of stockholders and may also make a statement and respond to appropriate questions with respect to matters for which their services were engaged.

The current handling partner of SGV & Co. has been engaged by the Corporation as of the fiscal year 2005 and is expected to be rotated every five (5) years.

Action with respect to reports

The following are included in the agenda of the annual meeting of the stockholders for approval of the stockholders:

1. **Reading and approval of the Minutes of the Annual Meeting of the Stockholders held on August 18, 2005.**

2. **Presentation of Annual Report and approval of Financial Statements for the preceding year.**

3. **Election of Board of Directors.**

4. **Election of External Auditors.**

5. **Ratification of all acts of the Board of Directors and Management since the last annual meeting.**

The summary of the matters approved and recorded in the Annual Meeting of the Stockholders last August 18, 2005 are as follows: a) reading and approval of the minutes of the annual meeting of the stockholders held on July 22, 2004; b) presentation of Annual Report and approval of Financial Statements for the preceding year; c) election of Board of Directors; d) election of External Auditors; e) approval of the Amendment of By-Laws to include certain provisions on the election of directors, to provide for the required number of independent directors and to delegate to the Board of Directors the power to amend or repeal the By-Laws or adopt new By-Laws of the Corporation; and f) ratification of all acts of the Board of Directors and Management since the last annual meeting.

Brief description of material matters approved by the Board of Directors and Management and disclosed to the SEC and PSE since the last annual meeting of the stockholders of August 18, 2005 for ratification by the stockholders:

Date of Board Approval	Description
August 18, 2005	Election of Officers, Members of the Advisory Board, Members of Executive Committee of the Board and Members of the Governance Committees of the Corporation.
September 19, 2005	To act as guarantor for the aircraft financing agreement between Cebu Pacific and various export credit agencies for the acquisition of one Airbus A319-100.
September 30, 2005	Approval of the purchase by Summit Top Investments Limited, a wholly-owned subsidiary of JG Summit Philippines Ltd., of the purchase of shares of United Industrial Corporation Limited under a mandatory conditional cash offer by CIMB-GK Securities Pte Ltd. on behalf of Summit Top Investments Limited.
October 11, 2005	To act as guarantor for the aircraft financing agreement between Cebu Pacific and various export credit agencies for the acquisition of another Airbus A319-100.
October 25, 2005	Guarantee of the loan obtained by Telegraph Developments Limited under a Facility Agreement with Oversea-China Banking Corporation Limited.
November 16, 2005	Approval of the extension of the closing date for the mandatory conditional cash offer by Summit Top Investments Limited for shares in the capital of United Industrial Corporation Limited.
December 2, 2005	Approval of the Announcement to be released by CIMB-GK Securities Pte Ltd. in respect of the lapse of the offer for the mandatory conditional cash offer by Summit Top Investments Limited for shares in the capital of United Industrial Corporation Limited.
January 5, 2006	Guarantee of the obligations of JGSH Philippines, Limited as issuer of fixed rate notes amounting to US$300 million with a minimum tenor of five years.
February 7, 2006	Approval of the sale of up to 102,711,100 common shares in Universal Robina Corporation (URC) in an offering to be made by URC to international institutional investors and domestic qualified institutional investors.

Voting Procedures

The vote required for approval or election:

Pursuant to Section 6, Article II of the By-Laws of the Corporation, a majority of the subscribed capital, present in person or by proxy, shall be sufficient in a stockholders' meeting to constitute a quorum for the election of directors and for the transaction of any business whatsoever.

The vote of the stockholders representing a majority of a quorum shall be required to approve any action submitted to the stockholders for approval, except in those cases where the Corporation Code requires the affirmative vote of a greater proportion.

The Board of Directors, by a majority vote thereof, and the owners of at least a majority of the outstanding capital stock, at a regular or special meeting duly called for the purpose, may amend or repeal any by-laws or adopt new by-laws.

The method by which votes will be counted:

In accordance with Article II, Section 7 of the By-Laws, every stockholder shall be entitled to vote, in person or by proxy, for each share of stock held by him, which has voting power upon the matter in questions. The votes for the election of directors, and except upon demand by any stockholder, the votes upon any question before the meeting, except with respect to procedural questions determined by the Chairman, shall be by viva voce or show of hands.

Article II, Section 8 of the By-Laws also provides that the directors of the Corporation shall be elected by plurality vote at the annual meeting of the stockholders for the year at which a quorum is present. At each election for directors, every stockholder shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes as the same principle among any number of candidates.

Discussion on compliance with leading practices on corporate governance

The Board of Directors of the Corporation approved the adoption of a Corporate Governance Compliance Evaluation System during its meeting held on November 20, 2003. The level of compliance of the Corporation to the provisions of the Corporate Governance Manual for the period beginning January 1 to December 31, 2005 was reported and explained in the Corporate Governance Self-Rating Form submitted by the Corporation to the Securities and Exchange Commission (SEC) on January 30, 2006. Among the measures undertaken by the Corporation in order to fully comply with the provisions of the Corporate Governance Manual are periodic monitoring and evaluation of the internal control system for corporate governance. Deviations from the provisions of the Corporate Governance Manual were also set out in the said form submitted to the SEC. Lastly, in order to improve the corporate governance of the Corporation, the Corporate Governance Manual was amended on June 15, 2004 to include new provisions required by the SEC and the Philippine Stock Exchange.

JG SUMMIT HOLDINGS, INC., AS REGISTRANT, WILL PROVIDE WITHOUT CHARGE, UPON WRITTEN REQUEST, A COPY OF THE REGISTRANT'S ANNUAL REPORT ON SEC FORM 17-A. SUCH WRITTEN REQUESTS SHOULD BE DIRECTED TO THE OFFICE OF THE CORPORATE SECRETARY, 40/F ROBINSONS-EQUITABLE TOWER, ADB AVENUE CORNER POVEDA ST., ORTIGAS CENTER, PASIG CITY, METRO MANILA, PHILIPPINES.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct. This report is signed in the City of Pasig on June 6, 2006.

JG SUMMIT HOLDINGS, INC.



JAMES L. GO
Chairman and Chief Executive Officer

RECEIVED
2006 JUN 30 P 2:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



JG SUMMIT HOLDINGS, INC.

Information Required by the

SEC Pursuant to SRC Rule 20

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

Information Required by the SEC Pursuant to SRC Rule 20

PART I - BUSINESS AND GENERAL INFORMATION

Item 1. Description of Business

(A) Business Development

JG Summit Holdings, Inc. (the Company), which is controlled by the Gokongwei Family, was incorporated in November 1990 as the holding company for a group of companies with substantial business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotel management, textiles, banking and financial services, telecommunications, petrochemicals, air transportation and power generation. In addition, the Company has business interests in other sectors, including printing, packaging and insurance.

The Company conducts business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao.

The Company through its subsidiaries also has branded foods business in the People's Republic of China (PRC) and the ASEAN region and an interest in a property development business in Singapore.

The Company has not been into any bankruptcy, receivership or similar proceedings for the past two years.

The Gokongwei Family beneficially owns approximately 40.9% of the outstanding share capital of the Company. In addition, certain members of the Gokongwei Family are trustees of the Gokongwei Brothers Foundation, which holds interest in approximately 16.6% of the existing outstanding share capital of the Company.

(B) Business of Issuer

The industry segments where the Company and its subsidiaries and affiliates operate are summarized below:



Premiere Printing Company, Inc. (100%)
Terai Industrial Corporation (100%)
Unicon Insurance Brokers Corp. (100%)
Hello Snacks Food Corp. (100%)
Digital Telecommunications Philippines, Inc. and subsidiaries (49.90%)
JG Summit Petrochemical Corp. (82.28%)
CP Air Holdings Inc. and Subsidiaries (100%)
Telecommunications
Petrochemicals
Air Transportation
Supplementary Businesses
JG Summit Holdings, Inc.
Power Generation
Property Development and Hotel Management
Branded Consumer Foods, Agro-Industrial & Commodity Food Products
Finance
Textiles
First Private Power Corporation (20%)
Robinsons Land Corporation and Subsidiaries (90.11%)
Universal Robina Corporation and Subsidiaries (86.12%)
JG Summit (Cayman), Ltd. (100%)
JG Summit Philippines Ltd. and subsidiaries (100%)
JG Summit Limited (100%)
Litton Mills, Inc. (100%)
Westpoint Mills Industrial Corporation (100%)
JG Summit Capital Services Corporation and Subsidiaries (100%)
Express Holdings, Inc. and Subsidiaries (100%)

The following table shows the breakdown of the Company's revenues and net income by business areas (in millions except % amounts):

	REVENUES				NET INCOME			
	2004 (Restated)		**2005**		2004 (Restated)		**2005**	
	Peso	%	**Peso**	**%**	Peso	%	**Peso**	**%**
Food, Agro-Industrial and Commodity Food Products	28,501	43	**32,686**	**46**	1,615	27	**2,071**	**49**
Telecommunications	7,274	11	**10,446**	**15**	(1,024)	(17)	**(880)**	**(21)**
International Capital and Financial Services	9,319	14	**5,895**	**9**	5,726	93	**2,169**	**51**
Petrochemicals	6,358	10	**5,045**	**7**	(1,327)	(22)	**(355)**	**(8)**
Air Transportation	7,418	11	**8,052**	**11**	126	2	**78**	**2**
Property Development and Hotel Management	4,762	7	**5,432**	**8**	830	14	**1,112**	**26**
Textiles	2,768	4	**2,973**	**4**	202	3	**46**	**1**
Other Supplementary Businesses	176	–	**150**	**–**	9	–	**11**	**–**
Total	66,576	100	**70,679**	**100**	6,157	100	**4,252**	**100**

Information as to domestic and foreign revenues, including foreign currency denominated revenues and dollar linked revenues, and their contributions to total revenues follow (in millions except % amounts):

	2004 (Restated)		2005 (Restated)	
	Amount	%	**Amount**	%
Domestic	38,335	58	42,296	60
Foreign	28,241	42	28,383	40
	66,576	100	70,679	100

a) BRANDED CONSUMER FOODS, AGRO-INDUSTRIAL AND COMMODITY FOOD PRODUCTS

Business Development

The Company operates its food business through Universal Robina Corporation (URC), which is one of the largest branded food product companies in the Philippines and have a growing presence in other Asian markets. URC was founded in 1954 when Mr. John Gokongwei, Jr. established Universal Corn Products, a cornstarch manufacturing plant in Pasig. URC is currently involved in a wide range of food businesses, including the manufacture and distribution of branded consumer foods, production of hogs and day-old chicks, manufacture of animal and fish feeds, glucose, vegetable oils and veterinary compounds, flour milling and sugar milling and refining. URC is the market leader in snack foods, candies, chocolates, biscuits, day-old chicks, and fish feeds.

Principal Products or Services

URC operates its food business through operating divisions and wholly or majority-owned subsidiaries that are organized into three core business segments: branded consumer foods, agro-industrial products and commodity food products.

Branded consumer foods (BCF), including URC's packaging division, is the largest segment contributing about 77.1% of revenues for the fiscal year ended September 30, 2005. Established in the 1960s, URC's BCF division manufactures and distributes a diverse mix of snacks, chocolates, candies, biscuits, beverages, noodles and pasta and tomato-based-products. The manufacturing, distribution, sales and marketing activities are carried out through URC's BCF division, although URC conduct some of its branded consumer foods operations through its wholly-owned or majority-owned subsidiaries and joint venture companies (e.g. Hunt-URC and Nissin-URC). URC established Packaging division to engage in the manufacture of polypropylene films for packaging companies. The bi-axially oriented polypropylene plant (BOPP), located in Batangas, began commercial operations in June 1998. URC also formed Food Service and Industrial Division that supply BCF products in bulk to certain institutions like hotels, restaurants and schools.

In 2000, URC expanded its BCF business presence in Asian regional markets via investment in foreign subsidiaries in China: Tianjin Pacific Foods Co. Ltd., Shanghai Peggy Foods Co. Ltd., Xiamen-Tongan Pacific Foods Co. Ltd., Panyu Peggy Foods Co. Ltd. and URC Hongkong Co. Ltd. (formerly Hongkong Peggy Snack Foods Co. Ltd.); in Malaysia: URC Snack Foods (Malaysia) Sdn. Bhd. (formerly Pacific World Sdn. Bhd.) and Ricellent Sdn. Bhd.; in Thailand: URC (Thailand) Co. Ltd. (formerly Thai Peggy Foods Co. Ltd); in Singapore: URC Foods (Singapore) Pte. Ltd. (formerly Pan Pacific Snacks Pte. Ltd.) and in 2002, in Indonesia: PT URC Indonesia. In 2005, the Company started operations in Vietnam through its subsidiary URC Vietnam Company Ltd. The Asian operations contributed about 22.7% of the URC's revenues for the fiscal year ended September 30, 2005.

URC has a strong brand portfolio created and supported through continuous product innovation, extensive marketing and experienced management. Its brands are considered household names in the Philippines and a growing number of consumers across Asia are purchasing URC's branded consumer food products.

URC's agro-industrial products segment operates three divisions, which engage in hog and poultry farming (Robina Farms or "RF"), the manufacture and distribution of animal feeds and glucose and soya products (Universal Corn Products of "UCP"), and the production and distribution of animal health products (Robichem). This segment contributed approximately 12.5% of the net sales in fiscal year 2005.

URC's commodity food products segment engages in sugar milling and refining through its subsidiaries Universal Robina Sugar Milling Corporation (URSUMCO), its division, Cagayan Robina Sugar Milling Corporation and Southern Negros Development Corporation (SONEDCO), and the flour milling through URC Flour division. In fiscal year 2005, the segment contributed approximately 10.4% of aggregate net sales.

The percentage contribution to URC's revenues for the two years ended September 30, 2004 and 2005 by each of URC's principal product categories is as follows:

	For the fiscal years ended September 30	
	2004	2005
Branded Consumer Foods	75.5%	77.1%
Agro-Industrial Products	13.4	12.5
Commodity Food Products	11.1	10.4
	100.0%	100.0%

The geographic percentage distribution of the Company's revenues for the period ended September 30, 2004 and 2005 is as follows:

	For the fiscal years ended September 30	
	2004	2005
Philippines	77.7%	77.3%
ASEAN	21.0	21.2
China	1.3	1.5
	100.0%	100.0%

Distribution, Sales and Marketing

In the Philippines, URC has developed an effective nationwide distribution chain and sales network that it believes provides a competitive advantage. URC sells its branded food products primarily to supermarkets, as well as directly to top wholesales, large convenience stores and two types of subdistributors, large scale trading companies and independent business managers which in turn sell its products to other small retailers and downline markets through URC's Grandslam Program, an innovative distribution scheme for downscale accounts, which enabled URC to solidify its presence in sari-sari stores and groceries, effectively locking out competitors in the consumer foods segment in the Philippines. URC's branded consumer food products are distributed to approximately 80,000 outlets in the country through its direct sales force, regional distributors and independent business managers. URC intends to enlarge its distribution network coverage in the Philippines by increasing the number of retail outlets that its regional sales force and distributors directly service. By deploying larger and financially stronger regional distributors over the next two years, URC plans to increase the number of outlets serviced directly from 80,000 to 120,000 outlets. URC also plans to increase the product focus of its distribution network by ensuring that relevant products are targeted towards appropriate retail outlets.

The branded consumer food products are generally sold by URC either direct from delivery vans to small retail outlets or by traveling salesman to wholesalers or supermarkets, and regional distributors with delivery subsequently being undertaken by third party road carriers. Direct delivery sales are normally made on cash basis, while 15 to 30-day credit terms are extended to wholesalers, supermarkets and regional distributors.

URC believes that its emphasis on marketing, product innovation and quality, and strong brand equity has played a key role in its success in achieving leading market shares in the different categories where it competes. URC has dedicated substantial resources to advertising and promotion campaigns and market research, spending an average of 8% of its branded consumer food division's net sales per year. These expenditures are made to maintain or improve a brand's market share or to introduce a new product. In addition to introducing new products, URC has embarked on branding initiatives that involve organized advertising campaigns to differentiate its products and further expand market share. In particular, URC recently launched Jack and Jill as a master umbrella brand in order to enhance customer recognition of its products.

Competition
URC faces competition in all segments of its businesses both in the Philippine market and in international markets where it operates. The Philippine food industry in general is highly competitive. Although the degree of competition and principal competitive factors vary among the different food industry segments in which it participates, in general, URC believes that the principal competitive factors include price, product quality, brand awareness and loyalty, distribution network, foreign competition, proximity of distribution outlets to customers, product variations and new product introductions.

URC's competitors in the Philippines consist primarily of other major domestic corporations and, in certain cases, major international corporations. Major competitors in the market segments in which it competes include, in the Philippines, Liwayway Manufacturing Corp., Columbia Foods International, General Milling Corporation, Republic Biscuit Corporation, Suncrest Foods Inc., Del Monte Phil. Inc., Monde Nissin Corporation, Nestle Philippines Inc., San Miguel Pure Foods Company Inc. and Kraft Foods Inc., and internationally, Procter & Gamble, Effem Foods/Mars Inc., Lotte Group, Perfetti Van Melle Group, Mayora Inda PT, Calbee Group, Apollo Food, Frito-Lay, Nestle S.A., Cadbury Schweppes plc, Groupe Danone S.A. and Kraft Foods International.

Competition in the Philippines is expected to increase due to the emergence of additional strong domestic food companies and the potential entry of major foreign food companies. URC also faces competition in each of the other countries in which it operates from both domestic and international companies. In general, its competitive position in the other Asian markets is not as strong as its competitive position in the Philippines.

Competition in the Philippine food and beverage industry is expected to increase in the future with increased liberalization of trade by the Philippine government and the predicted accompanying growth in imports due to the World Trade Organization (WTO), and ASEAN Free Trade Area (AFTA). Under the WTO, tariff rates on food and agricultural items are being decreased and import quotas are being eliminated among member countries, including the Philippines. AFTA is a free trade area formed by 10 southeast regional Asian countries, including the Philippines. Under AFTA, tariffs on manufactured goods, including processed agricultural products, are being minimized or eliminated over a 15-year period starting January 1, 1993, and non-tariff barriers will be subsequently phased out.

Raw Materials/Suppliers
A wide variety of raw materials are required in the manufacture of URC's food products most of which are purchased domestically and some of which URC imports. URC imports all its wheat supplies and substantially all of its palm oil and flavors and a large portion of its milk. For its international operations, URC primarily imports potatoes and flavors. URC also obtains a major portion of its raw materials from its agro-industrial and commodity food products divisions, such as glucose, flour and sugar. Flexible packaging materials are purchased both locally and from abroad (Korea and Japan), while Tetra-pak packaging is purchased from Singapore. URC has a policy of maintaining a number of raw and packaging material suppliers to ensure a steady supply of quality materials at competitive prices. However, the prices paid for raw materials also generally reflect external factors such as weather conditions, commodity market fluctuations, currency fluctuations and the effects of government agricultural programs.

URC is continuously realigning its resources to improve its operational efficiencies. This strategy includes

manufacturing its products in countries where raw materials are available at the least cost.

The livestock feeds used at URC's farms are supplied primarily by UCP. Ample water supply is available in each of the farms. Robina Farms imposes a strict biosecurity system and maintains a high and hygiene standard. RF allocates a significant budget in the procurement of vaccines and the adoption of new technologies for effective disease control of its livestock and poultry population. A substantial portion of its minerals, antibiotics, and other medications and nutritional products, as well as distilled water and dilutants, is supplied by Robichem.

UCP produces nutritionally balanced and cost-effective animal and fish feeds that utilize corn, soybean meal and fish meal as principal raw materials. Feed grains, such as wheat and barley, are also used as supplement depending on price, quality and availability. Corn is generally sourced from local corn traders as well as from China and the United States. Majority of the soybean meal is manufactured from UCP's own oil extraction mill and could also be purchased from India, the United States, and Brazil. Internally manufactured soybean meal is extracted from soya seeds that are generally purchased from the United States. URC has a policy of maintaining approximately 30 to 45 days inventory.

Sugar cane is generally supplied by private sugar cane planters. The additives required for the sugar milling process, such as lime, are either purchased locally or imported. Wheat, the principal raw materials for flour milling and pasta business, is generally purchased through forward contracts with suppliers in the United States and Canada.

Enhancement and development of New Products
URC intends to continuously introduce innovative new products, product variants and line extensions in the snackfoods (snacks, biscuits, candies, chocolates and bakery), beverage and grocery (instant noodles, tomato-based) segments. In the last two fiscal years, URC has introduced 105 products.

URC also plans to selectively enter and expand its presence in segments of the Philippine beverage market through the addition of branded beverage products designed to capture market share in niches that complement its existing branded snack food product lines. In fiscal year 2004, URC has launched water and flavored drinks in PP cup format and tea-based beverages in PET bottles. URC plans to launch energy drinks and additional tea-based beverages, also in PET bottles in fiscal year 2006.

Customers
URC's businesses are not dependent upon a single customer or a few customers that a loss of anyone of them would have a material adverse effect on the Company. URC has no single customer that is based upon existing orders that will account for 20.0% or more of the Company's total sales.

Related Party Transactions
URC, in its regular conduct of business, has engaged in transactions with the Company and the latter's affiliates. These transactions primarily consist of sales and purchases to and from these companies. Other related party transactions include a) purchases of polypropylene resin for bi-axially oriented polypropylene film, b) power supply at market rates and c) leases of certain properties.

The Company also provides URC Group certain services including corporate finance, corporate planning, procurement, human resources, legal and corporate communications.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract
URC has invested considerable efforts to protect its portfolio of intellectual property rights, including trademarks registration. It has trademarks registered with the Bureau of Trademarks of the Philippine Intellectual Property Office. The trademarks used in other ASEAN markets are registered or are being registered in each country in which such trademarks are used. It also has licensing agreements under which it receives the right to use certain trademarks. URC intends to enforce the trademark and licensing rights and it takes security measures

to protect its patents, licenses and proprietary formulas.

Regulatory Overview
As manufacturer of consumer food and commodity food (flour) products, URC is required to guarantee that the products are pure and safe for human consumption, and that URC conforms to standards and quality measures prescribed by the Bureau of Food and Drug.

URC's sugar business is highly regulated by the Sugar Regulatory Administration.

All of URC's feeds products have been registered with and approved by the Bureau of Animal Industry, an agency of the Department of Agriculture which prescribes standards, conducting quality control testing of feeds samples, and providing technical assistance to farmers and feed millers.

Some of URC's projects, such as the sugar mill and refinery and poultry and hog farm operations, certain snacks products and BOPP packaging, are registered with the Board of Investments (BOI), which allows URC certain fiscal incentives.

Effects of Existing or Probable Governmental Regulations on the Business
URC operates its businesses in a highly regulated environment. These businesses depend upon licenses issued by government authorities or agencies for their operations. The suspension or revocation of such licenses could materially and adversely affect the operation of these businesses.

Research and Development
URC also develops new products and variant of existing product lines, researches new processes and tests new equipment on a regular basis in order to maintain and improve the quality of its food products. In the Philippine operations alone, about ₱16.2 million was spent for research and development activities for fiscal year 2005 and approximately ₱14.1 million and ₱19.2 million for fiscal years 2004 and 2003, respectively. The amounts spent for research and development are relatively not material in relation to consolidated revenues.

Costs and Effects of Compliance with Environmental Laws
The operations of URC are subject to various laws enacted for the protection of the environment, including the Pollution Control Law (R.A. No. 3931 as amended by P.D. 984), the Solid Waste Management Act (R.A. No. 9003), the Clean Air Act (R.A. No. 8749), the Environmental Impact Statement System (P.D. 1586) and the Laguna Lake Development Authority (LLDA) Act of 1966 (R.A. No. 4850). URC believes that it has complied with all applicable environmental laws and regulations, an example of which is the installation of wastewater treatments in its various facilities. Compliance with such laws has not had, and in URC's opinion, is not expected to have, a material effect upon URC's capital expenditures, earnings or competitive position. As of September 30, 2005, URC has invested about ₱333.3 million in wastewater treatment in its facilities in the Philippines.

b) PROPERTY DEVELOPMENT AND HOTEL MANAGEMENT

Business Development
The Company, through Robinsons Land Corporation (RLC), which is one of the Philippines' leading real estate companies, is involved in the development and operation of shopping malls and hotels, and is also one of the country's most reputable developers of mixed-use properties, office buildings, residential condominiums, as well as land and residential housing developments, including socialized housing projects located in key cities and other urban areas nationwide.

RLC was incorporated on June 4, 1980 and its shares were offered to the public in an initial public offering and were subsequently listed in the Manila Stock Exchange and the Makati Stock Exchange (predecessors of the Philippine Stock Exchange) on October 16, 1989.

Principal Products or Services
RLC has four business divisions: a) Commercial Centers, b) High-Rise Buildings, c) Housing and Land Development, and d) Hotels.

a.) Commercial Centers
RLC's Commercial Center Division owns and operates one of the Philippine largest and most successful chains of shopping malls. It is now operating eighteen (18) shopping malls located in Metro Manila and other major cities with Gross Floor Area of approximately 127 hectares. Anchor tenants of the shopping malls are generally composed of affiliates in the retail trade business, namely Robinsons Department Store, Robinsons Supermarket and Handyman. The shopping malls carry a wide range of shops, specialty boutiques, dining facilities and other service establishments. RLC's malls enjoy high occupancy rates and the average lease term for commercial space in the malls typically ranges from two to five years.

b.) High-Rise Buildings
RLC's High-Rise Buildings Division is responsible for residential condominium and office building developments, as well as housing projects that are targeted for the middle to high income market. The division derives its income from the sale of residential units and the sale and/or lease of residential units and office spaces. RLC's portfolio consists of four (4) building projects namely, Galleria Corporate Center, Robinsons-Equitable Tower, Robinsons Summit Center and Robinsons Cybergate Center-Building 1 as well as two residential condominium projects, the twin-tower Robinsons Place Residences and the Galleria Regency. Scheduled for immediate launching are two (2) additional residential condominium projects, namely The Gateway Residences and The Adriatico Residences. Additionally, it has a mid-cost residential subdivision project, Bloomfields.

As a result of the increased demand for call centers and business process outsourcing, RLC also offers space configured for these purposes. RLC is planning the construction of Building 2 of Robinsons Cybergate Center which will have a higher gross leasable area than Building 1.

c.) Housing and Land Development
RLC's Housing and Land Development Division operates through two wholly-owned housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corporation. The Housing and Land Development Division primarily engages in the acquisition of raw land, the development of such land into residential subdivisions, the sale of subdivision lots, the development and sale of housing units constructed on the subdivision lots, and the provision of in-house customer financing to its buyers in addition to existing bank and government funding institutions.

d.) Hotels
Under the Hotels Division, RLC owns and operates four (4) hotel properties located in Metro Manila and Cebu City including deluxe hotels Crowne Plaza Galleria Manila and Holiday Inn Galleria Manila as well as Cebu Midtown Hotel and a service apartment complex, the Robinsons Apartelle. The latter is owned by Robinson's Inn, Inc., a wholly-owned subsidiary of RLC. The two deluxe hotels are managed by the Intercontinental Hotels Group and share several common amenities and facilities. As of September 2005, RLC's Hotel Division has an average occupancy rate of 70%.

The percentage contribution to RLC's revenues for the two years ended September 30, 2004 and 2005 by each of business segment is as follows:

	For the fiscal years ended September 30	
	2004	2005
Commercial Centers	59.0%	60.6%
High-Rise Buildings	21.5%	20.9%
Housing and Land Development	8.4%	8.7%
Hotels	11.1%	9.8%
	100.0%	100.0%

Publicly-Announced New Product or Service
In the Commercial Center Division, RLC is currently redeveloping three (3) of its existing malls: Robinsons Place-Lipa, Robinsons Place-Dasmariñas and Robinsons Place-Manila, as well as redeveloping a portion of Robinsons Galleria which will be launched as "West Wing".

The High-Rise Buildings Division has several ongoing residential projects, namely Fifth Avenue Place (Taguig City), One Gateway Place and Gateway Garden Ridge (Mandaluyong City) and One and Two Adriatico Place (Manila City).

Competition
RLC competes with a number of domestic property developers in the real estate industry, as well as with established domestic and foreign hotel operators. RLC believes there is no single property company that has a significant presence in all sectors of the property market. Competitive pressures are expected to remain as the industry's growth prospects continue to be limited unless there are significant improvements in real income. In the commercial centers business, RLC has the "first mover" advantage, being one of the largest mall operators in the country, thus having well-established relationships with leading retailers. With respect to office buildings and residential condominium sales, RLC competes for purchasers primarily on the basis of the prime location of its property developments and price. In the housing and land development business, RLC, with its track record of completed quality projects, is a major player in this sector. With respect to hotel operations, RLC continues to post occupancy rates higher than the industry average owing to the hotel's respective strategic locations and value-for-money services.

Raw Materials/Suppliers
Construction and development of malls, high-rise office and condo units as well as land and housing construction are awarded to various reputable construction firms. Most of the materials used for the construction are provided by the contractors themselves in accordance with the underlying agreements.

Customers
RLC has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions
RLC leases significant portions of its commercial centers and office buildings to various subsidiaries and affiliates. Anchor tenants of the shopping malls are generally composed of affiliates in the retail trade business, namely Robinsons Department Store, Robinsons Supermarket and Handyman. Other affiliates include Top Shop, Robinsons Savings Bank and Cebu Pacific. Digitel also provides RLC with telecommunications services from time to time. RLC's lease contracts and/or supply services with these affiliate companies are under commercial terms at least as favorable as the terms available to non-affiliated parties.

Regulatory Overview
The real estate industry in the Philippines is subject to significant government regulation over, among other things, land acquisition and title issuance, development planning and design, construction, and mortgage financing, refinancing and pre-selling. The government mandates all property developers to devote 20% of project cost or gross area for each subdivision project to socialized housing. The houses can be constructed on-site or off-site of the project. Alternatively, the developer may opt to buy socialized housing bonds issued by the HGC, HDMF or NHA. RLC has benefited from providing low-income housing or projects of such types which are financially assisted by the government. These policies and programs may be modified or discontinued in the future. The government may also adopt regulations which may have the effect of increasing the cost of doing business for real estate developers. Under current law, income derived by domestic corporations from the development and sale of socialized housing which currently, among other things, must have a basic selling price of ₱300,000, is exempt from project related income taxes. Under the current Investment Priorities Plan

(IPP) issued by the BOI, mass housing projects including development and fabrication of housing components, are eligible for government incentives subject to certain policies and guidelines. In the future, since the sale of socialized housing units comprise a portion of homes sold by RLC, any changes in the tax treatment of income derived from the sale of socialized housing units may affect the effective rate of taxation of RLC.

United Industrial Corporation Limited
In May 1999, the Company, through a subsidiary, acquired a 23% stake in a Singapore listed company, United Industrial Corporation Limited (UIC) which is one of the largest property developers in Singapore owning various office buildings that are located in prime locations. In October 2005, the Company's indirect interest in the shares of UIC increased to 30.0%. Other than the Company, the only significant stockholder in UIC is the United Overseas Bank group of Singapore.

c) TELECOMMUNICATIONS

Business Development
The Company, through its subsidiary Digital Telecommunications Phils, Inc. (DIGITEL), provides voice and data services through wireless and wireline technology in the Philippine telecommunications industry. It is the second largest provider of fixed lines in the Philippines in terms of working lines.

In 1999, DIGITEL began offering corporate customers and consumers access to international and domestic high-speed data transmission and internet services through its wholly-owned subsidiary, Digitel Information Technology Services, Inc. (DITSI). In March 2002, DIGITEL decided to integrate the operations of DITSI into its own and as a result a new division named DigitelOne was created.

DIGITEL Crossing, a joint venture between DIGITEL and East Asia Crossing Philippines, Inc. (now East Asia Netcom Philippines, Inc.) and the Philippine Crossing Land Corporation (now Asia Netcom Philippines, Inc.) was granted its franchise last November 2003 to construct, install, establish, operate and maintain telecommunications systems throughout the Philippines by Congress under Republic Act No. 9235. It brings competitive and high speed capacities to the local telecoms environment, thus enabling the growth of new businesses such as call centers, software design, and other IT services that leverage the Philippines' competitive advantage in the world economy. Together with DigitelOne's Luzon-wide broadband backbone, this joint venture will help spur wide-spread Internet and high-speed data usage and familiarity around the country.

On August 9, 2001, DIGITEL established Digitel Capital Philippines, Ltd (DCPL), a wholly owned subsidiary, to engage in any activity allowed under any law of the British Virgin Island.

On September 18, 2001, DIGITEL established Digitel Mobile Philippines, Inc. (DMPI), a wholly owned subsidiary, to provide basic and enhanced wire and wireless public and private telecommunications services. Its cellular telephone services under the "Sun Cellular" brand commenced operations in March 29, 2003.

Principal Products or Services
DIGITEL's voice products and services, the Wireline Voice Communication Services (WVCS), represents fixed line telecommunications services, which offer subscribers, local, domestic long distance and international long distance services in addition to a number of value-added services in various service areas covered by the PA granted by the NTC. Revenues consist principally of fixed monthly basic fee for service and equipment, one-time fixed line service connection fee, value-added service charges and toll fees for domestic and international long distance calls.

DIGITEL has offered its data transmission services, the Wireline Data Communication Services (WDCS), through its division, DigitelOne. This represents variety of telecommunications services tailored to meet the specific needs of corporate communications. These include leased lines and internet services.

DIGITEL's Wireless Communications Services (WCS) represents cellular telecommunications services that allows subscriber to make and receive domestic long distance and international long distance calls to and from any place within the coverage area. Revenues principally consist of one-time registration fees, fixed monthly service fee, revenue from value-added services such as text messaging, proceeds from sale of handsets, SIM cards and other phone accessories, and per minute airtime and toll fees for basic services which vary based primarily on the monthly volume of calls, the network at which the call terminates and the time at which the call is placed.

The percentage contribution to DIGITEL's revenues for the two years ended December 31, 2004 and 2005 by each of Digitel's principal product categories is as follows:

	For the years ended December 31	
	2004	2005
Wireline Voice Communication	73.2%	60.2%
Wireline Data Communication	4.9%	4.2%
Wireless Voice Communication	21.9%	35.6%
	100.0%	100.0%

Distribution, Sales and Marketing

Under the WVCS, DIGITEL sells its services primarily through its sales team and its over 100 customer centers located throughout Luzon, as well as through third party agents and distributors. The third party agents and distributors sell DIGITEL's services on a commission basis.

Under the WDCS, DigitelOne sells its services directly to corporate customers and indirectly through third party resellers. It currently offers data communications services throughout Luzon, in the national capital region, Visayas and Mindanao. Data transmission is effected through lines leased to customers, frame relays, asynchronous, transfer mode and Internet Protocol networks. DIGITEL will be the preferred reseller for Asia Global Crossing and for DIGITEL Crossing's backhaul services in the Philippines and the primary channel for sales to Philippine customers.

DIGITEL markets its wireless services directly through its own dedicated sales team, independent dealers and distributors, and through its business centers or "Sun Shops". There are currently 35 Sun Shops operating nationwide and 79 Co-located DIGITEL business centers. DIGITEL currently has 15 major retail chains, (7 – affiliates; 8-nonaffiliates), 13 Telco dealers and 36 area distributors that distribute its services nationwide. DIGITEL entered into interconnection agreements with major fixed line and wireless operators in the Philippines and international roaming agreements with over 150 foreign operators in more than 80 countries.

Competition

Under the WVCS, DIGITEL faces direct competition from one or two players in most of its service areas, including from PLDT, Globe Telecom and BayanTel. The company believes that the principal competitive factors for wireline voice services are price, call quality and customer service. Additionally, many of DIGITEL's business customers have lines from more than one operator. DIGITEL's wireline business also faces stiff competition from substitute services such as Short Messaging Service (SMS) and the Internet. The popularity of these services has negatively affected the usage and profitability of wireline voice.

Under WDCS, DigitelOne competes primarily with PLDT, Globe Telecom and Eastern Telecoms. DIGITEL Crossing will compete with PLDT and C2C, an affiliate of Globe Telecom. The company believes that the principal competitive factors for wireline data services are price, coverage and network reliability.

DIGITEL aims to distinguish itself from competitors by offering price-competitive, customized packages which

allow customers to choose only the services they require. Both the pre-paid and post-paid packages offer "I Text" and "I Speak" plans which offer attractive terms for customers that have an SMS or call preference. The post-paid packages generate higher revenues as a result of the monthly service charges.

In October 2004, DIGITEL through its wireless subsidiary, DMPI, launched its "24/7 Call and Text Unlimited Plan" or CTU, featuring its unlimited call and text-messaging service initially for ₱250 a month. In January 2005, the 30 day 24/7 CTU services flat rate was raised to the regular ₱350 rate. This aggressive marketing strategy has helped the wireless subsidiary to grow its subscriber base to 1.8 million at the end of 2005 from 700,000 prior to the launch of the campaign. Before long, Globe Telecom Inc. and Smart launched their own unlimited call and text promos.

Raw Materials/Suppliers

Both domestic and internationally based Suppliers and/or Solutions providers, are selected and awarded contracts through a bid process for projects covering the various stages of construction, installation, integration, servicing and maintenance of DIGITEL's Telecommunications network and IT infrastructures; and for the fulfillment of inventory stock, informational content, and other tangibles and intangibles required in the provisioning of telecommunications services to all subscribers of Wireline, Data, and Wireless services.

Suppliers include the likes of ERICSSON, ALCATEL, ZTE, Fujitsu, Huawei, IBM, SAP, HP, Logica CMG, Tekelec and Ceragon Network.

DIGITEL has allocated US$200 million for 2006 with the aim of ending the year with 2,000 cell sites capable of servicing as many as 6.0 million subscribers.

Customers

At the retail level, DIGITEL provides local metered service as well as domestic and international long distance services to individual subscribers both for outbound and inbound calls. It also provides Data Communications to business subscribers and Internet Services to both business and residential customers; and through Sun Cellular, DIGITEL provides mobile cellular services to a broad market base.

At the wholesale level, other telephone companies and private enterprises utilize DIGITEL's inter-exchange and IGF facilities, in effect becoming customers of the Company. DIGITEL now counts companies in the manufacturing, trading, banking, utilities, hotel and real estate sectors among its corporate subscribers.

DigitelOne has undertaken marketing activities aimed specifically at industrial parks and call centers, which have increasing demand for data transmission and internet services.

Loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions

DIGITEL, in its ordinary course of business, has transactions with its subsidiaries and affiliated companies consisting mainly of lease of telecommunications facilities.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract

In 1993, DIGITEL was awarded a 30-year exclusive contract by the Department of Transportation and Communications (the "DOTC") to manage, operate, develop and rehabilitate certain telecommunications systems owned by the DOTC (collectively, the "DOTC System") and which are located in the provincial areas of Luzon under a Facilities Management Agreement (the "FMA"). The FMA also provided for its conversion into a lease contract under certain terms and conditions agreed upon by both parties.

In February 1994, DIGITEL was granted a national franchise to provide domestic and international telecommunications services throughout the Philippines. In September 1994, DIGITEL was granted a provisional

authority ("PA") by the National Telecommunications Commission (the "NTC"), to operate an international gateway facility ("IGF"). A provisional authority was also secured from the NTC in January 1995 to install, operate, maintain and develop telecommunications facilities in Regions I to V including the facilities currently leased from the DOTC.

In 2000, DIGITEL was awarded the provisional authority for Cellular Mobile Telephone System (CMTS) using the global system for mobile communication (GSM) and/or code division multiple access (CDMA) technology. The provisional authority for CMTS was transferred from DIGITEL to DMPI on August 28, 2003, as approved by the NTC.

The effectivity of the PA granted to DIGITEL was originally valid for eighteen months from date of issuance was extended by the NTC up to February 7, 2005. In November 2005, DIGITEL's PA was further extended up to but not beyond February 7, 2008, following the application by DIGITEL for a Certificate of Public Convenience and Necessity (CPCN) to install, operate and maintain a nationwide CMTS using GSM and/or CDMA technology.

Pursuant to its national franchise, DIGITEL has initiated a Ten-Year Program (the "System Expansion") to expand and upgrade its existing telecommunications network, including the DOTC System. The System Expansion calls for the installation and operation of approximately 1.2 million telephone exchange lines and local cable networks to extend and upgrade its digital backbone transmission system, installation of an IGF and broadening the range of telecommunications services offered to its subscribers, among others.

Regulatory Overview
National Telecommunications Commission (NTC) is the government agency supervising and regulating the activities of telecommunications companies. The NTC is empowered to issue Certificates of Public Convenience and Necessity to companies holding franchises for the operation of telecommunications services.

d) AIR TRANSPORTATION

Business Development
JG Summit acquired 49% of Cebu Air, Inc.'s (Cebu Air) outstanding capital stock in 1995 to undertake domestic and international flights to and from major cities in the Philippines and around the world. In September 2001, the Company, through a subsidiary, acquired the remaining 51% of Cebu Air's capital stock, thus making it a wholly owned subsidiary as of year-end 2001. The airline currently leases eight (8) DC-9 aircraft, one (1) helicopter, and two (2) Boeing 757-200 aircraft and two (2) Airbus 320. In addition, Cebu Air also owns four (4) Airbus 319 which were acquired last quarter of 2005.

Cebu Air offers domestic service between fifteen (15) cities: Manila, Cebu, Iloilo, Davao, Cagayan de Oro, Tacloban, Kalibo, Bacolod, Zamboanga, Roxas, Butuan, Dumaguete City, Puerto Princesa, Cotabato and Tagbilaran. Cebu Air started flying internationally to Hongkong in November 2001 and to Seoul, Korea in March 2002. Apart from the scheduled operations, Cebu Pacific Air also operates charter flights on a moderate capacity basis to China, Palau and Japan.

In January 2000, Cebu Pacific started to operate cargo sales and services using its passenger aircraft.

Principal Products or Services
Cebu Pacific is a commercial airline that engages in domestic and international passenger and cargo operations.

Cebu Pacific is a "fun" airline. Cebu Pacific stands out from all the other domestic airlines as it is the only one that offers an extremely unique flying experience: Fun Flights. Cebu Pacific has redefined In-flight Entertainment with the introduction of activities such as games on board all its flights. The passengers' positive perception of this different approach to flying has had a noticeable impact on Cebu Pacific brand awareness in the public.

For Cebu Pacific, value extends beyond efficient transport and warm service. Passengers get more than their money's worth with innovative value products, most of which are Philippine firsts.

In November 2005, Cebu Pacific (CEB), the country's low-fare pioneer, introduced the GO! Fares which amount to as low as P688 one-way out of both its Manila and Cebu hubs year-round. CEB launched their new fare structure called 'Go' fares in an effort to drive additional demand for air travel as the airline's refleeting project continues to add capacity. More than a million seats are offered at fares below current levels -- about 30% of total overall capacity for 2006. More than 300,000 seats are available at the lowest advertised fare levels with the remainder still offering significant savings over previous levels. CEB's offering of substantially lower fares follow studies that pre-selling seats at lower prices would generate higher revenues and make CEB financially stronger. Lower fares would also promote local tourism and even closer family ties since travel to the provinces will become very affordable. The thrust of the Go! Fares is to get people to think about flying more often. The new fares are not promotional fares but a permanent offer of discounts, as is the practice of low-cost carriers worldwide. The system allows the allocation of seats to be sold in advance at discount fares. The remainder of the seats would be sold at regular prices.

Another first in Philippine aviation industry is electronic ticketing. Cebu Pacific was the first Philippine carrier to develop the facility for use in its domestic flights. E-Ticketing, with its "ticket anytime, anywhere" concept will definitely make traveling a lot easier for people. It's more flexible, more reliable and more convenient for travelers. Under E-Ticketing, customers can go to a ticket office or transact and pay by phone, fax, email, the internet, or a phone banking facility. E-Ticketing translates into faster sales, more efficient service and increased productivity as several manual and paper handling procedures will be minimized. Cebu Pacific is on the web, providing:

- Real time online booking facility,
- Up-to-date information on the airline's flight schedules, fares and promotions,
- Two-way communications in real time -- with a guaranteed response in ***less than 24 hours***, and
- Online Payment Facility. Credit card payments are accepted, initiating an advanced mode of ***ticketless travel*** -- the first in the Philippines.

Constant innovation has always been important to CEB and the airline is continuously looking for opportunities to offer travelers more options. The website offers all the needed information about the airline's 'Go' fares and flight schedules. This makes CEB more accessible and efficient.

Cebu Pacific has an internal sales and marketing department and it uses external sales agents to enhance regional sales policies and increase the focus on corporate clients.

Competition

Cebu Pacific is presently the second largest airline in the Philippines offering domestic flights to and from major cities in the country and international flights from Manila and Cebu to destinations in Asia. It has attained a 32% market share as of December 2005. It continues to be the industry leader in arrival and departure reliability with over 80% of its flights departing within 15 minutes of its schedule.

Other Services

To service its customers, Cebu Pacific enters into various service agreements, the most major of which was the formation of the joint venture company with Singapore Airlines Engineering Company (SIAEC). A+ Phils. Inc. will handle all the maintenance services required by the airline. Other agreements include the outsourcing of baggage handling services and groundhandling services. It has also entered into agreements with global reservations and distribution systems.

Customers
Cebu Air has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Cebu Pacific Air's traffic carriage was achieved, not simply by taking market share from the competition, but primarily by "enlarging the pie" and pulling in new air travellers with its "low fare, great value" offering.

Regulatory Overview
The aviation industry is regulated by the DOTC. The DOTC oversees several departments, including ATO, Civil Aeronautics Board (CAB), Manila International Airport Authority and Mactan Cebu International Airport. The ATO governs airworthiness and safety standards, air traffic control and all airports in Philippines with the exception of Manila and Cebu. The CAB exercises jurisdiction over the economic aspects of aviation, including routes, frequencies, passenger tariffs, denied boarding compensation, cargo tariffs and schedules for both international and domestic airlines. It also regulates the activities of aviation related businesses, such as general sales agents, airfreight forwarders, charter flights and air taxis and aircraft purchases.

e) PETROCHEMICALS

Business Development
The Company established JG Summit Petrochemical Corporation (JGSPC) in February 1994. The Company holds 82% of the outstanding share capital of JGS Petrochemicals and its joint venture partner in the project, Marubeni Corporation of Japan, holds the remaining 18%. JGSPC started commercial operations on September 1, 1998. Its primary purpose is to engage in, operate, conduct, maintain, manage and carry on the business of manufacturing, dealing and marketing of polyethylene and polypropylene and related petrochemical products or by-products, in all their forms, varieties and stages of production and preparation, or of any article or commodity consisting of, or partly consisting of petrochemicals. JGS Petrochemicals constructed the Philippines' first integrated polypropylene and polyethylene complex on a site at Bgy. Simlong, Batangas City. The total project cost amounted to US$300 million and has the capacity to produce 180,000 tons of polypropylene and 175,000 tons of polyethylene annually.

Principal Products or Services
JGSPC manufactures polypropylene and polyethylene.

The percentage contribution to JGSPC's revenues for the two years ended September 30, 2004 and 2005 by each of its principal product categories is as follows:

	For the years ended September 30	
	2004	2005
Polypropylene	60.3%	62.9%
Polyethylene	39.7%	37.1%
	100.0%	100.0%

JGSPC products are sold under the EVALENE brand name and are manufactured under strict compliance with a Quality Management System based on ISO 9002 certified standards.

Distribution, Sales and Marketing
JGSPC has a rated capacity of 175,000 MT per year for polyethylene (PE) and 180,000 MT for Polypropylene (PP). JGSPC manufactures high-density and linear low-density polyethylene (HDPE and LLDPE) as well as Random Copolymer and Homopolymer polypropylene (PP) using the industry renowned Unipol technology from Union Carbide Corporation. JGSPC sells directly to small, medium and large plastic converters in the

Philippines through its sales group. It has taken a leading role in the markets that serves providing 40% of total market requirements. Product distribution is handled directly by JGSPC in coordination with third party trucking services.

Competition
To be highly competitive, JGSPC commits to produce consistently good quality products and make available industry highly competent plastics processing personnel and state of the art testing equipment through the Customer Technical Services Department. Continuous research and development is conducted in-house, as well as with the assistance of Univation, formerly a Union Carbide Corporation Company. Competitors of JGSPC include Petrocorp, which continues with tolling operations and Bataan Petrochemical Corporation, which is already in the process of liquidation.

Raw Materials/Suppliers
The principal raw materials used by JGSPC in the production of its products, namely Olefin, are purchased locally and internationally. Suppliers include Marubeni Corporation and Mitsui.

Customers
JGSPC aims to supply the majority of manufacturers of plastic-based products in the Philippines. It sells its products to internal and external parties. Internal parties include the Packaging Division of URC while external parties include Calypso, San Miguel Corporation, Batangas Polymer and other customers. Loss of any one customer would not have a materially adverse effect upon JGSPC.

Related Party Transactions
JGSPC, in its regular conduct of business, has engaged in transactions with the Company and its affiliates. These transactions principally consist of sales, advances to and from these affiliated companies. JGSPC has also dollar advances from the Company that were used to finance the construction of its plant in Batangas, Philippines. These advances were converted into equity in 2003. Also, it obtains other advances for its operations from the Company.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract
JGSPC has existing technology and licensing agreements (Agreement) with a foreign company covering the construction, manufacture, use and sale of its PP and PE lines. In further consideration for the rights granted to JGSPC pursuant to the Agreement, JGSPC shall pay the foreign company a royalty fee equivalent to a certain percentage of net peso sales value of high-density PE and low-density PE and a certain percentage of net sales value based on Platts rate per metric ton of licensed homopolymer PP and random copolymer PP up to the end of the royalty terms.

Regulatory Overview
The BOI implements policies which directly affect the petrochemical industry. Under the Philippine Investment Priorities Plan, the BOI also has the power to grant incentives to manufacturers establishing new plants or undertaking rehabilitation or expansion programs such as tax holidays and duty free importation of capital equipment, as well as tax credits on locally purchased equipment.

Costs and Effects of Compliance with Environmental Laws
DENR wants to implement provisions of the Clean Air Act upon JGSPC. The provisions require continuous emission monitoring system.

f) TEXTILES

Business Development
In the early 1970s, the Company's textile operations commenced with the formation of Robina Textile Mills to specialize in the production of cotton, synthetic and blended fabrics. Litton Mills, Inc., (LMI) a manufacturer

of denim, twills, knitted fabrics and garments, was acquired in the late 1970s. On April 1, 2003, the spinning division of Westpoint Industrial Mills Corp. was integrated with LMI's operations.

Principal Products or Services
LMI manufactures yarns and fabrics, which may be denim or piece-dyed.

The percentage contribution to LMI's revenues for the two years ended September 30, 2004 and 2005 by each of its principal product categories is as follows:

	For the years ended September 30	
	2004	2005
Yarns	30.3%	18.5%
Fabrics	67.6%	79.6%
Others	2.1%	1.9%
	100.0%	100.0%

Distribution, Sales and Marketing
LMI has an existing marketing and technical exchange agreement with Swift Denim USA (Swift), a leading US denim company with over 100 years of manufacturing experience. The agreement provides LMI with access to Swift's worldwide customer base and marketing network and Swift's technical innovation and product development. LMI completed a six-year US$ 64 million mill-wide modernization program in 1995, which involved the installation and operation of the following: new ring spinning, new rope-dyeing range, new weaving machines and new finishing equipment. The access to Swift's customer base has been significant increasing LMI's denim exports, which currently account for approximately 81% of total denim sales. LMI is capable of producing 20 million meters of denim fabric annually.

Customers
Sales of textiles are made to domestic wholesalers, garment factories and foreign buyers. Domestic sales of textiles are normally distributed by road to customer or sold ex-mill or ex-factory. LMI's principal customers are Old Navy through the alliance with Swift and directly to Osh-Kosh. It also counts among its stable list of customers, international brands such as Tommy Hilfiger and DKNY. LMI expanded its market by selling to Turkey in 2003. For the year ended September 30, 2005, Turkey accounted for approximately 10 percent of total denim exported volume.

Related Party Transactions
LMI, in its regular conduct of business, has engaged in transactions with the Company and its affiliates. These transactions primarily consist of sales, advances to and from affiliated companies, leases of certain properties and power supply at market rates.

Regulatory Overview
LMI is a member of the Textile Mills Association of the Philippines.

Research and Development
The Company undertakes research and development to ensure that new and existing product reflect current fashions. Information is gathered from a variety of sources such as seminars, fabric shows, trade fairs as well as from other manufacturers and raw material suppliers. Experiments are then undertaken to determine manufacturing viability and market research is carried out to assess potential consumer response.

g) BANKS AND OTHER FINANCIAL SERVICES

Business Development

Robinsons Savings Bank (RSB), a wholly-owned subsidiary of JG Summit Capital Services Corp. (JG Capital Services) was incorporated to engage in the business of savings and mortgage bank. It started commercial operations in November 1997. To complement RSB's traditional banking activities, the Company put up JG Summit Capital Markets Corp. (JGSCMC) and Summit Forex Brokers Corp. (SFBC) which aim to be major players in the global foreign exchange fixed income and equity markets. JGSCMC was incorporated in January 2000 under the supervision of the Securities and Exchange Commission. SFBC on the other hand, was incorporated in May 2000.

Principal Products or Services

RSB has 32 operating branches, 20 of which were acquired in March 2002. It has a network of 38 automated teller machines ("ATMs"), which are located at RSB branches and other public properties to provide convenience to its customers.

RSB has made and continues to make investments in technology and information systems in order to improve its operations management and customer service. In 2005, RSB launched its 24/7 ATM network. This allows customers to access the bank's ATMs 24 hours a day 7 times a week with zero downtime even during the bank's nightly systems batch processing. This is made possible through an upgrade in the bank's ATM switch. The bank also laid the ground works for its Cash Management System (CMS) which will be launched in mid 2006. The CMS aims to provide clients easy management of their receivables, payables, check collections/issuances and cash reserves, all from the privacy of their desktop PCs. The bank will even be able to stand in the middle of transacting parties and provide immediate financing on both their payables and receivables all via the internet.

Customers

With RSB's expansion, loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions

In the ordinary course of business, RSB and JGSCMC have transactions with the Company's affiliates. The major transactions include loans, trading of securities, lease of office space and advances to (from) affiliates. For RSB, loans are made substantially on the same terms as those loans to other individuals and businesses of comparable risk. The amount of individual loans to directors, officers, stockholders, and related interests (DOSRI), of which 70% must be secured, should not exceed the amount of his deposits and book value of his investments in the Bank. In the aggregate, loans to DOSRI generally should not exceed the Bank's total capital funds or 15% of the Bank's total loan portfolio, whichever is lower. As of December 31, 2005, RSB loans to DOSRI are all with prudential limit and are fully covered by deposit collateral.

Regulatory Overview

The earnings of banks are affected not only by general economic conditions, but also by the policies of various governmental and regulatory authorities in the country and abroad. The establishment and operation of banking institution in the Philippines is governed by the General Banking Act. The Central Bank acting through the Monetary Board, exercises overall supervision of, and regulates the industry.

h) OTHER BUSINESS INTERESTS

The Company's businesses include power generation, through its 20% interest in First Private Power Corporation, whose 93.25%-owned subsidiary, owns and operates a 215 MW diesel-fired power plant in Bauang, La Union; packaging materials; printing services; insurance brokering; and securities investments.

Competition

Many of the Group's activities are carried on in highly competitive industries. Given the Group's diversity,

the Group competes with different companies domestically and internationally, depending on the product, service or geographic area. While the Group is one of the largest conglomerates in the Philippines, its subsidiaries compete in different sectors against a number of companies with greater manufacturing, financial, research and development and market resources than the Group.

The following table sets out the Group's principal competitors in each of the principal industry segments in which it operates:

Industry Segment	Principal Competitors
Branded Consumer Foods, Agro-Industrial and Commodity Food Products	General Milling Corp., Liwayway, Rebisco, Nissin Monde, Storck, Van Melle, Hersheys, Best Chemicals and Plastics, Vitarich Corp., Tyson Agro-Ventures, San Miguel Corporation, Central Azucarera de Bais and RFM Corporation
Telecommunications	Wireline: PLDT, Innove and Bayantel Wireless: Smart, Piltel and Globe
Banking and Financial Services	PS Bank and BPI
Petrochemicals	Imports
Air Transportation	Philippine Airlines, Air Philippines and Asian Spirit
Property Development and Hotel Management	SM Prime/Shoemart and Ayala Land Inc.
Textiles	Indo Phil and PhilSpin

Publicly-Announced New Product or Service

Except as discussed in Property Development and Hotel Management, the Company and other subsidiaries have no other publicly-announced new product or service as of the date of the report.

Patents, Trademarks, Licenses, Franchises Concessions, Royalty Agreements

The Company has trademarks registered with the Bureau of Patents, Trademarks and Technology Transfer. Unless terminated earlier or renewed, patent registration of materials is protected for a period of 17 years, while trademarks and brand name registration have a protected period of 20 years.

The Company also has various licenses and franchises issued by the government to enable the Company to operate its diverse businesses including food, real estate, banking and financial services, telecommunications, air transportation and power generation.

Effect of Existing or Probable Governmental Regulations on the Business

The Company operates the majority of its businesses, including food, real estate, banking and financial services, telecommunications, air transportation and power generation activities, in a highly regulated environment. Many of these businesses depend upon licenses or franchises issued by the government authorities or agencies for their operations. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises, which in turn may have a material adverse effect upon the Company. In addition, the introduction or inconsistent application of, or changes in regulations may from time to time materially affect the Company's operations.

Cost and Effects of Compliance with Environmental Laws

The operations of the Company are subject to various laws enacted for the protection of the environment. The Company believes that it has complied with all applicable Philippine environmental laws and regulations, an example of which is the installation of waste and industrial water treatments in its various facilities. Compliance with such laws has not had, and in the Company's opinion, is not expected to have, a material effect upon the Company's capital expenditures, earnings or competitive position.

Employees and Labor

The number of full-time employees employed by the Company and its operating subsidiaries as of December 31, 2005 is shown in the following table:

Company	**No. of Employees**
Branded Consumer Foods, Agro-industrial, & Commodity Food Products	6,613
Telecommunications	3,599
Property Development and Hotel Management	1,434
Airlines	1,182
Textiles	734
Petrochemicals	306
Finance	309
Supplementary Businesses	688
	14,865

The Company's management believes that good labour relations generally exist throughout the operating companies. For most of the operating companies, collective bargaining agreements exist between the relevant representative unions for the employees and the relevant operating companies. The collective bargaining agreements are usually valid for a term of five years, and include a right to renegotiate the economic terms of the agreement after three years, and generally provide for annual salary increment, health and insurance benefits and closed-shop arrangements. The management believes that those collective bargaining agreements, which are soon to expire or which have expired, will, as a result of existing good labour relations, be successfully renewed or renegotiated.

Working Capital

The working capital requirement of each subsidiary varies depending on the industry it is engaged in and is financed by operations and short-term loans from banks.

Item 2. Properties

JG Summit and subsidiaries conduct business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao. All substantial facilities are owned by the Company and are in good condition.

In 2000, the Company acquired equity interests in companies which are operating food plant facilities in Thailand, Malaysia, Vietnam, Indonesia and China.

URC operates manufacturing/farm facilities located in the following:

Location (Number of facilities)	Type of Facility	Owned/Rented	Condition
Pasig City (4)	Branded consumer food plants, feedmills and flourmill	Owned	Good
Libis, Quezon City (1)	Branded consumer food plant	Owned	Good
Canlubang, Laguna (1)	Branded consumer food plant	Owned	Good
Mandaue City, Cebu (2)	Branded consumer food plant, poultry farm and feedmill	Owned	Good
Luisita, Tarlac (1)	Branded consumer food plant	Owned	Good
Davao City, Davao (3)	Branded consumer food plant (idle), feedmill (idle) and flourmill	Owned	Good
San Fernando, Pampanga (2)	Branded consumer food plants	Owned	Good
Dasmariñas, Cavite (2)	Branded consumer food plants	Owned	Good
Cagayan de Oro (1)	Branded consumer food plant	Owned	Good
Antipolo, Rizal (3)	Poultry; and veterinary medicine plant	Rented	Good
Taytay, Rizal (1)	Poultry farm	Rented	Good
Teresa, Rizal (2)	Poultry and piggery farms	Owned	Good
Angono, Rizal (1)	Poultry farm	Owned	Good
San Miguel, Bulacan (2)	Poultry and piggery farms	Owned	Good
Novaliches, Quezon City (1)	Piggery farm	Owned	Good
Manjuyod, Negros Oriental (1)	Sugar mill	Owned	Good
Piat, Cagayan (1)	Sugar mill	Owned	Good
Kabankalan, Negros Occidental (2)	Sugar mill	Owned	Good
Simlong, Batangas (1)	BOPP plant	Owned	Good
Calamba, Laguna (1)	Branded consumer food plant	Rented	Good
Bukidnon (1)	White Potato Project	Owned	Good (Idle)
Samutsakhorn Industrial Estate, Samutsakhorn, Thailand (1)	Branded consumer food plant	Owned	Good
Pasir Gudang, Johor, Malaysia (1)	Branded consumer food plant	Owned	Good
Shiqiao Town, Guandong, China (1)	Branded consumer food plant	Owned	Good
Xiamen, Fujian, China (1)	Branded consumer food plant	Owned	Good (Idle)
Tianjin Economic Development Area, Tianjin, China (1)	Branded consumer food plant	Owned	Good
Shanghai, China (1)	Branded consumer food plant	Owned	Good
Industrial Town, Bekasi, Indonesia (1)	Branded consumer food plant	Owned	Good
VSIP, Binh Duong Province, Vietnam (1)	Branded consumer food plant	Owned	Good

Sugar mill facilities in Kabankalan, Negros Occidental with net book value of ₱97.3 million and ₱73.3 million in 2005 and 2004, respectively, were used to secure the loan from Philippine Sugar Corporation (See Note 17 Long-Term Debt in the Consolidated Financial Statements for more details)

RLC has invested in a number of properties located all over the country for existing and future developments. These properties are in prime locations, thus affording RLC utmost flexibility for future developments. These properties are fully owned by RLC and are not subject of any mortgage, lien or any form of encumbrance.

Breakdown of RLC's properties is set forth below:

a) Land

	Location	Remarks
1.	Ermita, Manila	Not mortgaged/Fully Owned
2.	Edsa, Mandaluyong City	Not mortgaged/Fully Owned
3.	Edsa, Ortigas, Quezon City	Not mortgaged/Fully Owned
4.	Horseshoe Village, Cubao, Quezon City	Not mortgaged/Fully Owned
5.	Novaliches, Quezon City	Not mortgaged/Fully Owned
6.	Ortigas, Pasig City	Not mortgaged/Fully Owned
7.	San Fernando, Pampanga	Not mortgaged/Fully Owned
8.	Dagupan, Pangasinan	Not mortgaged/Fully Owned
9.	Imus, Cavite	Not mortgaged/Fully Owned
10.	Dasmarinas, Cavite	Not mortgaged/Fully Owned
11.	General Trias, Cavite	Not mortgaged/Fully Owned
12.	Antipolo, Rizal	Not mortgaged/Fully Owned
13.	Pinamucan, Ibaba, Batangas	Not mortgaged/Fully Owned
14.	Lipa City, Batangas	Not mortgaged/Fully Owned
15.	Soro-soro, Tanauan, Batangas	Not mortgaged/Fully Owned
16.	Los Banos, Laguna	Not mortgaged/Fully Owned
17.	Cebu	Not mortgaged/Fully Owned
18.	Bacolod	Not mortgaged/Fully Owned
19.	Iloilo	Not mortgaged/Fully Owned
20.	Gen. Santos City, South Cotabato	Not mortgaged/Fully Owned
21.	Davao	Not mortgaged/Fully Owned
22.	Pasig, Rizal (Formerly Uniwide property)	Not mortgaged/Fully Owned
23.	Taytay, Rizal	Not mortgaged/Fully Owned
24.	Aurora Blvd., Quezon City	Not mortgaged/Fully Owned
25.	Ayala Avenue, Makati City	Not mortgaged/Fully Owned
26.	Naga City, Camarines Sur	Not mortgaged/Fully Owned
27.	Sta. Rosa, Laguna	Not mortgaged/Fully Owned
28.	Fort Bonifacio, Taguig	Not mortgaged/Fully Owned
29.	Tagaytay City, Cavite	Not mortgaged/Fully Owned
30.	Sucat, Parañaque City	Not mortgaged/Fully Owned

(b) Building and Improvements

	Location	Remarks
1.	Ortigas	Not mortgaged/Fully Owned
2.	Ermita	Not mortgaged/Fully Owned
3.	Pasig	Not mortgaged/Fully Owned
4.	Mandaluyong	Not mortgaged/Fully Owned
5.	Bacolod	Not mortgaged/Fully Owned
6.	Cebu	Not mortgaged/Fully Owned
7.	Imus	Not mortgaged/Fully Owned
8.	Los Banos	Not mortgaged/Fully Owned
9.	Novaliches	Not mortgaged/Fully Owned
10.	Iloilo City	Not mortgaged/Fully Owned
11.	San Fernando, Pampanga	Not mortgaged/Fully Owned
12.	Sta. Rosa, Laguna	Not mortgaged/Fully Owned
13.	Cagayan De Oro City, Misamis Oriental	Not mortgaged/Fully Owned
14.	Dasmarinas, Cavite	Not mortgaged/Fully Owned
15.	Lipa City, Batangas	Not mortgaged/Fully Owned
16.	Cainta, Rizal	Not mortgaged/Fully Owned
17.	Angeles City, Pampanga	Not mortgaged/Fully Owned

To optimize its capital resources, RLC has embarked on a strategy of entering into joint venture arrangements with land owners for the development of raw land into future project sites, be they for housing development projects, commercial centers, mixed-use property development projects. Through such joint venture arrangements, RLC enters into exclusive development and marketing arrangements with the concerned landowners.

RLC owns all the properties where its existing commercial centers are located except for Robinsons Place - Iloilo, Robinsons - Cagayan De Oro and Robinsons Place - Cainta. These shopping malls that have a land area of 24, 851 sq.m., 10,773 sq.m. and 19,522 sq.m. respectively, are being leased by RLC under prevailing market rates. The lease for the land underlying Robinson Place-Iloilo is for 50 years and commenced in October 2001. The leases for the land underlying the Cagayan De Oro and Cainta malls are for 50 and 25 years, respectively. The lease for Cagayan De Oro commenced in December 2002 while the lease for Cainta commenced in December 2003. No renewal options are available to the Company. Lease payments for 2005 and 2004 amounted to ₱34,548,146 and ₱25,212,293, respectively.

RLC has plans to acquire land properties located in Dumaguete and Pangasinan sometime in fiscal year 2006.

JGSPC constructed its polypropylene and polyethylene complex on a site at Bo. Simlong, Batangas.

Litton Mills, Inc. operates its manufacturing plant in Pasig and Laguna.

Item 3. Risks

The major business risks facing the Company and its subsidiaries are as follows:

a. Political Situation and State of the Economy of the Country

The growth and profitability of the Company is greatly influenced by the general political situation in, and the state of the economy of, the Philippines. Any political or economic instability in the future could adversely affect the Company's business, financial condition or results of operations.

b. Competition

The Company faces competition in all segments of its businesses both in the Philippine market and in international markets. The Company's ability to compete effectively will require continuous efforts in sales and marketing of its existing products, development of new products and cost rationalization. The Company's market share can be adversely affected by negative consumer reaction to higher prices as a result of price reduction or promotional sales undertaken by its competitors.

c. Exchange Rate Fluctuations

The Company has a foreign exchange exposure primarily associated with fluctuations in the value of the Peso against the U.S. dollar and other foreign currencies. The Company's revenues are predominantly denominated in Pesos, while certain expenses, including fixed debt obligations, are denominated in foreign currencies.

d. Raw Materials

Production operations of some of the Company's subsidiaries are dependent in obtaining adequate supply of raw materials on a timely basis. The results of operations can be adversely affected if the Company will be unable to obtain adequate supplies of raw materials in a timely manner or if the costs of raw materials increase significantly.

e. Key Executives

The Company's key executives play an integral part in the latter's success. The experience, knowledge, business relationships and expertise of these executives could be difficult to replace and may result in a decrease in the Company's operating proficiency and financial performance should any of them decide to leave the Company.

f. Philippine Regulations

The Company operates a material part of its businesses in a highly regulated environment. Many of these businesses depend upon licenses and franchises issued by government authorities or agencies for their operation. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises.

The Company is also subject to numerous environmental laws and regulations relating to the protection of the environment and human health and safety. Many of these environmental laws and regulations are becoming increasingly stringent and compliance to such is becoming increasingly complex and costly.

g. Foreign Exchange Regulations

In the past, the government has instituted restrictions on the ability of Philippine companies to use foreign exchange revenues or to convert Pesos into foreign currencies to satisfy foreign currency denominated obligations, and no assurance can be given that the government will not institute such or other restrictive exchange policies in the future.

Foreign exchange restrictions if imposed by the government could prevent the Company from meeting, or restrict its ability to meet its obligations. This could also effectively limit the Company's ability to convert Pesos to U.S. dollars.

Item 4. Legal Proceedings

Certain consolidated subsidiaries are defendants to lawsuits or claims filed by third parties which have pending decisions by the courts or are under negotiation, the outcomes of which are not presently determinable. In the opinion of management, the eventual liability under these lawsuits or claims, if any, will not have a material effect on the Company's consolidated financial position. Refer to Note 30 of the Consolidated Financial Statements attached to this report for a detailed description.

Item 5. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 6. Market for Registrant's Common Equity and Related Stockholder Matters

PRINCIPAL MARKET OR MARKETS WHERE THE REGISTRANT'S COMMON EQUITY IS TRADED.

The common stock of the Company is listed on the Philippine Stock Exchange.

STOCK PRICES

	High	Low
2006		
First Quarter	₱8.10	₱5.70
2005		
First Quarter	4.20	2.80
Second Quarter	4.15	3.00
Third Quarter	3.80	3.00
Fourth Quarter	4.20	3.25
2004		
First Quarter	2.08	1.78
Second Quarter	1.80	1.68
Third Quarter	1.88	1.64
Fourth Quarter	3.75	1.92

The stock price of the Company's shares as of April 27, 2006 is ₱6.50.

CASH DIVIDENDS PER SHARE

On August 18, 2005, the Company declared cash dividend of ₱0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997, to all stockholders of record as of September 16, 2005 and payable on October 12, 2005.

On July 22, 2004, the Company declared cash dividend of ₱0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997, to all stockholders of record as of August 20, 2004.

STOCK DIVIDENDS DECLARED

No stock dividend was declared in 2005 and 2004.

Retained earnings of the Company as of December 31, 2005 include undistributed earnings amounting to ₱40.68 billion representing accumulated equity in net earnings of consolidated and unconsolidated subsidiaries and affiliates which is not available for dividend declaration until received in the form of dividends from the investees. (See Note 20 of Consolidated Audited Financial Statements as of December 31, 2005).

RECENT SALES OF UNREGISTERED SECURITIES

Not Applicable.

The number of shareholders of record as of March 31, 2006 was 1,759. Total shares outstanding (issued and subscribed) as of March 31, 2006 were 6,797,191,657 shares with a par value of ₱1.00 per share.

Top 20 stockholders as of March 31, 2006:

	Name	No. of Shares Subscribed	% to Total
1.	John Gokongwei, Jr.	1,734,450,649	25.52
2.	Gokongwei Brothers Foundation, Inc.	1,129,135,267	16.61
3.	Equitable PCI Bank No. 203-78848-4	1,033,319,225	15.20
4.	PCD Nominee Corporation (Filipino)	779,007,811	11.46
5.	PCD Nominee Corporation (Non-Filipino)	316,548,697	4.66
6.	Express Holdings, Inc.	284,676,715	4.19
7.	Lance Gokongwei &/or Elizabeth Gokongwei	234,845,280	3.46
8.	James L. Go	216,679,656	3.19
9.	John Gokongwei &/or Lance Gokongwei	141,030,450	2.07
10.	Gosotto & Co., Inc.	115,644,494	1.70
11.	Lily Ngochua	74,342,275	1.09
12.	Robina Gokongwei Pe &/or Elizabeth Gokongwei	72,345,278	1.06
13.	Universal Robina Corporation	57,663,430	0.85
14.	Liza Yu Gokongwei &/or Elizabeth Gokongwei	54,200,000	0.80
15.	Nicris Development Corporation	38,073,252	0.56
16.	Catalino S. Ngochua	36,907,869	0.54

(Forward)

	Name	No. of Shares Subscribed	% to Total
17.	Faith Gokongwei Ong &/or Elizabeth Gokongwei	36,100,000	0.53
18.	Marcia Gokongwei Sy &/or Elizabeth Gokongwei	36,100,000	0.53
19.	Hope Gokongwei Tang &/or Elizabeth Gokongwei	36,100,000	0.53
20.	Ignacio O. Gotao	29,882,114	0.44
		6,457,052,462	94.99

Item 7. Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with the accompanying financial statements and the related notes as of December 31, 2005 and 2004, included elsewhere in this Annual Report. Our financial statements, and the financial information discussed below, have been prepared in compliance with accounting principles generally accepted in the Philippines (Philippine GAAP), as set forth in Philippine Financial Reporting Standards (PFRS).

The Company has prepared consolidated financial statements in compliance with PFRS, which resulted into restatement of prior years' financial statements. Thus, amounts reflected in the succeeding discussion are already based on the restated financial statements. For a detailed discussion regarding changes in accounting policies, please refer to Note 2 - Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

RESULTS OF OPERATIONS

Management's Discussion of Results of Operations is presented in two parts: Consolidated Operations and Segment Operations.

2005 vs 2004

I. Consolidated Operations

JG Summit Holdings, Inc. posted net income of ₱4.25 billion for the year ended December 31, 2005, down 30.9% compared to last year's net income of ₱6.16 billion, which included a ₱4.7 billion extraordinary gain on early debt extinguishment. Based on recurring items, profits increased by 189.2% from last year's ₱1.41 billion to ₱4.07 billion this year. Because of the new accounting standards adopted in 2005, which require annual impairment testing of assets, last year's impairment losses are now considered as a recurring item.

Consolidated revenues amounted to ₱70.68 billion for the year ended December 31, 2005, a 6.2% improvement from last year's ₱66.58 billion. Our growth was driven by the continued improvement in sales and revenues of our core businesses: foods and real estate development, plus the steady rise in the revenues of our telecommunications, air transportation and textile businesses. Our interest income from our investment portfolio further boosted our company's revenues, increasing 11.9% over last year. Revenues from our petrochemicals business slid 20.7% from last year as production slowed down due to declining market

prices. Revenues from our supplementary business, which includes our printing business, also declined. Equity income from our associated companies and joint ventures slightly increased by 3.3% to ₱1.05 billion.

Other income account includes gains of ₱1.54 billion from mark-to-market of certain of our financial instruments in compliance with the new accounting standard, Philippine Accounting Standard (PAS) 39, *Financial Instruments: Recognition and Measurement*, which the Company adopted this year. This account also includes unrealized foreign exchange gains from the restatement of our dollar-denominated assets and borrowings. Due to the appreciation of the Philippine peso against the US Dollar and the substantial dollar-denominated borrowings, the group has recognized a net gain of ₱2.4 billion in 2005. In 2004, other income account, includes gain from the early debt extinguishment, which amounted to ₱ 4.7 billion.

Cost of sales and services went up by 6.6% due particularly to the rising costs of services in our air transportation and mobile phone businesses and the decline in gross profits in our petrochemical and textile business. As a result, our gross profit grew only by 9.2%, backed by the significant growth in the gross profits of our foods business as well the realized gross profit in our real estate operations.

Operating expenses went up by 3.9%, from ₱17.30 billion in 2004 to ₱17.97 billion in 2005, attributable mainly to higher operating expenses incurred by our telecommunication, air transportation and foods businesses. This was partially offset by recognition of higher impairment losses on assets last year amounting to ₱2.4 billion compared to ₱687.02 million this year.

Financing costs, which include interest expense, bank and other financing charges, increased 22.7% relative to the increase in our borrowings during the year. In addition, dividends from preferred shares amounting to ₱252.0 million are now treated as financing costs relative to the reclassification of our cumulative preferred shares from equity in 2004 to liability in 2005, in compliance with PAS 32, *Disclosure and Presentation of Financial Instruments*, which requires financial instruments to be classified as either liabilities or equity in accordance with its substance and not its legal form.

Provision for income tax increased 148.4% relative to the increase in deferred tax liabilities, particularly on the unrealized foreign exchange gain.

EBITDA (earnings before interest, taxes depreciation and amortization) increased from ₱20.3 billion in 2004 to ₱21.0 billion in 2005. Excluding the non-recurring items, EBITDA increased by 34.4% from ₱15.51 billion in 2004 to ₱20.85 billion in 2005.

II. Segment Operations

Foods posted a consolidated net sales and services of ₱30.9 billion for the fiscal year ended September 30, 2005, a 13.3% increase over the same period last year. The principal reasons for this increase were as follows: (1) ₱3.2 billion increase in net sales of URC's branded consumer foods segment, including the packaging division. This increase was primarily due to a 14.8% increase in net sales from URC's international operations, principally Thailand, Indonesia, Malaysia and China and a 16.1% increase in net sales of domestic operations; (2) ₱222.7 million increase in net sales of agro-industrial segment primarily due to the animal feeds business; (3) ₱167.8 million increase in net sales of commodity foods segment primarily due to flour business.

URC's gross profit improved by 15.4% to ₱7.9 billion compared to the same period last year of ₱6.9 billion. Income from operations, likewise went up by 19.7% to ₱2.5 billion from 2.1 billion last year due to significant increase in sales, which covered the slight increase in operating expenses. Operating expenses increased by 13.6% from ₱4.8 billion to ₱5.5 billion primarily due to the following factors: (1) increase in freight and other selling expenses by ₱218.5 million due to higher volume of exports and increased freight rate charges associated with higher fuel prices; (2) increase in salaries and wages and other staff costs by ₱225.4 million due to hiring of new employees in connection with expansion of URC's international operations; and (3) increase in advertising and promotion costs both from domestic and international operations.

Net income for fiscal year 2005 increased by 28.2% to ₱2.4 billion from last year's ₱1.9 billion resulting in earnings per share of ₱1.43 better than last year's ₱1.11.

Real estate and hotels generated total gross revenues of ₱5.1 billion for fiscal year 2005, an increase of 9% from ₱4.7 billion of total gross revenues for fiscal year 2004. RLC's Commercial Centers Division contributed 61% to the Company's gross revenues. Income Before Income Tax for the year was ₱1.6 billion, an increase of 20% from ₱1.3 billion of the previous year. RLC's net income increased by 34% to ₱1.2 billion compared to ₱920.7 million last year.

The Commercial Centers Division accounted for 3.1 billion of the real estate revenues for the year, as against ₱2.8 billion last year. The 12% increase in revenues of the Commercial Centers Division is due to the improved rental of space in existing malls in Galleria, Manila, Bacolod, Metro East, Lipa and Dasmarinas and the excellent take-up of new malls and the redeveloped Pioneer - Mandaluyong.

The Company's High Rise Buildings Division realized gross revenues of ₱1.1 billion, up by 6% from ₱1.0 billion last year due to the recognition of realized revenues from Bloomfields, a residential subdivision development in Novaliches, Quezon City. Likewise, the Division continues to enjoy stable recurring lease income from three of its office buildings: Galleria Corporate Center, Robinsons Equitable Tower and Robinsons Summit Center. Rental income from these three buildings amounted to ₱220.7 million compared to ₱207.8 million over the same period last year or an increase of 6% on account of improved occupancy at Robinsons Summit Center. RLC recently launched four (4) additional residential condominium projects, namely Gateway Garden Heights, McKinley Park Residences, Three Adriatico Place and East of Galleria.

The Hotels Division registered gross revenues of ₱499.8 million, as against last year's ₱521.6 million. RLC's two hotels and apartelle continue to register satisfactory occupancy rates. A new 260-room hotel called the Crowne Plaza Galleria Regency soft – opened in July 2005 to cater for mid to high-end leisure travelers and is expected to boost revenue further.

The Housing and Land Development Division reported gross revenues of ₱448.1 million as against ₱395.1 million for the same period last year or an increase of 13%. The increase in revenue can be attributed to higher units sold and to higher project completion.

Telecommunications generated a consolidated revenue of ₱10,462.1 million for the year ended December 31, 2005 or a 45.1% increase from the ₱7,208.3 million consolidated revenue generated for the year ended December 31, 2004.

The increase in consolidated revenue was brought about by strong top line growth in the wireless business driven by the attractive 24/7 unlimited product variants. As a result, revenue from this segment increased by ₱1,556.5 million or 96.1% from ₱1,620.1 million in 2004 to ₱3,176.6 million in 2005. On the other hand, the 2005 service revenues of the local exchange carrier (LEC) declined by ₱351.5 million due to a drop in both international and domestic tolls and the impact of a stronger Philippine peso against the U.S. dollar on international toll and billed foreign currency adjustments. The decline in LEC's service revenue however was mitigated by a gain in foreign exchange of ₱1,844.2 million and a gain on an early extinguishment of debt of ₱177.2 million.

Data and internet services exhibited a modest growth of 7.0% from ₱364.5 million in 2004 to ₱390.2 million in 2005.

Consolidated costs and expenses registered at ₱11,511.8 million for the year ended December 31, 2005 or a 27.0% increase from ₱9,064.6 million for the year ended December 31, 2004. The increase was largely due to increased financing costs by ₱1,456.0 million or 108.1% from ₱1,347.5 million in 2004 to ₱2,803.4 million in 2005 wherein a full year's interest was charged in 2005 while only a quarter year's interest charged in 2004 on a US$190 million bond issued by a foreign subsidiary.

The higher consolidated costs and expenses was further caused by higher network costs incurred by the wireless segment business, which increased by 65.4% from ₱884.0 million in 2004 to ₱1,462.4 million in 2005. Other increases in cost and expenses emanated from increases in marketing, selling and cost of sales, depreciation and staff related expenses. Provision for losses in 2005 was lower by ₱156.6 million or 27.4% from ₱572.0 million in 2004 to ₱415.4 million in 2005.

DIGITEL registered a consolidated EBITDA of ₱2,674.8 million in 2005 against ₱2,297.5 million in 2004 on account of improved performance of the wireless business segment and the successive healthy performance of the wireline data communication business segment.

As a result of the foregoing, DIGITEL incurred a lower consolidated loss before income tax of ₱1,049.6 in 2005 compared to ₱1,855.9 million in 2004, an improvement of 43.4%.

DIGITEL expects to improve results of operation in the future as we continue to expand the wireless network and through introduction of new and innovative products and continued implementation of cost-containment measures to further reduce its costs and expenses.

Air transportation revenues grew 5.5% to ₱7.81 billion for the year ended December 31, 2005 from last year's ₱7.40 billion due mainly to improved domestic operations. However, cost of services and operating expenses increased significantly due to high fuel prices. Thus, net income decreased from ₱126.5 million last year to ₱78.2 million this year.

Petrochemicals recorded revenues of ₱5.05 billion for the fiscal year ended September 30, 2005 down by 21% over last year's ₱6.37 billion. This was largely due to decrease in production due to declining market prices. Costs and expenses declined by 17% from ₱6.30 billion last year to ₱5.23 billion this year which can be attributed to decrease in sales. Net loss this year amounted to ₱431 million, significantly lower compared with last years ₱1.61 billion mainly due to the ₱1.45 billion impairment loss provided for last year.

Textiles revenues increased by 6% from ₱2.78 billion last year to 2.97 billion this year. However, gross profit decreased by 36% due to lower gross margin from 13% last year to 8% this year. Net income dropped significantly by 77% from ₱201.8 million in 2004 to ₱46.2 million in 2005 due to lower gross profit and higher operating expenses.

Financial services, Robinsons Savings Bank registered net income of ₱170.2 million for the year ended December 31, 2005, increased by 24.0% from last year's net income of ₱137.3 million. As of December 31, 2005, total resources increased to ₱8.68 billion from last year's ₱6.73 billion. Loans increased to ₱4.02 billion from last year's ₱2.46 billion while deposit liabilities remained flat ₱5.2 billion. **JG Summit Capital Markets Corporation** generated revenues of ₱172.8 million for the year ended December 31, 2005, with a 43.5% decrease from last year's revenues of ₱305.9 million. Net profit declined by 44.0% to ₱23.8 million for the year ended December 31, 2005 from last year's net profit of ₱42.4 million, mainly attributable to recognition of net foreign exchange loss this year amounting to ₱10.6 million compared to a net foreign exchange gain last year of ₱167.1 million.

Other Business Interests, Printing revenues were posted at ₱118.2 million for the year ended December 31, 2005, down by 18.4% from last year's ₱ 144.8 million. There was a turn around on the results of operations from a net income of ₱ 0.6 million last year to a net loss of ₱ 5.8 million this year.

Equity earnings from associated companies and joint ventures were reported at ₱1.0 billion for the year ended December 31, 2005. Our company has equity investments in, among others, First Private Power Corporation (FPPC) and United Industrial Corporation Limited (UIC, Ltd.)

FPPC reported a net income of ₱961.8 million, a 7% decrease from last year's ₱1.03 billion, mainly due to the gain on sale of investment amounting to ₱ 127.31 million recognized last year.

UIC, Ltd. recorded a significant increase in net income from S$31.8 million in 2004 to S$201.1 million in 2005. This includes exceptional income of S$117.4 million in 2005 compared to a loss of S$61.7 million in 2004, due to the revaluation of its investment properties. Excluding the asset revaluation surplus(deficit), the attributable profit from operations in 2005 is S$83.7 million lower by 10.5% from last year's S$93.5 million. The decrease was mainly due to lower revenues and gross margin this year.

UIC, Ltd. follows the revaluation method of valuing property, plant and equipment. Since the Group's policy for the valuation of property, plant and equipment is the cost basis, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect of revaluation of the said assets.

FINANCIAL RESOURCES AND LIQUIDITY

2005 vs 2004

As of December 31, 2005, the Company's balance sheet remains healthy, with consolidated assets of ₱201.23 billion, an increase of 18.4% from last year's ₱169.98 billion. Current ratio stood at 1.24:1. The Company's indebtedness remained manageable with a gearing ratio of 1.22:1 and net debt to equity of 0.70:1 as of December 31, 2005.

Cash & cash equivalents totaled 5.46 billion as of December 31, 2005, down by 31.9% from last year's ₱8.02 billion. Investments in bonds and other securities, previously shown under temporary investments, are now classified as financial assets at fair value through profit and loss, available for sale investments and held-to-maturity investments with the adoption in 2005 of PAS 39. This account increased by 52.2% with the proceeds from URC's USD 200 million notes issue invested in high-yielding fixed income securities.

The principal sources of cash were from operating activities amounting to ₱10.65 billion and from financing activities, particularly from additional borrowings. Cash was principally used for the capital expenditure program of the Company's operating subsidiaries and to service debt maturity. The Company does not expect any liquidity problems that may arise in the near future.

Receivables grew to ₱22.60 billion as of December 31, 2005 from last year's ₱20.26 billion mainly due to higher trade receivables and finance receivables from the Company's bank subsidiary.

Inventories increased by 16.9% from ₱9.49 billion as of December 31, 2004 to ₱11.10 billion as of December 31, 2005 mainly due to increase in finished goods, raw materials relative to higher production capacity and higher costs of imported raw materials.

Other current assets increased by 11.8% from last year's ₱3.66 billion to ₱4.09 billion due to higher advances to suppliers and increase in prepaid expenses.

Investments in associates and joint ventures increased by 13.6% from ₱15.06 billion to ₱17.11 billion following the acquisition of additional shares in UIC, Ltd., which increased our stake from 26% to 30% in 2005.

Investment properties rose by 17.1% from ₱15.91 billion as of December 31, 2004 to ₱18.63 billion as of December 31, 2005 due to aggressive construction of various mall projects of the real estate business of the Company.

Property, plant and equipment increased 18.4% from ₱68.58 billion to ₱81.20 billion attributed mainly to the on-going expansion of the facilities of our cellular telecommunications business, the refleeting program of air transportation business and the expansion of our branded consumer foods business.

Other noncurrent assets which primarily consist of security deposits increased by 11.9% from ₱4.94 billion in 2004 to ₱5.52 billion in 2005.

Accounts payable and accrued expenses grew by 18.6% from ₱21.79 billion as of December 31, 2004 to ₱25.84 billion as of December 31, 2005 due to higher accrued expenses on interest and retirement costs and increase in deposit liabilities of RSB.

Short-term debt increased significantly by 63.2% from ₱11.70 billion as of December 31, 2004 to ₱19.09 billion as of December 31, 2005 due to additional short-term foreign currency borrowings in certain subsidiaries.

Long-term debt, including current portion, went up by 20.3% from ₱55.44 billion as of December 31, 2004 to ₱66.72 billion as of December 31, 2005. In 2005, URC issued a US$200 million notes due 2011. Digitel

incurred additional borrowings in line with the continuing expansion of its mobile phone business and Cebu Air, obtained an ECA facility for its refleeting program.

Minority interest in consolidated subsidiaries went down by 9.7% from ₱8.62 billion as of December 31, 2004 to ₱7.79 billion as of December 31, 2005 due to increase in share of minority in the losses of DIGITEL and JGSPC.

Stockholders' equity, excluding minority interest, stood at ₱64.09 billion as of December 31, 2005 from ₱62.86 billion. Despite an income of ₱4.25 billion, which increased our stockholders' equity, adjustments to prior years retained earnings due to adoption of the new accounting standards, significantly reduced our retained earnings balance. Foreign exchange losses amounting to about ₱5.4 billion which were previously capitalized are no longer allowed under PAS 16, *Property Plant and Equipment.* Such capitalized losses are reversed and charged against retained earnings. Further, our preferred stock, which was previously classified under equity account is now treated as a liability following the adoption of PAS 32, *Presentation of Financial Instruments: Disclosures & Presentation.*

KEY FINANCIAL INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of December 31, 2005 and 2004.

Key Financial Indicators	2005	2004
Revenues	₱70,679 million	₱66,576 million
EBIT	₱13,098 million	₱7,993 million
EBITDA	₱20,848 million	₱15,510 million
Current ratio	1.24	1.52
Gearing ratio (excl Minority Interest)	1.37	1.07
Gearing ratio (incl Minority Interest)	1.22	0.94
Net debt to equity ratio (excl Minority Interest)	0.78	0.59
Net debt to equity ratio (incl Minority Interest)	0.70	0.52
Book value per share (excl Minority Interest)	9.43	9.25
Book value per share (incl Minority interest)	10.57	10.52

The manner in which the Company calculates the above key performance indicators is as follows:

Key Financial Indicators		
Revenues	=	Total of sales and services, interest and investment income, equity in net earnings and other income
EBIT	=	Earnings before interest expense and taxes computed as net income before nonrecurring items add provision for income tax and financing costs.
EBITDA	=	Earnings before interest, taxes and depreciation and amortization computed as net income before nonrecurring items add (deduct) provision for income tax, financing costs and depreciation and amortization.
Current ratio	=	Total current assets over current liabilities
Gearing ratio	=	Total Financial Debt over Stockholders' Equity
Net debt to equity ratio	=	Total Financial Debt less cash and investments in bonds and other securities over Stockholders' equity.
Book value per share	=	Stockholders Equity over outstanding no. of common shares as of year-end

As of December 31, 2005, the Company is not aware of any events and uncertainties that would have a material impact on the Company's revenues and net income and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PROSPECTS FOR NEXT YEAR

Over the next few years, the Company expects to invest the bulk of its capital expenditures on fast-growing industries with large markets, specifically wireless communications and data, commercial property development and branded consumer foods business in other parts of Asia. Additional capital expenditures in the Company's other business units are expected to be more extensive due to greater opportunities within these business units to continue increase asset utilization and expand returns on capital employed.

DISCLOSURE OF EFFECTS OF PESO DEPRECIATION AND OTHER CURRENT EVENTS

Refer to Management Discussion and Analysis on pages 33-40 of this report and Note 31 of the Consolidated Financial Statements.

Item 8. Financial Statements

The consolidated financial statements are filed as part of this report.

Item 9. Information on Independent Accountant and other Related Matters

A. External Audit Fees and Services

Audit and Audit - Related Fees

The following table sets out the aggregate fees billed to the Company for each of the last two (2) years for professional services rendered by SyCip, Gorres Velayo & Co.,

	2005	2004
Audit and Audit-Related Fees		
Fees for services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements	₱1,043,625	₱948,750
Professional Fees for due diligence review for bond offering	4,250,000	–
Tax Fees	None	None
All Other Fees	None	None
Total	**₱5,293,625**	**₱948,750**

No other service was provided by external auditors to the Company for the calendar years 2005 and 2004.

The audit committee's approval policies and procedures for the services rendered by the external auditors

The Corporate Governance Manual of the Company provides that the audit committee shall, among others:

1. Evaluate all significant issues reported by the external auditors relating to the adequacy, efficiency, and effectiveness of policies, controls, processes and activities of the Company.

2. Ensure that other non-audit work provided by the external auditors is not in conflict with their functions as external auditors.

3. Ensure the compliance of the Company with acceptable auditing and accounting standards and regulations.

B. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

NONE.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 10. Directors and Executive Officers of the Registrant

The names and ages of directors and executive officers of the Company are as follows:

1. DIRECTORS

Director, Chairman Emeritus	John L. Gokongwei, Jr.	79	Filipino
Director, Chairman and Chief Executive Officer	James L. Go	66	Filipino
Director, President and Chief Operating Officer	Lance Y. Gokongwei	39	Filipino
Director, Senior Vice President	Ignacio O. Gotao	77	Filipino
Director	Johnson Robert G. Go Jr	40	Filipino
Director	Lily G. Ngochua	74	Filipino
Director	Patrick Henry C. Go	35	Filipino
Director	Gabriel C. Singson	76	Filipino
Director	Ricardo J. Romulo	72	Filipino
Director (Independent)	Cornelio T. Peralta	72	Filipino
Director (Independent)	Jose T. Pardo	66	Filipino

2. MEMBER OF ADVISORY BOARD

Member of Advisory Board	Aloysius B. Colayco	55	Filipino
Member of Advisory Board	Washington SyCip	84	Filipino

3. EXECUTIVE OFFICERS

Senior Vice President/Chief Financial Officer- Treasurer	Eugenie ML. Villena	57	Filipino
Senior Vice President - Corporate Controller	Constante T. Santos	57	Filipino
Corporate Secretary	Rosalinda F. Rivera	35	Filipino

All of the above directors and officers have served their respective offices since the Company's formation in 1990 except for the following: Mr. John Gokongwei, Jr., Mr. James L. Go and Mr. Lance Y. Gokongwei who were appointed Chairman Emeritus, Chairman and Chief Executive Officer, and President and Chief Operating Officer, respectively, effective January 1, 2002; Mr. Patrick Henry C. Go who was appointed in January 2000; Mr. Gabriel C. Singson who was elected in August 1999; Messrs. Ricardo J. Romulo and Cornelio T. Peralta who were elected in July 2000; and Jose T. Pardo who was elected in August 2003; and Mr. Johnson Robert G. Go Jr. who was elected in August 18, 2005. Mr. Aloysius B. Colayco and Washington Z. Sycip were appointed members of the Advisory Board in August 2001.

Messrs. Cornelio T. Peralta and Jose T. Pardo are the "Independent Directors" of the Company as defined under SRC Rule 38.1.

The directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified.

Officers are appointed or elected annually by the Board of Directors. Appointed or elected officers are to hold office until a successor shall have been elected, appointed or shall have qualified.

Directors

A brief description of the directors' and executive officers' business experience and other directorships held in other reporting companies are provided as follows:

1. **John Gokongwei, Jr.**, 79, is the founder and Chairman Emeritus of JG Summit Holdings, Inc. (JGSHI). He had been Chairman of the Board of Directors and Chief Executive Officer of JGSHI until his retirement and resignation from this position effective December 31, 2001. He continues to be a member of the Board of Directors of JGSHI and certain of its subsidiaries. He also continues to be a member of the Executive Committee of JGSHI and is Chairman Emeritus of certain of its subsidiaries. He is currently the Chairman of the Gokongwei Brothers Foundation, Inc. (GBFI), Deputy Chairman and Director of United Industrial Corporation, Ltd. (UIC) and Singapore Land, Ltd. (Singland), and a director of JG Summit Capital Markets Corporation (JGSCMC), Digital Telecommunications Phils., Inc. (DIGITEL), Oriental Petroleum and Minerals Corporation (OPMC), First Private Power Corporation and Bauang Private Power Corporation. He is also a non-executive director of A. Soriano Corporation and Philex Mining Corporation. Mr. John Gokongwei, Jr. received a Masters in Business Administration from De La Salle University and attended the Advanced Management Program at Harvard Business School.

2. **James L. Go,** 66, is the Chairman and Chief Executive Officer of JGSHI. He had been President and

Chief Operating Officer of JGSHI and was elected to his current position effective January 1, 2002. As Chairman and Chief Executive Officer, he heads the Executive Committee of JGSHI. He is currently the Chairman and Chief Executive Officer of Universal Robina Corporation (URC), Robinsons Land Corporation (RLC), JG Summit Petrochemical Corporation (JGSPC), Manila Midtown Hotels and Land Corporation (MMHLC), Litton Mills, Inc. (LMI), CFC Corporation (CFC), Universal Robina Sugar Milling Corporation (URSUMCO), Southern Negros Development Corporation (SONEDCO), Robinsons, Inc. and OPMC. He is also President and Trustee of GBFI and a director and Vice Chairman of DIGITEL. He is also a director of First Private Power Corporation, Bauang Private Power Corporation, Cebu Air, Inc., Panay Electric Co., UIC, Singland, Marina Center Holdings, Inc. and JGSCMC. Mr. James L. Go received a Bachelor of Science and a Masters of Science in Chemical Engineering from Massachusetts Institute of Technology.

3. **Lance Gokongwei,** 39, is the President and Chief Operating Officer of JGSHI. He had been Executive Vice President of JGSHI and was elected President and Chief Operating Officer effective January 1, 2002 upon the resignation of Mr. James L. Go as President. He is also President and Chief Operating Officer of URC, RLC, JGSPC and LMI. He is also President and Chief Executive Officer of Cebu Air, Inc. and DIGITEL, Chairman of Robinsons Savings Bank (RSB), President of Digital Information Technology Services, Inc. (DITSI), Vice Chairman of JGSCMC, and a director of UIC, and Singland. He is also trustee, secretary and treasurer of GBFI. He received a Bachelor of Science in Economics and a Bachelor of Science in Applied Science from the University of Pennsylvania.

4. **Ignacio Gotao,** 77, has been a director and Senior Vice President of JGSHI since 1991. He is also a director of RLC and CFC Corporation.

5. **Johnson Robert G. Go, Jr.**, 40, was elected director of JGSHI on August 18, 2005 and was elected trustee of the Gokongwei Brothers Foundation, Inc. on September 1, 2005. He is the Business Unit General Manager of Litton Mills Inc., the textile manufacturing business of JG Summit Holdings, Inc. and the Business Unit Group Head of Robinsons Convenience Stores, Inc. He is also a director of Robinsons Land Corporation, Universal Robina Corporation, Robinsons Savings Bank and CFC Corporation. He received a Bachelor of Arts in Interdisciplinary Studies (Liberal Arts) from the Ateneo de Manila University.

6. **Lily G. Ngochua,** 74, has been a director of JGSHI since its formation in 1990. She is responsible for overseeing the Company's hotel and agro-industrial business in Cebu. She also supervises the purchasing and treasury departments of the URC Biscuit and Noodle Plants in Cebu and handles the treasury and accounting functions of the retail business in Cebu. She received a Bachelor of Arts degree from Maryknoll College in Quezon City in 1957.

7. **Patrick Henry C. Go,** 35, has been a director of JGSHI since 2000. He is also a director and Vice President of URC and a director of RLC, CFC, JG Cement Corporation, RSB and JGSPC where he is also First Vice President for Sales and Marketing. He is a trustee of GBFI. He received a Bachelor of Science degree in Management from the Ateneo de Manila University and attended a General Manager Program from Harvard Business School.

8. **Gabriel C. Singson**, 76, has been a director and Senior Adviser of JGSHI since 1999. He is the Chairman of the Board of Directors and President of JG Summit Capital Markets Corporation, director of United Industrial Corporation, Ltd., Multinational Finance Group Ltd., Summit Forex Brokers Corporation, Summit Point Corporation, and a trustee of the Gokongwei Brothers Foundation, Inc. and of the Tan Yan Kee Foundation. He is also Chairman of Great Pacific Life Insurance. He was former Governor of the Bangko Sentral ng Pilipinas (1993-1999) and President of the Philippine National Bank (1992-1993). He obtained his LLB degree, cum laude, from the Ateneo Law School and received his Master of Laws from the Michigan Law School as a Dewitt Fellow and Fulbright scholar.

9. **Ricardo J. Romulo,** 72, was elected director of JGSHI on July 26, 2000. He is a Senior Partner in Romulo, Mabanta, Buenaventura, Sayoc & De Los Angeles Law Office. Mr. Romulo is also Chairman of

Federal Phoenix Assurance Company, Inc., Digital Telecommunications Phils., Inc. and InterPhil Laboratories, Inc. He is a director of SM Development Corporation, Philippine American Life and General Insurance Company, Planters Development Bank, IBM Philippines, Inc. and Zuellig Pharma Corporation.

10. Cornelio T. Peralta, 72, was elected director of the Company on July 26, 2000. He is a director of Philippine Stock Exchange, University of the East, UERM Medical Center, Inc., Makati Commercial Estate Association, Inc., Securities Clearing Corporation of the Philippines, and of CEOs Inc. and Grow Holdings Phils. Inc., where he is one of the incorporators. He is also appointed Chairman of the Management Committee of Pacific East Asia Cargo Airlines, Inc. He was formerly Chairman, CEO and President of Kimberly Clark Philippines, Inc. (1971 – 1998) and former President of P T Kimsari Paper Indonesia (1985 – 1998).

11. Jose T. Pardo, 66, was elected director of JGSHI on August 6, 2003. He is presently the Chairman of Philippine Savings Bank, Associated Broadcast Corporation (ABC 5), Asian Holdings Corporation, and Electronic Commerce Payment Networks, Inc. (ECPay). He is also a director of Bank of Commerce, San Miguel Pure Foods Co., Inc. and Coca-Cola Bottlers Phil.,Inc. He also held positions in government as former Secretary of the Department of Finance and former Secretary of the Department of Trade and Industry. He obtained his Bachelor of Science in Commerce, Major in Accounting and his Masters Degree in Business Administration from the De La Salle University.

Members of Advisory Board

1. Aloysius B. Colayco, 55, was appointed to the advisory board of JG Summit Holdings Inc. in August 2001 and is presently the Country Chairman for the Jardine Matheson Group in the Philippines. He is also the Managing Director of Argosy Partners, a private equity firm. He is Chairman of Republic Cement and a director of Aboitiz Transport System (ATS), Genesis Emerging Markets Fund, a London listed investment fund and United Industrial Corporation in Singapore. Previously, Mr. Colayco was the president of AIG Investment Corporation in New York, the AIG subsidiary responsible for managing the Group's investment portfolios outside the US (primarily Europe, Asia, Latin America, the Middle East and Africa).

2. Washington Z. Sycip, 84, was appointed to the advisory board of JG Summit Holdings, Inc. in August 2001 and is the founder of The SGV Group, a firm of auditors and management consultants, with operations throughout East Asia. He is also Chairman, Board of Trustees and Governors of the Asian Institute of Management, Chairman of the Asia Pacific Advisory Committee of the New York Stock Exchange (1997 – 2004), member of Board of Overseers, Columbia University's Graduate School of Business and member of the International Advisory Board of American International Group and Harvard University Asia Center. He received the Management Man of the Year conferred by the Management Association of the Philippines and Ramon Magsaysay Award for International Understanding.

Executive Officers

1. Eugenie ML Villena, 57, has been Senior Vice President and Chief Financial Officer-Treasurer of JG Summit Holdings, Inc. since 1992 where she is responsible for finance and treasury operations. She is also Senior Vice President–Chief Financial Officer of URC. Prior to joining the Company in 1980, she worked for Bancom Development Corporation, Philippine Pacific Capital Corporation and Pacific Basin Securities, Co., Inc. She is a member of the Financial Executives Institute of the Philippines. She received her Bachelor of Science in Business Administration and a Masters in Business Administration from the University of the Philippines.

2. Constante T. Santos, 57, is Senior Vice President - Corporate Controller of JG Summit Holdings, Inc. since 1998. He had been a Vice President - Corporate Controller of the Company since 1991. He is also Senior Vice President– Corporate Comptroller of URC and RLC. Prior to joining the Company in 1986, he practiced public accounting with SyCip, Gorres, Velayo & Co. in the Philippines and Ernst & Whinney

in the United States. He is a member of the Philippine Institute of Certified Public Accountants. He received his Bachelor of Science in Business Administration from the University of the East and attended the Management Development Program at the Asian Institute of Management.

3. Rosalinda F. Rivera, 35, was appointed Corporate Secretary of the Corporation on August 6, 2003 and has been Assistant Corporate Secretary since May 2002. She is also Corporate Secretary of URC, RLC, JGSPC, CFC Corporation and JG Cement Corporation. Prior to joining the Group, she was a Senior Associate in Puno and Puno Law Offices. She received a degree of Juris Doctor from the Ateneo de Manila University School of Law and a Masters of Law in International Banking from the Boston University School of Law.

SIGNIFICANT EMPLOYEE

There are no persons who are not executive officers of the Company who are expected to make a significant contribution to the business.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS WHICH OCCURRED DURING THE PAST FIVE YEARS.

None of the members of the Board of Directors and executive officers of the Company are involved in any criminal, bankruptcy or insolvency investigations or proceedings for the past five (5) years and up to the date of this report.

FAMILY RELATIONSHIPS

1. Mr. James L. Go is the brother of John Gokongwei, Jr.
2. Mr. Lance Y. Gokongwei is the son of John Gokongwei, Jr.
3. Ms. Lily G. Ngochua is the sister of John Gokongwei, Jr.
4. Mr. Patrick Henry C. Go is the nephew of John Gokongwei, Jr.
5. Mr. Johnson Robert G. Go, Jr. is the nephew of John Gokongwei, Jr

Item 12. Security Ownership of Certain Beneficial Owners and Management

As of December 31, 2005, the Company is not aware of anyone who beneficially owns in excess of 5% of JG Summit's capital stock except as set forth in the table below:

(1) SECURITY OWNERSHIP OF CERTAIN RECORD AND BENEFICIAL OWNERS

Class	Names and Addresses of record owners and relationship with the Corporation	Names of beneficial owner and relationship with record owner	Citizenship	No. of Shares Held	% to Total
Common	John Gokongwei, Jr. 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City (stockholder and Chairman Emeritus)	John L. Gokongwei, Jr.	Filipino	1,875,481,099 (see note 4)	27.59%
Common	Gokongwei Brothers Foundation, Inc. 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City (stockholder)	(see note 1)	Filipino	1,129,135,267	16.61%
Common	Equitable PCI Bank No. 203-78848-4 Equitable PCI Bank Tower 1, Makati Ave. Corner H.V. dela Costa St., Makati City (stockholder)	(see note 2)	Filipino	1,033,319,225	15.20%
Common	PCD Nominee Corporation (Filipino) GF MKSE Building 6767 Ayala Avenue, Makati City (stockholder)	(see note 3)	Filipino	764,318,613	11.25%

1 Gokongwei Brothers Foundation, Inc. (the "Foundation") is a non-stock, non-profit corporation organized by the irrevocable donation by the incorporators, who are also Trustees of the Foundation, of JG Summit Holdings, Inc. shares. Under the Articles of Incorporation and By-Laws of the Foundation, except for salaries of employees and honoraria of consultants and similar expenses for actual services rendered to the Foundation or its projects, no part of the corpus or its income and increments shall benefit or be used for the private gain of any member, trustee, officer or any juridical or natural person whatsoever. The Chairman of the Board of Trustees shall exercise exclusive power and authority to represent and vote for any shares of stock owned by the Foundation in other corporate entities. The incumbent Chairman of the Board of Trustees of the Foundation is Mr. John L. Gokongwei, Jr.

2 Equitable PCI Bank is the trustee of this trust account. The securities are voted by the trustee's designated officers who are not known to the Corporation.

3 PCD Nominee Corporation, a wholly-owned subsidiary of Philippine Central Depository, Inc. ("PCD"), is the registered owner of the shares in the books of the Corporation's transfer agent in the Philippines. The beneficial owners of such shares are PCD Participants, who hold the shares on their behalf, and their clients. PCD is a private Corporation organized by the major institutions actively participating in the Philippine capital markets to implement an automated book-entry system of handling securities transactions in the Philippines. Out of this account, Macquarie Securities (Philippines) holds for various trust accounts 616,534,472 shares representing 9.07% of the Corporation's outstanding capital stock as of December 31, 2005. The securities are voted by the trustee's designated officers who are not known to the Corporation.

4 Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively.

(2) SECURITY OWNERSHIP OF MANAGEMENT AS OF DECEMBER 31, 2005:

Class	Names of shareholder	Position	Amount and nature of Ownership	Citizenship	% to Total
A. Named Executive Officers[1]					
Common	1. John L. Gokongwei, Jr.	Chairman Emeritus	1,875,481,099[2]	Filipino	27.59%
Common	2. James L. Go	Director, Chairman and CEO	216,679,656	Filipino	3.19%
Common	3. Lance Y. Gokongwei	Director, President and COO	235,513,855[3]	Filipino	3.46%
Common	4. Ignacio O. Gotao	Director, SVP	29,882,114	Filipino	0.44%
	Sub-Total		2,357,556,724		34.68%
B. Other Directors and Executive Officers					
Common	5. Lily Ngochua	Director	74,591,775	Filipino	1.09%
Common	6. Patrick Henry C. Go	Director	93,500	Filipino	*
Common	7. Johnson Robert G. Go, Jr.	Director	1	Filipino	*
Common	8. Gabriel C. Singson	Director	1	Filipino	*
Common	9. Ricardo J. Romulo	Director	1	Filipino	*
Common	9. Jose T. Pardo	Director (Independent)	1	Filipino	*
	10. Cornelio T. Peralta	Director (Independent)	11,000	Filipino	*
	Sub-Total		74,696,279		1.09%
C. All directors and executive officers as a group unnamed			2,432,253,003		35.77%

1 Chief Executive Officer and four (4) most highly compensated executive officers as of December 31, 2005.
2 Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively.
3 Sum of shares in the name of "Lance Gokongwei. " and "Lance Y. Gokongwei &/or Elizabeth Gokongwei" for 668,575 and 234,845,280 shares, respectively.
• Less than 0.01%.

The Other Executive Officers of the Corporation have no beneficial ownership over any shares of the Corporation as of December 31, 2005, namely:

1. Eugenie ML Villena - Senior Vice President and Chief Financial Officer – Treasurer
2. Constante T. Santos - Senior Vice President - Corporate Controller
3. Rosalinda F. Rivera - Corporate Secretary

(3) VOTING TRUST HOLDERS OF 5% OR MORE

As of December 31, 2005, there are no persons holding more than 5% of a class under a voting trust or similar agreement.

(4) CHANGES IN CONTROL

None

Item 13. Certain Relationships and Related Transactions

See Note 28 (Related Party Transactions Disclosures) of the Notes to Consolidated Financial Statements. The Company and its subsidiaries and affiliates, in their regular conduct of business, have engaged in transactions with each other and with other affiliated companies, consisting principally of sales and purchases at market prices and advances made and obtained.

PART IV – CORPORATE GOVERNANCE

Item 14. Corporate Governance

Adherence to the principles and practices of good corporate governance, as embodied in its Corporate Governance Manual, has been reinforced by continuous improvement by the Company in order to implement good governance and management practices.

The Board of Directors has approved its Corporate Governance Compliance Evaluation System in late 2003 in order to check and assess the level of compliance of the Company with leading practices on good corporate governance as specified in its Corporate Governance Manual and pertinent SEC Circulars. The System likewise highlights areas for compliance improvement and actions to be taken. One of the system's output is the Annual Corporate Governance Compliance Evaluation Form submitted to the SEC and PSE on or before January 30 of every year starting with calendar year 2003.

Likewise, JG Summit Holdings, Inc. has consistently strived to raise its level of reporting to adopt and implement prescribed international Accounting Standards.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **March 31, 2006**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: [ ] (SEC Use Only)

7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Three Months Ended March 31, 2006 vs. March 31, 2005

JG Summit posted a net income of ₱3.88 billion during the 1st quarter of the year, showing a huge 417% increase over last year's net income of ₱750.4 million for the same period. The significant increase was boosted by the gain derived from the offering of URC common shares in February 2006. In February 2006, URC completed a primary and secondary offering of its common shares. Excluding non-recurring items, net income still increased by 17.7% from ₱573.2 million to ₱674.8 million.

Consolidated revenues were up by 45.9%, from ₱16.13 billion last year to ₱23.54 billion for the same period this year. The substantial growth was driven by the continued improvement in sales and revenues of our core businesses, foods and real estate development, plus the revenue contribution of our petrochemicals business. Our interest income from various investment portfolios boosted our company's revenues, reflecting a 74.8% increase from ₱0.91 billion last year to ₱1.59 billion this year. Other income registered a significant increase from ₱0.46 billion last year to ₱4.92 billion this year, mainly due to the recognition of gain on sale from equity investment amounting to ₱3.21 billion. Other income account also includes unrealized foreign exchange gains from the restatement of our dollar-denominated assets and borrowings. Due to the appreciation of the Philippine Peso against the US Dollar and the substantial dollar-denominated borrowings, the group has recognized a net gain of ₱1.71 billion this year. Not all business units, however, registered a rosy picture as service revenues from our telecommunications business dropped by 6%, while the textile business decreased by 25%.

Gross profit for the 1st three months of the year amounted to ₱5.50 billion, higher by 13% from last year's ₱4.85 billion. Rising costs of services in the air transportation and mobile phone businesses have limited the growth of our gross margins. Operating expenses went up 24.5% from ₱3.99 billion for the first three months last year to ₱4.97 this year. Again, costs of operating the mobile phone business and air transportation and the expansion of our foods business into regional operations have all contributed to such increase.

Financing costs and other charges incurred for the 1st quarter was up by 37.3%, from ₱1.64 billion last year to ₱2.25 billion this year. The increase in level of the Company's financial debt contributed to higher finance cost this year.

EBITDA (earnings before interest, taxes, depreciation and amortization) increased from ₱4.41 billion last year to ₱8.93 billion the first quarter this year. Excluding the non-recurring items, EBITDA increased by 35.2% to ₱5.72 billion this year.

FOODS

Universal Robina Corporation (URC) posted a consolidated net sales and services of ₱9.2 billion for the three months ended December 31, 2005, a 21.7% increase over the same period of last year. The principal reasons for this increase were as follows: (1) ₱1.07 billion or a 19.3% increase in net sales of URC's branded consumer foods segment (excluding packaging) from ₱5.57 billion in 2005 to ₱6.64 billion in 2006, primarily due to a 17.9% increase in net sales of domestic operations. The net sales of the packaging division on the other hand, slightly decreased by 14.6% from ₱377 million in the first quarter of 2005 to ₱322 million in 2006 as a result of decrease in sales volume and selling price. (2) ₱294 million or 35.4% revenue growth of agro-industrial segment brought about by 58.5% increase in net sales of URC's animal feeds business as a result of higher sales volume and 21.3% increase in net sales of the farm business. (3) ₱316 million increase in net sales of URC's commodity foods segment primarily due to increase in net sales of flour and sugar as a result of higher sales volume plus higher sales price of sugar.

URC's cost of sales and services increased by ₱1.26 billion or 22.4%, to ₱6.90 billion in the first quarter of fiscal 2006 from ₱5.64 billion in 2005 due to higher sales and generally higher costs of many major raw materials such as coffee, wheat, potatoes and packaging materials. URC's gross profit improved by 19.3% from ₱1.89 billion last year to ₱2.25 billion this year, however gross margin was slightly lower at 24.6% this year compared to 25.1% last year. Income from operations increased by 13.7% to ₱706.2 million compared to ₱621.0 million recorded last year despite higher operating expenses. Operating expenses increased by 22.0% to ₱1.55 billion due to increase in freight and other selling expenses brought about by higher volume of exports and increased freight rate charges associated with higher fuel prices. Net income for the first quarter of fiscal year 2006 increased by ₱159 million or 28.8% from ₱550 million last year to ₱709 million this year as a result of the factors discussed above.

URC generated EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) of ₱1.96 billion for the three months ended December 31, 2005, reflecting a 36.5% increase from ₱1.44 billion realized in the same period last year.

URC will continue to expand its regional operations and domestically firm up its leadership in its core categories and has again set an aggressive target this year to maintain its dominance in the Philippine market as well as in the ASEAN regional market.

URC and its majority-owned subsidiaries' key performance indicators are sales, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items), net income and total assets.

PROPERTY

Robinsons Land Corporation (RLC) recorded gross revenues of ₱1.72 billion for the first quarter of fiscal year 2006, up by 38% from last year's ₱1.25 billion. The Company was able to achieve a 47.9% growth in Income from Operations, from last year's ₱417.7 million to ₱617.9 million this year. EBITDA amounting to ₱926.7 million this year shows 28.8% increase from last year's balance of ₱719.6 million. Net income for the three months ended December 31, 2005 stood at ₱419.0 million, up by 28% from last year's ₱328.0 million.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 50.7% of the Company's gross revenues. Revenues from Commercial Centers amounted to ₱872.7 million as against last year's ₱778.9 million. The Company flagship malls, Robinsons Galleria and Robinsons Place Manila continue to enjoy excellent rental income, while newer malls such as Robinsons Place Pioneer and Robinsons Place Angeles and the redeveloped Robinsons Place Novaliches are also contributing significantly to the rental growth.

RLC's High Rise Buildings Division registered an 84% growth in revenues from ₱286.3 million last year to ₱526.7 million this year due to the recognition of realized revenues from its residential condominium projects particularly the One Gateway Place, a middle-cost residential condominium building in Pioneer Street, Mandaluyong and One Adriatico Place located along Adriatico Street, Malate Manila. Likewise, the division's office buildings including the newly opened Cybergate Center in the Pioneer Complex, are enjoying almost full occupancy. Rental income from these buildings amounted to ₱79.0 million compared to ₱56.9 million over the same period last year.

The Hotel Division registered gross revenues of ₱219.3 million for the first quarter compared to last year's ₱116.8 million due to the excellent reception in the opening of Crowne Plaza Hotel. Holiday-Inn Galleria Manila (HIGM) remained steady while Cebu Midtown Hotel and Robinsons Apartelle in Mandaluyong registered revenue growth of 24% and 50%, respectively. The Company continues to renovate the hotel rooms and facilities on a regular basis.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported realized revenues amounting to ₱101.3 million, 57% higher than last year's ₱64.5 million. The Division's new projects such as Bloomfields Tagaytay, Bloomfields Davao and Robinsons Residenza Milano in Batangas are very well received by the market. The division is actively negotiating several joint-ventures in key provinces that it currently has operations to further expand its growth.

Real Estate cost increased by 20% from ₱503.2 million last year to ₱605.8 million mainly due to additional units sold by High Rise and Housing Divisions. Hotel costs and expenses increased due to the opening of Crowne Plaza Hotel. General and Administrative expenses increased by 31% mainly as a result of higher marketing and selling expenses on account of higher units sold by High-Rise Division.

RLC's key performance indicators are Gross Revenues, EBIT, EBITDA, Net Income and Debt to Equity Ratio all of which showed improvement during the quarter.

TELECOMMUNICATIONS

DIGITEL's consolidated net revenues registered a 30.7% increase from ₱2,388.3 million for the three months ended March 31, 2005 to ₱3,122.1 million for the three months ended March 31, 2006.

Among the business segments, the wireless communication services posted an increase of ₱20.1M million or 3% increase from ₱730 million revenue of first quarter last year to ₱750.2 million of same period this year while the wireline data communication services which posted an increase of ₱4.5 million or 7% increase from ₱67.7 million revenue for first quarter last year to ₱72.1 million revenue of same period this year. However, the increases were tempered by lower wireline voice communication service and wireless non-service revenue. There had been a drop of ₱ 112.7 million or 9% in the wireline voice communication service while non-service revenue of wireless communication segment decreased by ₱41.8 million or 76%.

Although the impact of the stronger Philippine peso against the the U.S.dollar adversely affected the service revenues of the company, it registered a positive effect in the valuation and servicing of foreign currency denominated loans; thus, DIGITEL posted foreign exchange gains of ₱1,143.9 million for the first quarter this year.

Consolidated costs and expenses amounted to ₱2,723.6 million for the three months ended March 31, 2006, or a 2.6% decrease from ₱2,794.4 million for the three months ended March 31, 2005. The decrease is largely due to the ₱197.9 million or 27.3% decrease in financing cost and other charges due to extinguishment of debt and in lower cost of sales on SIM pack sales. The said decrease is partially offset by the increase in the general and administrative expenses, depreciation and amortization, in the aggregate amount of ₱378 million or 23.9%.

As a result, consolidated income before tax amounted to ₱398.5 million for the three months ended March 31, 2006 compared to loss before tax of ₱409.1 million for the three months ended March 31, 2005.

DIGITEL registered a consolidated EBITDA of ₱591.9 million for the three months ended March 31, 2006 against ₱732.6 million last year.

TEXTILES

Litton Mills, Inc.'s reported revenue for the three-month period ended December 31, 2005 amounted to ₱475.2 million, lower by 25% over last year's ₱631.8 million. Gross margin went down by 30% from 25.1% last year to 17.6% this year brought about by higher direct labor and fuel costs. Despite lower sales, variable selling expenses still went up by 51% during the first quarter of this year amounting to ₱42.4 million this year from ₱28.0 million last year. Aside from this, interest and financing charges also increased substantially from ₱4.5 million last year to ₱14.6 million this year relative to higher loans payable. These factors contributed to the complete turnaround of the net results of operations, from a net income of ₱6.5 million last year to a net loss of ₱54.4 million this year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue increased by 27% during the period from last year's ₱1.11 billion to this year's ₱1.41 billion, as a result of increase in sales volume by 28%. However, gross margin still went down by 7% from 10.9% last year to 10.2% this year. As of December 31, 2005, operating expenses decreased by 12% from ₱198.2 million last year to ₱175.3 million this year. Net loss decreased from ₱130.3 million last year to ₱16.7 million this year.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) reported revenues of ₱1.96 billion for the three-month period ended March 31, 2006, a 6% increase over last year's ₱1.85 billion for the same period. Costs and operating expenses increased by 15%, from ₱1.9 billion last year to ₱2.2 billion this year brought about by higher depreciation expense related to acquisition of new airbus and higher aircraft lease. The Company also recognized interest expense this year amounting to ₱63.9 million and foreign exchange gain amounting to ₱202.0 million, both of which were related to its dollar-denominated finance lease obligation. Net loss increased to ₱92.9 million from last year's ₱54.1 million.

EQUITY EARNINGS

Equity earnings from associated companies and joint ventures were reported at ₱246.1 million for the three-month period ended March 31, 2006, higher by 12% from last year's equity earnings of ₱219.8 million. The growth was attributable to increase in equity ownership in United Industrial Corp., Limited from 26.1% last year to 30.7% this year.

Financial Position

March 31, 2006 vs. December 31, 2005

As of March 31, 2006, the Company's balance sheet remains solid, with consolidated assets of ₱213.59 billion from ₱201.23 billion as of December 31, 2005.

Cash and cash equivalents showed a significant increase from ₱5.46 billion as of December 31, 2005 to ₱14.53 billion as of March 31, 2006. The principal sources of cash were from operating activities amounting to 7.97 billion. As of March 31, 2006, net cash used in investing activities amounted to ₱3.93 billion, while net cash provided by financing activities amounted to ₱5.03 billion. Investment in bonds and equity securities, presented under financial assets at fair value through profit and loss, available for sale investments and held-to-maturity investments, slightly decreased by 1.1% from ₱33.47 billion as of December 31, 2005 to ₱33.10 billion as of March 31, 2006. The Company does not expect any liquidity problems that may arise in the near future.

Receivables went up by 4.7% from ₱22.6 billion as of December 31, 2005 to ₱23.7 billion as of March 31, 2006 mainly due to higher installment sales of the property sector.

Inventories grew by 2.9% from ₱11.10 billion as of December 31, 2005 to ₱11.42 billion as of March 31, 2006 due to increase in raw materials and subdivision lots.

Accounts payable and accrued expenses increased by 5.5% from ₱26.06 billion as of year-end 2005 to ₱27.49 billion mainly due to higher accrued expenses.

Other current liabilities increased by 21.8% to ₱5.42 billion as of March 31, 2006 from ₱4.45 billion as of December 31, 2005 due to higher customer deposits and recognition of derivative liability from our capital markets business.

Short-term debt decreased by 20.7% from 19.09 billion as of December 31, 2005 to ₱15.14 billion as of March 31, 2006 due to settlement of loans during the period.

Estimated land development costs, including current portion decreased by 17.9% to ₱1.23 billion in 2006 from ₱1.5 billion in 2005 due to payment for construction cost of units sold.

Long-term debt, including current portion, increased by 4% from ₱66.72 billion as of December 31, 2005 to ₱69.64 billion due to the USD 300 million bond issuance of an offshore company. This was offset by settlement of long-term debt from various subsidiaries.

Stockholders' equity grew to ₱82.85 billion as of March 31, 2006 from ₱71.87 billion at the end of 2005. Book value per share improved from ₱9.43 per share as of December 31, 2005 to ₱9.92 per share as of March 31, 2006.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of March 31, 2006 and December 31, 2005 and for the three months ended March 31, 2006 and 2005:

- Revenues amounted to ₱23.54 billion for the three months ended March 31, 2006, up by 46% from last year's ₱16.13 billion.
- EBIT increased by 49.6% to ₱3.68 billion as against last year's ₱2.46 billion.
- EBITDA including non-recurring items increased 102% from ₱4.41 billion in 2005 to ₱8.93 billion in 2006. EBITDA excluding non-recurring items also increased by 35.2% from ₱4.23 billion in 2005 to ₱5.72 billion for the three months ended March 31, 2006.
- As of March 31, 2006, current ratio stood at 1.64:1 compared to 1.24:1 as of December 31, 2005.
- Financial debt to equity ratio stood at 1.05:1 as of March 31, 2006 as against 1.22.1 as of December 31, 2005 while Net debt to equity ratio decreased to 0.49:1 from 0.70:1 as of December 31, 2005.

The manner by which the Company calculates the above key performance indicators for both year-end 2006 and 2005 is as follows:

- Revenues;
- EBIT (earnings before interest and taxes) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges and Nonrecurring items;
- EBITDA (earnings before interest, taxes and depreciation and amortization charges) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges, Nonrecurring items and Depreciation & amortization;
- Current Ratio computed as Current assets divided by current liabilities; and
- Financial Debt to Equity ratio computed as total financial debt divided by total equity plus minority interest. Net Debt to equity ratio computed as total financial debt less cash and temporary investments over total equity plus minority interest.

As of March 31, 2006, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:



JAMES L. GO
Chairman and Chief Executive Officer
Date: May 15, 2006



CONSTANTE T. SANTOS
SVP - Corporate Controller
Date: May 15, 2006

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	**₱14,527,773**	₱5,459,047
Financial assets at fair value through profit and loss	**28,313,400**	29,122,632
Available-for-sale investments	**4,194,681**	3,929,698
Receivables - net	**23,660,166**	22,595,364
Inventories - net (Note 2)	**11,416,053**	11,095,943
Other current assets	**4,034,994**	4,093,565
Total Current Assets	**86,147,067**	76,296,249
Noncurrent Assets		
Held-to-maturity investments	**590,705**	419,243
Investments in associates and joint ventures - net	**17,558,542**	17,106,587
Investment properties - net	**19,734,805**	18,627,034
Property, plant and equipment - net	**81,770,563**	81,200,781
Goodwill - net	**1,581,066**	1,619,423
Intangibles - net	**421,085**	435,159
Other noncurrent assets	**5,784,486**	5,524,233
Total Noncurrent Assets	**127,441,252**	124,932,460
	₱213,588,319	₱201,228,709
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**₱27,485,145**	₱26,056,016
Short-term debt	**15,141,192**	19,090,343
Current portion of:		
Long-term debt (Note 3)	**4,360,077**	11,440,033
Estimated liability for property and land development	**239,790**	418,091
Other current liabilities	**5,424,179**	4,454,525
Total Current Liabilities	**52,650,383**	61,459,008
Noncurrent Liabilities		
Long-term debt - net of current portion (Note 3)	**65,278,944**	55,276,295
Estimated liability for property and land development - net of current portion	**995,139**	1,085,427
Cumulative redeemable preferred shares	**2,107,819**	2,107,819
Deferred income tax liabilities - net	**2,332,908**	2,252,210
Other noncurrent liabilities	**7,371,061**	7,174,601
Total Noncurrent Liabilities	**78,085,871**	67,896,352
Total Liabilities	**130,736,254**	129,355,360
Equity		
Equity attributable to equity holders of the parent:		
Paid-up capital	**12,856,988**	12,856,988
Retained earnings	**54,999,342**	51,118,018
Other reserves	**313,742**	832,982
Treasury shares	**(721,848)**	(721,848)
	67,448,224	64,086,140
Minority interest	**15,403,841**	7,787,209
Total Equity	**82,852,065**	71,873,349
	₱213,588,319	₱201,228,709

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except Per Share Amounts)

	Three Months Ended March 31	
	2006	2005 (As restated)
REVENUES		
Sales and services:		
Foods	**₱9,153,252**	₱7,523,740
Telecommunications	**2,018,785**	2,148,782
Air transportation	**1,962,577**	1,848,001
Real estate and hotels	**1,718,745**	1,245,425
Petrochemicals	**1,411,010**	1,113,148
Textiles	**475,193**	631,858
Other supplementary businesses	**33,982**	29,685
Interest income	**1,590,022**	909,674
Equity in net earnings of associates and joint ventures	**246,083**	219,782
Others	**4,925,744**	460,165
	23,535,393	16,130,260
EXPENSES		
Cost of sales and services	**11,277,627**	9,693,019
Operating and other expenses	**4,973,915**	3,994,184
Financing costs and other charges	**2,247,285**	1,636,312
	18,498,827	15,323,515
INCOME BEFORE INCOME TAX	**5,036,566**	806,745
PROVISION FOR INCOME TAX	**754,118**	247,772
NET INCOME	**₱4,282,448**	₱558,973
ATTRIBUTABLE TO		
Equity holders of the parent	**₱3,881,323**	₱750,420
Minority interest	**401,125**	(191,447)
	₱4,282,448	₱558,973
BASIC EARNINGS PER SHARE (Note 4)	**₱0.57**	₱0.11

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on March 31, 2005 Unaudited Consolidated Financials Statements were restated to conform with the March 31, 2006 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands)

	Three Months Ended March 31	
	2006	2005 (As restated)
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Issued:		
Common - 6,895,273,657 shares	**₱6,895,274**	₱6,895,274
Additional paid-in capital	**5,961,714**	5,961,714
Accumulated translation adjustment	**313,742**	1,273,210
Retained earnings		
Beginning	**51,118,018**	50,440,412
Effect of changes in accounting policies	–	(167,230)
As restated	**51,118,018**	50,273,182
Cumulative effect of change in accounting policy for financial instruments as of January 1, 2005	–	46,153
As adjusted	**51,118,018**	50,319,335
Net income	**3,881,324**	750,420
End	**54,999,342**	51,069,755
Treasury stock -at cost	**(721,848)**	(721,848)
	₱67,448,224	₱64,478,105

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Three Months Ended March 31	
	2006	2005 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax	**₱5,036,566**	₱806,745
Adjustments for:		
Depreciation and amortization	**2,047,622**	1,801,061
Interest expense	**2,238,429**	1,611,595
Interest income	**(1,590,022)**	(851,543)
Equity in net earnings of associates and joint ventures	**(246,083)**	(219,782)
Provisions for impairment losses on trade and other receivables	**47,503**	47,538
Operating income before changes in operating accounts	**7,534,015**	3,195,614
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	**(975,381)**	(1,231,330)
Inventories	**(588,699)**	(1,374,919)
Other current assets	**58,571**	(217,328)
Increase (decrease) in:		
Accounts payable and accrued expenses	**786,194**	1,509,367
Other current liabilities	**969,654**	1,186,905
Net cash generated from (used in) operations	**7,784,354**	3,068,309
Interest received	**1,453,099**	834,153
Interest paid	**(1,595,494)**	(1,176,434)
Income taxes paid	**324,363**	314,619
Net cash provided by operating activities	**7,966,322**	3,040,647
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Financial assets at fair value through profit and loss	**809,231**	–
Available-for-sale investments	**(264,983)**	–
Held-to-maturity investments	**(171,461)**	–
Temporary investments	–	(375,500)
Other noncurrent assets	**(328,045)**	(434,070)
Investments in associates and joint ventures	**(397,639)**	–
Property, plant and equipment - net	**(2,471,206)**	(1,958,407)
Investment properties - net	**(1,107,771)**	(385,280)
Net cash used in investing activities	**(3,931,874)**	(3,153,257)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Short-term debt	**(3,949,151)**	2,045,354
Long-term debt	**2,896,718**	(1,386,237)
Other noncurrent liabilities	**(182,151)**	6,830
Minority interest in consolidated subsidiaries	**6,268,862**	(51,871)
Net cash provided by financing activities	**5,034,278**	614,076
NET INCREASE IN CASH AND CASH EQUIVALENTS	**9,068,726**	501,466
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**5,459,047**	8,015,823
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**₱14,527,773**	₱8,517,289

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in compliance with accounting principles generally accepted in the Philippines (Philippine GAAP), as set forth in Philippine Financial Reporting Standards (PFRS). The consolidated financial statements are presented in Philippine Peso and have been prepared under the historical cost convention method, except for financial assets at fair value through profit and loss (FVPL), available for sale (AFS) investments and certain derivative financial instruments which are measured ar fair value, and hog market stocks which are measured at fair value less cost to sell.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

These interim financial statements followed the same accounting policies and methods of computation by which the most recent annual audited financial statements have been prepared. The Group adopted the following new or revised accounting standards in 2005:

- PFRS 1, First-time Adoption of PFRS
- PFRS 2, Share-Based Payment
- PFRS 3, Business Combination
- PFRS 5, Noncurrent Assets Held for Sale and Discontinued Operations
- PAS 16, Property, Plant and Equipment
- PAS 19, Employment Benefits
- PAS 21, The Effects of Changes in Foreign Exchange Rates
- PAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions
- PAS 32, Financial Instruments: Disclosures and Presentation
- PAS 38, Intangible Assets
- PAS 39, Financial Instruments: Recognition and Measurement
- PAS 40, Investment Property
- PAS 41, Agriculture

The comparative figures in 2005 were restated to reflect the adjustments resulting from the adoption of the abovementioned accounting standards.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarter ended March 31, 2006 and 2005 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

Companies	Effective Percentage of Ownership	
	2006	2005
Foods		
Universal Robina Corporation and Subsidiaries	**59.18**	86.12
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**85.00**	90.11
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.80**	49.90
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
Multinational Finance Group Ltd.	**100.00**	100.00
Petrochemicals		
JG Summit Petrochemical Corporation	**82.28**	82.28
Air Transportation		
Cebu Air, Inc.	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00

Under Philippine GAAP, it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and substantially all subsidiaries in supplementary businesses.

2. INVENTORIES

Inventories consist of:	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
At cost:		
Finished Goods	**₱2,994,357**	₱3,037,364
Raw materials	**2,621,675**	2,412,095
	5,616,032	5,449,459
At NRV:		
Spare parts, packaging materials and other supplies	**2,473,592**	2,426,719
Work in process	**416,933**	458,036
Subdivision land & condominium units held for sale	**988,097**	647,977
By-products	**9,777**	7,217
	3,888,399	3,539,949
At fair value less cost to sell:		
Poultry and hog market stock	**817,597**	848,543
Materials in-transit	**1,094,025**	1,257,992
	₱11,416,053	₱11,095,943

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
Parent Company		
Foreign Currency:		
Bayerische HypoVereinsbank AG (HypoVereinsbank) loan	**₱5,633,515**	₱6,067,727
Philippine Peso:		
Loan from a local bank	**750,000**	750,000
	6,383,515	6,817,727
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	**55,626**	60,336
US$ 100 million 9.25% Notes Due 2006		4,970,930
US$ 102.3 million Guaranteed Floating Rate Notes	–	
and Term Loan Facility, Due 2006	**626,246**	2,613,170
US$100 million 8 3/8% Notes Due 2006	**2,759,276**	2,902,668
US$300 million 8.25% Notes Due 2008	**14,761,612**	15,320,137
US$125 million 9% Notes Due 2008	**5,765,921**	6,954,603
US$200 million 8.25% Notes Due 2012	**10,482,710**	11,055,229
US$300 million 8% Notes Due 2013	**13,656,240**	–
Zero Coupon 12% Convertible Bonds Due 2013	**11,328**	10,421
Various borrowings from HypoVereinsbank, interest rates ranging from 1.12% to LIBOR + 0.75%	**470,085**	684,527
Various term loan facilities, interest rates ranging from LIBOR + 0.75% to 2.70%	**4,063,472**	4,265,731
Finance lease obligations	**5,187,243**	5,477,173
Minimum purchase agreement	**332,313**	345,085
	58,172,070	54,660,010

(Forward)

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
Philippine Pesos:		
Capital lease obligation	**₱2,475,540**	₱2,475,540
Borrowing from a local bank	**700,000**	700,000
₱1,000 Million Loan	**1,000,000**	1,000,000
₱1,000 Million Bonds	**850,000**	1,000,000
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	**57,895**	63,051
	5,083,435	5,238,591
	69,639,021	66,716,328
Less current portion	**4,360,077**	11,440,033
	₱65,278,944	₱55,276,295

The exchange rate used to restate the foreign currency denominated long-term borrowings as of March 31, 2006 was ₱51.125:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of ₱53.090:US$1.

4. Earnings Per Share

The following table presents information necessary to calculate EPS as of March 31, 2006 and 2005:

	2006	2005
Net income	**₱3,881,324**	₱750,420
Weighted average number of common shares	**6,797,191,657**	6,797,191,657
Basic Earnings per share	**₱0.57**	₱0.11

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

	REVENUES		EXPENSES	
	2006	2005	**2006**	2005
Foods	**₱9,153,252**	₱7,523,740	**₱8,733,880**	₱7,050,065
Telecommunications	**2,018,785**	2,148,782	**1,997,262**	2,373,977
Petrochemicals	**1,411,010**	1,113,148	**1,424,719**	1,220,385
Air transportation	**1,962,577**	1,848,001	**2,055,507**	1,902,128
Real estate & hotels	**1,718,745**	1,245,425	**1,362,625**	949,894
Textiles and other supplementary business	**509,175**	661,543	**562,914**	664,523
Parent/International, capital & financial services	**6,761,849**	1,589,621	**3,517,163**	1,218,869
	₱23,535,393	₱16,130,260	**₱19,654,070**	₱15,379,840

	NET INCOME		TOTAL ASSETS	
	2006	2005	**2006**	2005
Foods	**₱419,372**	₱473,675	**₱54,552,892**	₱45,177,454
Telecommunications	**21,523**	(225,195)	**55,049,504**	52,860,305
Petrochemicals	**(13,709)**	(107,237)	**8,574,244**	11,979,603
Air transportation	**(92,930)**	(54,127)	**13,524,113**	6,004,145
Real estate & hotels	**356,120**	295,531	**27,286,593**	23,949,554
Textiles and other supplementary business	**(53,739)**	(2,980)	**4,192,964**	4,291,791
Parent/International, capital & financial services	**3,244,686**	370,752	**50,408,010**	37,012,703
	₱3,881,323	₱750,420	**₱213,588,319**	₱181,275,555

	LIABILITIES		NET ASSETS (EQUITY + MI)	
	2006	2005	**2006**	2005
Foods	**₱29,000,484**	₱21,268,235	**₱25,552,408**	₱23,909,219
Telecommunications	**52,451,720**	45,424,576	**2,597,784**	7,435,729
Petrochemicals	**5,852,566**	4,815,371	**2,721,678**	7,164,232
Air transportation	**12,882,486**	5,246,421	**641,627**	757,724
Real estate & hotels	**13,264,041**	10,797,909	**14,022,552**	13,151,645
Textiles and other supplementary business	**1,825,958**	1,947,989	**2,367,006**	2,343,803
Parent/International, capital & financial services	**15,458,999**	14,581,746	**34,949,011**	22,430,957
	₱130,736,254	₱104,082,247	**₱82,852,065**	₱77,193,308

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
March 31, 2006

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	12,574,713	9,074,194	3,500,519
Less: Allowance for impairment losses	(3,050,562)	-	(3,050,562)
NET TRADE RECEIVABLES	9,524,152	9,074,194	449,957
NON-TRADE RECEIVABLES			
Finance receivables	3,926,122	3,926,122	-
Others	10,209,893	7,511,234	2,698,659
	14,136,015	11,437,356	2,698,659
	23,660,166	20,511,550	3,148,616

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G   S U M M I T   H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F   R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B   A V E . C O R . P O V E D A   S T
O R T I G A S   C E N T E R , P A S I G   C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Notice of Resetting of the Annual Meeting of the Stockholders of JG Summit Holdings, Inc.

N/A
Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

RECEIVED
2006 JUN 30 P 2:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION



SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **May 8, 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

The Board of Directors of JG Summit Holdings, Inc. ("the Corporation") has reset the forthcoming Annual Meeting of the Stockholders from the second Thursday of June to June 21, 2006 at 5:00 p.m. at the Ballroom B of the Crowne Plaza Galleria Manila, ADB Avenue corner Ortigas Avenue, Quezon City. Only stockholders of record as of May 22, 2006 shall be entitled to notice of the meeting and to vote.

The agenda for the meeting is as follows:

1. **Proof of notice of the meeting and existence of a quorum.**
2. **Reading and approval of the Minutes of the Annual Meeting of the Stockholders held on August 18, 2005.**
3. **Presentation of Annual Report and approval of Financial Statements for the preceding year.**
4. **Election of Board of Directors.**
5. **Election of External Auditors.**
6. **Ratification of all acts of the Board of Directors and Management since the last annual meeting.**
7. **Consideration of such other matters as may properly come during the meeting.**
8. **Adjournment.**

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



May 8, 2006
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Notice of Resetting of the Annual Meeting of the Stockholders of JG Summit Holdings, Inc. to June 28, 2006

N/A
Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION


SEC
HRAD
MAY 15 2006
19
CENTRAL RECEIVING AND
RECORDS DIVISION
By:

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **May 15, 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

The Board of Directors of JG Summit Holdings, Inc. (the "Company") has reset the forthcoming Annual Stockholders' Meeting of the Company to June 28, 2006 at 5:00 p.m. at the Ballroom C, D & E of the Crowne Plaza Galleria Manila, ADB Avenue corner Ortigas Avenue, Quezon City. Only stockholders of record as of May 29, 2006 shall be entitled to notice of the meeting and to vote.

This amends the Annual Stockholders' Meeting date of June 21, 2006, the record date of May 22, 2006 and the venue of Ballroom B of the Crowne Plaza Galleria Manila, previously set and stated in the Preliminary Information Statement and the SEC Form 17-C filed with the Securities and Exchange Commission and the Philippine Stock Exchange on May 2, 2006 and May 8, 2006, respectively.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



May 15, 2006
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos

(Contact Person)

633-7631

(Company Telephone Number)

1 2 | 3 1

Month *Day*
(Fiscal Year)

1 7 Q

(Form Type)

Month *Day*
(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

'06 MAY 16 A8:58

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **March 31, 2006**
2. Commission identification number **184044**
3. BIR Tax Identification No **000-775-860**
4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**
5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: ____ (SEC Use Only)
7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Three Months Ended March 31, 2006 vs. March 31, 2005

JG Summit posted a net income of ₱3.88 billion during the 1st quarter of the year, showing a huge 417% increase over last year's net income of ₱750.4 million for the same period. The significant increase was boosted by the gain derived from the offering of URC common shares in February 2006. In February 2006, URC completed a primary and secondary offering of its common shares. Excluding non-recurring items, net income still increased by 17.7% from ₱573.2 million to ₱674.8 million.

Consolidated revenues were up by 45.9%, from ₱16.13 billion last year to ₱23.54 billion for the same period this year. The substantial growth was driven by the continued improvement in sales and revenues of our core businesses, foods and real estate development, plus the revenue contribution of our petrochemicals business. Our interest income from various investment portfolios boosted our company's revenues, reflecting a 74.8% increase from ₱0.91 billion last year to ₱1.59 billion this year. Other income registered a significant increase from ₱0.46 billion last year to ₱4.92 billion this year, mainly due to the recognition of gain on sale from equity investment amounting to ₱3.21 billion. Other income account also includes unrealized foreign exchange gains from the restatement of our dollar-denominated assets and borrowings. Due to the appreciation of the Philippine Peso against the US Dollar and the substantial dollar-denominated borrowings, the group has recognized a net gain of ₱1.71 billion this year. Not all business units, however, registered a rosy picture as service revenues from our telecommunications business dropped by 6%, while the textile business decreased by 25%.

Gross profit for the 1st three months of the year amounted to ₱5.50 billion, higher by 13% from last year's ₱4.85 billion. Rising costs of services in the air transportation and mobile phone businesses have limited the growth of our gross margins. Operating expenses went up 24.5% from ₱3.99 billion

for the first three months last year to ₱4.97 this year. Again, costs of operating the mobile phone business and air transportation and the expansion of our foods business into regional operations have all contributed to such increase.

Financing costs and other charges incurred for the 1st quarter was up by 37.3%, from ₱1.64 billion last year to ₱2.25 billion this year. The increase in level of the Company's financial debt contributed to higher finance cost this year.

EBITDA (earnings before interest, taxes, depreciation and amortization) increased from ₱4.41 billion last year to ₱8.93 billion the first quarter this year. Excluding the non-recurring items, EBITDA increased by 35.2% to ₱5.72 billion this year.

FOODS

Universal Robina Corporation (URC) posted a consolidated net sales and services of ₱9.2 billion for the three months ended December 31, 2005, a 21.7% increase over the same period of last year. The principal reasons for this increase were as follows: (1) ₱1.07 billion or a 19.3% increase in net sales of URC's branded consumer foods segment (excluding packaging) from ₱5.57 billion in 2005 to ₱6.64 billion in 2006, primarily due to a 17.9% increase in net sales of domestic operations. The net sales of the packaging division on the other hand, slightly decreased by 14.6% from ₱377 million in the first quarter of 2005 to ₱322 million in 2006 as a result of decrease in sales volume and selling price. (2) ₱294 million or 35.4% revenue growth of agro-industrial segment brought about by 58.5% increase in net sales of URC's animal feeds business as a result of higher sales volume and 21.3% increase in net sales of the farm business. (3) ₱316 million increase in net sales of URC's commodity foods segment primarily due to increase in net sales of flour and sugar as a result of higher sales volume plus higher sales price of sugar.

URC's cost of sales and services increased by ₱1.26 billion or 22.4%, to ₱6.90 billion in the first quarter of fiscal 2006 from ₱5.64 billion in 2005 due to higher sales and generally higher costs or many major raw materials such as coffee, wheat, potatoes and packaging materials. URC's gross profit improved by 19.3% from ₱1.89 billion last year to ₱2.25 billion this year, however gross margin was slightly lower at 24.6% this year compared to 25.1% last year. Income from operations increased by 13.7% to ₱706.2 million compared to ₱621.0 million recorded last year despite higher operating expenses. Operating expenses increased by 22.0% to ₱1.55 billion due to increase in freight and other selling expenses brought about by higher volume of exports and increased freight rate charges associated with higher fuel prices. Net income for the first quarter of fiscal year 2006 increased by ₱159 million or 28.8% from ₱550 million last year to ₱709 million this year as a result of the factors discussed above.

URC generated EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) of ₱1.96 billion for the three months ended December 31, 2005, reflecting a 36.5% increase from ₱1.44 billion realized in the same period last year.

URC will continue to expand its regional operations and domestically firm up its leadership in its core categories and has again set an aggressive target this year to maintain its dominance in the Philippine market as well as in the ASEAN regional market.

URC and its majority-owned subsidiaries' key performance indicators are sales, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items), net income and total assets.

PROPERTY

Robinsons Land Corporation (RLC) recorded gross revenues of ₱1.72 billion for the first quarter of fiscal year 2006, up by 38% from last year's ₱1.25 billion. The Company was able to achieve a 47.9% growth in Income from Operations, from last year's ₱417.7 million to ₱617.9 million this year.

EBITDA amounting to ₱926.7 million this year shows 28.8% increase from last year's balance of ₱719.6 million. Net income for the three months ended December 31, 2005 stood at ₱419.0 million, up by 28% from last year's ₱328.0 million.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 50.7% of the Company's gross revenues. Revenues from Commercial Centers amounted to ₱872.7 million as against last year's ₱778.9 million. The Company flagship malls, Robinsons Galleria and Robinsons Place Manila continue to enjoy excellent rental income, while newer malls such as Robinsons Place Pioneer and Robinsons Place Angeles and the redeveloped Robinsons Place Novaliches are also contributing significantly to the rental growth.

RLC's High Rise Buildings Division registered an 84% growth in revenues from ₱286.3 million last year to ₱526.7 million this year due to the recognition of realized revenues from its residential condominium projects particularly the One Gateway Place, a middle-cost residential condominium building in Pioneer Street, Mandaluyong and One Adriatico Place located along Adriatico Street, Malate Manila. Likewise, the division's office buildings including the newly opened Cybergate Center in the Pioneer Complex, are enjoying almost full occupancy. Rental income from these buildings amounted to ₱79.0 million to ₱56.9 million over the same period last year.

The Hotel Division registered gross revenues of ₱219.3 million for the first quarter compared to last year's P116.8 million due to the excellent reception in the opening of Crowne Plaza Hotel. Holiday-Inn Galleria Manila (HIGM) remained steady while Cebu Midtown Hotel and Robinsons Apartelle in Mandaluyong registered revenue growth of 24% and 50%, respectively. The Company continues to renovate the hotel rooms and facilities on a regular basis.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported realized revenues amounting to ₱101.3 million, 57% higher than last year's ₱64.5 million. The Division's new projects such as Bloomfields Tagaytay, Bloomfields Davao and Robinsons Residenza Milano in Batangas are very well received by the market. The division is actively negotiating several joint-ventures in key provinces that it currently has operations to further expand its growth.

Real Estate cost increased by 20% from ₱503.2 million last year to ₱605.8 million mainly due to additional units sold by High Rise and Housing Divisions. Hotel costs and expenses increased due to the opening of Crown Plaza Hotel. General and Administrative expenses increased by 31% mainly as a result of higher marketing and selling expenses on account of higher units sold by High-Rise Division.

RLC's key performance indicators are Gross Revenues, EBIT, EBITDA, Net Income and Debt to Equity Ratio all of which showed improvement during the quarter.

TELECOMMUNICATIONS

DIGITEL's consolidated net revenues registered a 30.7% increase from ₱2,388.3 million for the three months ended March 31, 2005 to ₱3,122.1 million for the three months ended March 31, 2006.

Among the business segments, the wireless communication services posted an increase of ₱20.1M million or 3% increase from ₱730 million service revenue of first quarter last year to ₱750.2 million of same period this year while the wireline data communication services which posted an increase of ₱4.5 million or 7% increase from ₱67.7million service revenue for first quarter last year to ₱72.1 million revenue of same period this year. However, the increases were tempered by lower wireline voice communication service and wireless non-service revenue. There had been a drop of ₱112.7 million or 9% in the wireline voice communication service while non-service revenue of wireless communication segment decreased by ₱41.8 million or 76%.

Although the impact of the stronger Philippine peso against the the U.S.dollar adversely affected the service revenues of the company, it registered a positive effect in the valuation and servicing of foreign currency denominated loans; thus, *DIGITEL* posted foreign exchange gains of ₱1,066 million for the first quarter this year.

Consolidated costs and expenses amounted to ₱2,723.6 million for the three months ended March 31, 2006, or a 2.6% decrease from ₱2,794.4 million for the three months ended March 31, 2005. The decrease is largely due to the ₱453.2 million or 38.8% decrease in financing cost and other charges due to extinguishment of debt and in lower cost of sales on SIM pack sales. The said decrease is partially offset by the increase in the general and administrative expenses, depreciation and amortization, in the aggregate amount of ₱378 million or 23.9%.

As a result, consolidated income before tax amounted to ₱398.5 million for the three months ended March 31, 2006 compared to loss before tax of ₱409.1 million for the three months ended March 31, 2005.

DIGITEL registered a consolidated EBITDA of ₱591.9 million for the three months ended March 31, 2006 against ₱732.6 million last year.

TEXTILES

Litton Mills, Inc.'s reported revenue for the three-month period ended December 31, 2005 amounted to ₱475.2 million, lower by 25% over last year's ₱631.8 million. Gross margin went down by 30% from 25.1% last year to 17.6% this year brought about by higher direct labor and fuel costs. Despite lower sales, variable selling expenses still went up by 51% during the first quarter of this year amounting to ₱42.4 million this year from ₱28.0 million last year. Aside from this, interest and financing charges also increased substantially from ₱4.5 million last year to ₱14.6 million this year relative to higher loans payable. These factors contributed to the complete turnaround of the net results of operations, from a net income of ₱6.5 million last year to a net loss of ₱54.4 million this year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue increased by 27% during the period from last year's ₱1.11 billion to this year's ₱1.41 billion, as a result of increase in sales volume by 28%. However, gross margin still went down by 7% from 10.9% last year to 10.2% this year. As of December 31, 2005, operating expenses decreased by 12% from ₱198.2 million last year to ₱175.3 million this year. Net loss decreased from ₱130.3 million last year to ₱16.7 million this year.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) reported revenues of ₱1.96 billion for the three-month period ended March 31, 2006, a 6% increase over last year's ₱1.85 billion for the same period. Costs and operating expenses increased by 15%, from ₱1.9 billion last year to ₱2.2 billion this year brought about by higher depreciation expense related to acquisition of new airbus and higher aircraft lease. The Company also recognized interest expense this year amounting to ₱63.9 million and foreign exchange gain amounting to ₱202.0 million, both of which were related to its dollar-denominated finance lease obligation. Net loss increased to ₱92.9 million from last year's ₱54.1 million.

EQUITY EARNINGS

Equity earnings from associated companies and joint ventures were reported at ₱246.1 million for the three-month period ended March 31, 2006, higher by 12% from last year's equity earnings of ₱219.8

million. The growth was attributable to increase in equity ownership in United Industrial Corp., Limited from 26.1% last year to 30.7% this year.

Financial Position

March 31, 2006 vs. December 31, 2005

As of March 31, 2006, the Company's balance sheet remains solid, with consolidated assets of ₱213.59 billion from ₱201.23 billion as of December 31, 2005.

Cash and cash equivalents showed a significant increase from ₱5.46 billion as of December 31, 2005 to ₱14.53 billion as of March 31, 2006. The principal sources of cash were from operating activities amounting to ₱7.97 billion. As of March 31, 2006, net cash used in investing activities amounted to ₱3.93 billion, while net cash provided by financing activities amounted to ₱ 5.03 billion. Investment in bonds and equity securities, presented under financial assets at fair value through profit and loss, available for sale investments and held-to-maturity investments, slightly decreased by 1.1% from ₱33.47 billion as of December 31, 2005 to ₱33.10 billion as of March 31, 2006. The Company does not expect any liquidity problems that may arise in the near future.

Receivables went up by 4.7% from ₱22.6 billion as of December 31, 2005 to ₱23.7 billion as of March 31, 2006 mainly due to higher installment sales of the property sector.

Inventories grew by 2.9% from ₱11.10 billion as of December 31, 2005 to ₱11.42 billion as of March 31, 2006 due to increase in raw materials and subdivision lots.

Accounts payable and accrued expenses increased by 5.5% from ₱26.06 billion as of year-end 2005 to ₱27.49 billion mainly due to higher accrued expenses.

Other current liabilities increased by 21.8% to ₱5.42 billion as of March 31, 2006 from ₱4.45 billion as of December 31, 2005 due to higher customer deposits and recognition of derivative liability from our capital markets business.

Short-term debt decreased by 20.7% from ₱19.09 billion as of December 31, 2005 to ₱15.14 billion as of March 31, 2006 due to settlement of loans during the period.

Estimated land development costs, including current portion decreased by 17.9% to ₱1.23 billion in 2006 from ₱1.5 billion in 2005 due to payment for construction cost of units sold.

Long-term debt, including current portion, increased by 4% from ₱66.72 billion as of December 31, 2005 to ₱69.64 billion due to the USD 300 million bond issuance of an offshore company. This was offset by settlement of long-term debt from various subsidiaries.

Stockholders' equity grew to ₱82.85 billion as of March 31, 2006 from ₱71.87 billion at the end of 2005. Book value per share improved from ₱9.43 per share as of December 31, 2005 to ₱9.92 per share as of March 31, 2006.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of March 31, 2006 and December 31, 2005 and for the three months ended March 31, 2006 and

2005:

- Revenues amounted to ₱23.54 billion for the three months ended March 31, 2006, up by 46% from last year's ₱16.13 billion.
- EBIT increased by 49.6% to ₱3.68 billion as against last year's ₱2.46 billion.
- EBITDA including non-recurring items increased 102% from ₱4.41 billion in 2005 to ₱8.93 billion in 2006. EBITDA excluding non-recurring items also increased by 35.2% from ₱4.23 billion in 2005 to ₱5.72 billion for the three months ended March 31, 2006.
- As of March 31, 2006, current ratio stood at 1.64:1 compared to 1.24:1 as of December 31, 2005.
- Financial debt to equity ratio stood at 1.05:1 as of March 31, 2006 as against 1.22.1 as of December 31, 2005 while Net debt to equity ratio decreased to 0.49:1 from 0.70:1 as of December 31, 2005.

The manner by which the Company calculates the above key performance indicators for both year-end 2006 and 2005 is as follows:

- Revenues;
- EBIT (earnings before interest and taxes) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges and Nonrecurring items;
- EBITDA (earnings before interest, taxes and depreciation and amortization charges) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges, Nonrecurring items and Depreciation & amortization;
- Current Ratio computed as Current assets divided by current liabilities; and
- Financial Debt to Equity ratio computed as total financial debt divided by total equity plus minority interest. Net Debt to equity ratio computed as total financial debt less cash and temporary investments over total equity plus minority interest.

As of March 31, 2006, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:



JAMES L. GO
Chairman and Chief Executive Officer
Date: 5-15-06



CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 5-15-06

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	P14,527,773	P5,459,047
Financial assets at fair value through profit and loss	28,313,400	29,122,632
Available-for-sale investments	4,194,681	3,929,698
Receivables - net	23,660,166	22,595,364
Inventories - net (Note 2)	11,416,053	11,095,943
Other current assets	4,034,994	4,093,565
Total Current Assets	86,147,067	76,296,249
Noncurrent Assets		
Held-to-maturity investments	590,705	419,243
Investments in associates and joint ventures - net	17,558,542	17,106,587
Investment properties - net	19,734,805	18,627,034
Property, plant and equipment - net	81,770,563	81,200,781
Goodwill - net	1,581,066	1,619,423
Intangibles - net	421,085	435,159
Other noncurrent assets	5,784,486	5,524,233
Total Noncurrent Assets	127,441,252	124,932,460
	P213,588,319	P201,228,709
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	P27,485,145	P26,056,016
Short-term debt	15,141,192	19,090,343
Current portion of:		
Long-term debt (Note 3)	4,360,077	11,440,033
Estimated liability for property and land development	239,790	418,091
Other current liabilities	5,424,179	4,454,525
Total Current Liabilities	52,650,383	61,459,008
Noncurrent Liabilities		
Long-term debt - net of current portion (Note 3)	65,278,944	55,276,295
Estimated liability for property and land development - net of current portion	995,139	1,085,427
Cumulative redeemable preferred shares	2,107,819	2,107,819
Deferred income tax liabilities - net	2,332,908	2,252,210
Other noncurrent liabilities	7,371,061	7,174,601
Total Noncurrent Liabilities	78,085,871	67,896,352
Total Liabilities	130,736,254	129,355,360
Equity		
Equity attributable to equity holders of the parent:		
Paid-up capital	12,856,988	12,856,988
Retained earnings	54,999,342	51,118,018
Other reserves	313,742	832,982
Treasury shares	(721,848)	(721,848)
	67,448,224	64,086,140
Minority interest	15,403,841	7,787,209
Total Equity	82,852,065	71,873,349
	P213,588,319	P201,228,709

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Three Months Ended March 31	
	2006	2005 (As restated)
REVENUES		
Sales and services:		
Foods	P9,153,252	P7,523,740
Telecommunications	2,018,785	2,148,782
Air transportation	1,962,577	1,848,001
Real estate and hotels	1,718,745	1,245,425
Petrochemicals	1,411,010	1,113,148
Textiles	475,193	631,858
Other supplementary businesses	33,982	29,685
Interest income	1,590,022	909,674
Equity in net earnings of associates and joint ventures	246,083	219,782
Others	4,925,744	460,165
	23,535,393	16,130,260
EXPENSES		
Cost of sales and services	11,277,627	9,693,019
Operating and other expenses	4,973,915	3,994,184
Financing costs and other charges	2,247,285	1,636,312
	18,498,827	15,323,515
INCOME BEFORE INCOME TAX	5,036,566	806,745
PROVISION FOR INCOME TAX	754,118	247,772
NET INCOME	P4,282,448	P558,973
ATTRIBUTABLE TO		
Equity holders of the parent	P3,881,323	P750,420
Minority interest	401,125	(191,447)
	P4,282,448	P558,973
BASIC EARNINGS PER SHARE (Note 4)	P0.57	P0.11

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on March 31, 2005 Unaudited Consolidated Financials Statements were restated to conform with the March 31, 2006 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands)

	Three Months Ended March 31	
	2006	2005 (As restated)
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Additional paid-in capital	**5,961,714**	5,961,714
Accumulated translation adjustment	**313,742**	1,273,210
Retained earnings		
Beginning	**51,118,018**	50,440,412
Effect of changes in accounting policies	**-**	(167,230)
As restated	**51,118,018**	50,273,182
Cumulative effect of change in accounting policy for financial instruments as of January 1, 2005	**-**	46,153
As adjusted	**51,118,018**	50,319,335
Net income	**3,881,324**	750,420
End	**54,999,342**	51,069,755
Treasury stock -at cost	**(721,848)**	(721,848)
	P67,448,224	P64,478,105

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Three Months Ended March 31	
	2006	2005 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax	P5,036,566	P806,745
Adjustments for:		
Depreciation and amortization	2,047,622	1,801,061
Interest expense	2,238,429	1,611,595
Interest income	(1,590,022)	(851,543)
Equity in net earnings of associates and joint ventures	(246,083)	(219,782)
Provisions for impairment losses on trade and other receivables	47,503	47,538
Operating income before changes in operating accounts	7,534,015	3,195,614
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	(975,381)	(1,231,330)
Inventories	(588,699)	(1,374,919)
Other current assets	58,571	(217,328)
Increase (decrease) in:		
Accounts payable and accrued expenses	786,194	1,509,367
Other current liabilities	969,654	1,186,905
Net cash generated from (used in) operations	7,784,354	3,068,309
Interest received	1,453,099	834,153
Interest paid	(1,595,494)	(1,176,434)
Income taxes paid	324,363	314,619
Net cash provided by operating activities	7,966,322	3,040,647
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Financial assets at fair value through profit and loss	809,231	-
Available-for-sale investments	(264,983)	-
Held-to-maturity investments	(171,461)	-
Temporary investments	-	(375,500)
Other noncurrent assets	(328,045)	(434,070)
Investments in associates and joint ventures	(397,639)	-
Property, plant and equipment - net	(2,471,206)	(1,958,407)
Investment properties - net	(1,107,771)	(385,280)
Net cash used in investing activities	(3,931,874)	(3,153,257)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Short-term debt	(3,949,151)	2,045,354
Long-term debt	2,896,718	(1,386,237)
Other noncurrent liabilities	(182,151)	6,830
Minority interest in consolidated subsidiaries	6,268,862	(51,871)
Net cash provided by financing activities	5,034,278	614,076
NET INCREASE IN CASH AND CASH EQUIVALENTS	9,068,726	501,466
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,459,047	8,015,823
CASH AND CASH EQUIVALENTS AT END OF PERIOD	P14,527,773	P8,517,289

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in compliance with accounting principles generally accepted in the Philippines (Philippine GAAP), as set forth in Philippine Financial Reporting Standards (PFRS). The consolidated financial statements are presented in Philippine Peso and have been prepared under the historical cost convention method, except for financial assets at fair value through profit and loss (FVPL), available for sale (AFS) investments and certain derivative financial instruments which are measured ar fair value, and hog market stocks which are measured at fair value less cost to sell.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

These interim financial statements followed the same accounting policies and methods of computation by which the most recent annual audited financial statements have been prepared. The Group adopted the following new or revised accounting standards in 2005:

- PFRS 1, First-time Adoption of PFRS
- PFRS 2, Share-Based Payment
- PFRS 3, Business Combination
- PFRS 5, Noncurrent Assets Held for Sale and Discontinued Operations
- PAS 16, Property, Plant and Equipment
- PAS 19, Employment Benefits
- PAS 21, The Effects of Changes in Foreign Exchange Rates
- PAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions
- PAS 32, Financial Instruments: Disclosures and Presentation
- PAS 38, Intangible Assets
- PAS 39, Financial Instruments: Recognition and Measurement
- PAS 40, Investment Property
- PAS 41, Agriculture

The comparative figures in 2005 were restated to reflect the adjustments resulting from the adoption of the abovementioned accounting standards.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarter ended March 31, 2006 and 2005 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	2006	2005
Foods		
Universal Robina Corporation and Subsidiaries	**59.18**	86.12
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**85.00**	90.11
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.80**	49.90

Companies	2006	2005
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
Multinational Finance Group Ltd.	**100.00**	100.00
Petrochemicals		
JG Summit Petrochemical Corporation	**82.28**	82.28
Air Transportation		
Cebu Air, Inc.	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00

Under Philippine GAAP, it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and substantially all subsidiaries in supplementary businesses.

2. INVENTORIES

Inventories consist of:	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
At cost:		
Finished Goods	**P2,994,357**	P3,037,364
Raw materials	**2,621,675**	2,412,095
	5,616,032	5,449,459
At NRV:		
Spare parts, packaging materials and other supplies	**2,473,592**	2,426,719
Work in process	**416,933**	458,036
Subdivision land & condominium units held for sale	**988,097**	647,977
By-products	**9,777**	7,217
	3,888,399	3,539,949
At fair value less cost to sell:		
Poultry and hog market stock	**817,597**	848,543
Materials in-transit	**1,094,025**	1,257,992
	P11,416,053	P11,095,943

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. *LONG-TERM DEBT*

Long-term debt is summarized as follows:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
Parent Company:		
Foreign Currency:		
Bayerische HypoVereinsbank AG (HypoVereinsbank) loan	**P5,633,515**	P6,067,727
Philippine Peso:		
Loan from a local bank	**750,000**	750,000
	6,383,515	6,817,727
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	**55,626**	60,336
US$ 100 million 9.25% Notes Due 2006	**-**	4,970,930
US$ 102.3 million Guaranteed Floating Rate Notes and Term Loan Facility, Due 2006	**626,246**	2,613,170
US$100 million 8 3/8% Notes Due 2006	**2,759,276**	2,902,668
US$300 million 8.25% Notes Due 2008	**14,761,612**	15,320,137
US$125 million 9% Notes Due 2008	**5,765,921**	6,954,603
US$200 million 8.25% Notes Due 2012	**10,482,710**	11,055,229
US$300 million 8% Notes Due 2013	**13,656,240**	-
Zero Coupon 12% Convertible Bonds Due 2013	**11,328**	10,421
Various borrowings from HypoVereinsbank, interest rates ranging from 1.12% to LIBOR + 0.75%	**470,085**	684,527
Various term loan facilities, interest rates ranging from LIBOR + 0.75% to 2.70%	**4,063,472**	4,265,731
Finance lease obligations	**5,187,243**	5,477,173
Minimum purchase agreement	**332,312**	345,085
	58,172,071	54,660,010
Philippine Pesos:		
Capital lease obligation	**2,475,540**	2,475,540
Borrowing from a local bank	**700,000**	700,000
P1,000 Million Loan	**1,000,000**	1,000,000
P1,000 Million Bonds	**850,000**	1,000,000
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	**57,895**	63,051
	5,083,435	5,238,591
	69,639,021	66,716,328
Less current portion	**4,360,077**	11,440,033
	P65,278,944	P55,276,295

The exchange rate used to restate the foreign currency denominated long-term borrowings as of March 31, 2006 was P51.125:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P53.090:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of March 31, 2006 and 2005:

		2006		2005
Net income		P3,881,323		P750,420
Weighted average number of common shares		6,797,191,657		6,797,191,657
Earnings per share				
Basic	P	0.57	P	0.11

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

	REVENUES		EXPENSES	
	2006	2005	2006	2005
Foods	P9,153,252	P7,523,740	P8,733,880	P7,050,065
Telecommunications	2,018,785	2,148,782	1,997,262	2,373,977
Petrochemicals	1,411,010	1,113,148	1,424,719	1,220,385
Air transportation	1,962,577	1,848,001	2,055,507	1,902,128
Real estate & hotels	1,718,745	1,245,425	1,362,625	949,894
Textiles and other supplementary businesse	509,175	661,543	562,914	664,523
Parent/International, capital & financial services	6,761,849	1,589,621	3,517,163	1,218,869
	P23,535,393	P16,130,260	P19,654,070	P15,379,840

	NET INCOME		TOTAL ASSETS	
	2006	2005	2006	2005
Foods	P419,372	P473,675	P54,552,892	P45,177,454
Telecommunications	21,523	(225,195)	55,049,504	52,860,305
Petrochemicals	(13,709)	(107,237)	8,574,244	11,979,603
Air transportation	(92,930)	(54,127)	13,524,113	6,004,145
Real estate & hotels	356,120	295,531	27,286,593	23,949,554
Textiles and other supplementary businesse	(53,739)	(2,980)	4,192,963	4,291,791
Parent/International, capital & financial services	3,244,686	370,752	50,408,010	37,012,703
	P3,881,323	P750,420	P213,588,319	P181,275,555

	LIABILITIES		NET ASSETS (EQUITY + MI)	
	2006	2005	**2006**	2005
Foods	**P29,000,484**	P21,268,235	**P25,552,408**	P23,909,219
Telecom	**52,451,720**	45,424,576	**2,597,784**	7,435,729
Petrochemicals	**5,852,566**	4,815,371	**2,721,678**	7,164,232
Air transportation	**12,882,486**	5,246,421	**641,627**	757,724
Real estate & hotels	**13,264,041**	10,797,909	**14,022,552**	13,151,645
Textiles and other supplementary business	**1,825,958**	1,947,989	**2,367,005**	2,343,802
Parent/International, capital & financial services	**15,458,999**	14,581,746	**34,949,011**	22,430,957
	P130,736,254	P104,082,247	**P82,852,065**	P77,193,308

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
March 31, 2006

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	12,574,713	9,074,194	3,500,519
Less: Allowance for impairment losses	(3,050,562)	-	(3,050,562)
NET TRADE RECEIVABLES	9,524,151	9,074,194	449,957
NON-TRADE RECEIVABLES			
Finance receivables	3,926,122	3,926,122	-
Others	10,209,893	7,511,234	2,698,659
	14,136,015	11,437,356	2,698,659
	23,660,166	20,511,550	3,148,616

PART 1- FINANCIAL INFORMATION

Item 1. Financial Statements required under SRC Rule 68.1		Remarks
7. The following information, as a minimum, should be disclosed in the notes to financial statements, if material and if not disclosed elsewhere in the interim financial report.		
h.	Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period;	not applicable
i.	The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisitions or disposal of subsidiaries and long-term investments, restructurings, and discontinuing operations;	not applicable
j.	Changes in contingent liabilities or contingent assets since the last annual balance sheet date.	not applicable
k.	Existence of material contingencies and any other events or transactions that are material to an understanding of the current interim period.	not applicable
Item 2. Management's Discussion and Analysis (MDA) of Financial Condition and Results of Operations ((Part 111, par. (A) (2) (b))		
2. Discussion of the Company's and its majority -owned subsidiaries' top five (5) key performance indicators. It shall include a discussion of the manner by which the company calculates or identifies the indicators presented on a comparable basis.		Pages 3 - 8
3. Discussion and analysis of material event/s and uncertainties known to management that would address the past and would have an impact on future operations of the following:		
a.	Any known trends, demands, commitments, events or uncertainties that will have a material impact on the issuer's liquidity.	not applicable
b.	Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.	not applicable
c.	Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales/revenues/income from continuing operations.	not applicable
d.	Any significant elements of income or loss that did not arise from the issuer's continuing operations.	not applicable
e.	Any seasonal aspects that had a material effect on the financial condition or result of operations.	not applicable

Item 2. **Management's Discussion and Analysis (MDA) of Financial Condition and Results of Operations ((Part 111, par. (A) (2) (b))**	**Remarks**
f. Any events that will trigger direct or contigent financial obligation that is material to the company, including any default or acceleration of an obligation.	not applicable
g. All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.	not applicable
h. The causes for any material change from period to period which shall include vertical and horizontal analysis of any material item; The term "material" in this section shall refer to changes or items amounting to five percent (5%) of the relevant accounts or such lower amount, which the registrant deems material on the basis of other factors.	Pages 3 - 8
PART 11 - OTHER INFORMATION 1. Disclosure not made under SEC Form 17-C	not applicable